PROSPECTUS                                      Filed Pursuant to Rule 424(b)(4)
                                                Registration Number 333-46543

                               3,600,000 Shares

                         [OMNIQUIP INTERNATIONAL LOGO]

                                 COMMON STOCK

                               ----------------

 THE SHARES  OFFERED HEREBY  ARE OUTSTANDING  SHARES OF  COMMON STOCK  OF THE
  COMPANY  AND ARE BEING  SOLD BY THE  SELLING STOCKHOLDERS. SEE  "PRINCIPAL
    AND SELLING  STOCKHOLDERS." THE  COMPANY WILL  NOT RECEIVE  ANY OF  THE
     PROCEEDS FROM  THE SALE OF  SHARES OFFERED HEREBY.  OF THE 3,600,000
      SHARES OF  COMMON STOCK BEING OFFERED, 2,880,000  SHARES ARE BEING
        OFFERED INITIALLY IN THE UNITED  STATES AND CANADA BY THE  U.S.
         UNDERWRITERS AND 720,000 SHARES  ARE BEING OFFERED INITIALLY
          OUTSIDE   OF  THE   UNITED  STATES   AND  CANADA  BY   THE
            INTERNATIONAL  UNDERWRITERS.  SEE  "UNDERWRITERS."  THE
             COMMON STOCK OF THE  COMPANY IS TRADED ON THE NASDAQ
              NATIONAL MARKET UNDER  THE SYMBOL "OMQP." ON MARCH
                11, 1998, THE  LAST SALE  PRICE FOR THE  COMMON
                 STOCK  AS REPORTED  BY  THE  NASDAQ NATIONAL
                  MARKET WAS $26 1/4 PER SHARE.

                               ----------------

 SEE "RISK FACTORS" BEGINNING  ON PAGE 8 FOR A  DISCUSSION OF CERTAIN FACTORS
  THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                               ----------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE  COMMISSION OR ANY STATE SECURITIES COMMISSION  NOR HAS THE
     SECURITIES  AND   EXCHANGE  COMMISSION   OR  ANY   STATE  SECURITIES
       COMMISSION  PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF  THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
           OFFENSE.

                               ----------------
                             PRICE $25 1/2 A SHARE

                               ----------------

                                                   UNDERWRITING    PROCEEDS TO
                                       PRICE TO   DISCOUNTS AND      SELLING
                                        PUBLIC    COMMISSIONS(1) STOCKHOLDERS(2)
                                      ----------- -------------- ---------------
Per Share............................   $25.50        $1.275         $24.225
Total(3)............................. $91,800,000   $4,590,000     $87,210,000

--------
  (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
  (2) Before deducting expenses payable by the Selling Stockholders estimated at $400,000.
  (3) The Selling Stockholders have granted to the U.S. Underwriters an option, exercisable for 30 days from the date hereof, to purchase an aggregate of 506,669 additional Shares of Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Selling Stockholders will be $104,720,060, $5,236,003 and $99,484,057, respectively. See
      "Underwriters."

                               ----------------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Sidley & Austin, counsel for the Underwriters. It is expected that delivery of the Shares will be made on or about March 17, 1998 at the offices of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                               ----------------

MORGAN STANLEY DEAN WITTER
                CREDIT SUISSE FIRST BOSTON
                                 SCHRODER & CO. INC.
                                                          ROBERT W. BAIRD & CO.
                                                          Incorporated

March 11, 1998

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY ANY SELLING STOCKHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

  For investors outside of the United States: No action has been or will be taken in any jurisdiction by the Company or any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus.

                               ----------------

  In this Prospectus references to "dollar" and "$" are to United States dollars, and the term "United States" or "U.S." means the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

                               ----------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Prospectus Summary.......................................................    3
Risk Factors.............................................................    8
Use of Proceeds..........................................................   12
Price Range of Common Stock and Dividend Information.....................   12
Capitalization...........................................................   13
Selected Consolidated Financial Data.....................................   14
Management's Discussion and Analysis of Results of Operations and
 Financial Condition.....................................................   16
Pro Forma Financial Information..........................................   24
Management's Discussion and Analysis of Pro Forma Results of Operations..   27
Business.................................................................   31
Management...............................................................   42
Principal and Selling Stockholders.......................................   50
Certain Transactions.....................................................   52
Description of Capital Stock.............................................   55
Certain U.S. Federal Tax Considerations for Non U.S. Holders of Common
 Stock...................................................................   57
Underwriters.............................................................   60
Legal Matters............................................................   63
Experts..................................................................   63
Additional Information...................................................   63
Index to Financial Statements............................................  F-1

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                      [INSIDE FRONT COVER OF PROSPECTUS]

Photo: SNORKELIFT brand of telescoping articulating aerial work platform being used by a television cameraman

Photo: SKY TRAK brand telescopic material handler using a truss boom in a crane application

Photo: LULL brand telescopic material handler with a fork attachment placing a load in front of the machine

Photo: SCAT TRAK brand skid steer loader with a back hoe attachment being used to dig dirt

                               PROSPECTUS SUMMARY

  The following summary information is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements and the notes thereto included elsewhere in this Prospectus. The Company owns the trademarks SKY TRAK(R), SCAT TRAK(R), TRAK International(R), LULL(R), DYNA LUGGER(R), SNORKELIFT(R), WILDCAT(R) and MILLENNIA(TM). Other trademarks appearing in this Prospectus are the property of their respective holders. Unless otherwise indicated, or unless the context otherwise requires, the "Company" or "OmniQuip" as used in this Prospectus refers to OmniQuip International, Inc., its predecessors and subsidiaries, "Investments L.P." refers to Harbour Group Investments III, L.P., and "Uniquip L.P." refers to Uniquip-HGI Associates, L.P. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

  The Company is the largest North American manufacturer of telescopic material handlers and, as a result of its recent acquisition of the Snorkel Division ("Snorkel") of Figgie International Inc. ("Figgie"), one of the leading North American producers of aerial work platforms. Other products manufactured by the Company include skid steer loaders and a range of other material handling equipment. OmniQuip's highly versatile products are used in a variety of applications for construction, industrial, maintenance, military and agricultural markets. The Company's principal products are marketed under the well-recognized and highly-regarded SKY TRAK, LULL, SNORKELIFT and WILDCAT brand names.

  Telescopic material handlers are especially useful in rough terrain environments and congested job sites, where their maneuverability and ability to raise, extend and lower payloads provide significant advantages over more traditional material handling equipment, such as cranes, straightmast forklifts and elevators. The Company's telescopic material handlers have a maximum lift capacity of 5,000 pounds to 10,000 pounds and can position payloads from 28 feet to 54 feet above the ground or 15 feet to 39 feet in front of the machine's chassis. The versatility of these units allows users to lower overall costs by substituting a single telescopic material handler for one or more other types of material handling equipment, as well as for certain labor intensive material handling tasks. The Company believes it manufactures the broadest product line of telescopic material handlers in North America. Shipments of commercial telescopic material handlers increased from approximately 950 units in calendar 1990 to approximately 3,300 units in 1997. Based upon industry reports, the Company believes that its North American market share of 1997 shipments of telescopic material handlers was approximately 36%. In addition, OmniQuip has been the principal supplier since 1988 of telescopic material handlers to the military. The Company has a contract to supply the U.S. Army with a new generation of telescopic material handlers to support the logistics requirements of the Rapid Deployment Forces. The Army has estimated that its requirements under the contract could range up to a maximum of 1,200 ATLAS vehicles, or a maximum contract value of $120 million, over a four-year period. Through December 31, 1997, the Company has sold approximately 100 units under this contract. The Company believes that this contract will enhance its ability to pursue sales to other branches of the United States armed forces and to foreign military agencies. See "Risk Factors--ATLAS Contract."

  Aerial work platforms are mobile, versatile units designed to position workers and materials easily in elevated work locations. Such highly versatile products allow users to increase productivity in certain labor intensive tasks in an enhanced safety environment compared to equipment traditionally used to reach elevated and difficult to reach positions such as scaffolding and ladders. The Company's broad product line includes self-propelled telescoping and/or articulating boom-type platforms, which have maximum elevation capabilities ranging from 33 feet to 126 feet from ground to platform height and self-propelled scissor-type platforms with maximum elevation capabilities ranging from 15 feet to 40 feet from ground to platform height. The Company also manufactures a small line of truck-mounted and trailer-mounted booms with elevation capabilities ranging from 40 feet to 69 feet in height. Shipments of aerial work platforms marketed under the SNORKELIFT and WILDCAT brand names increased from approximately 1,900 units in 1990 to approximately 4,200 units in 1997.

  The Company competes principally in selected segments of the material handling, construction and maintenance equipment markets which utilize engines of less than 130 horsepower. The Company believes that these segments have typically experienced a higher level of growth in recent years than general construction equipment markets. North American shipments of construction and allied equipment grew from $30.8 billion in 1990 to $41.6 billion in 1996, representing a nominal compound annual growth rate of 5.1%. According to industry estimates, shipments of telescopic material handlers in North America grew from approximately 2,500 units in 1990 to approximately 9,100 units in 1997, representing a real compound annual growth rate of 20.3%, and sales of aerial work platforms in North America grew from approximately 13,200 units in 1990 to approximately 40,600 units in 1997, representing a real compound annual growth rate of 17.4%. The Company believes higher growth rates for telescopic material handlers and aerial work platforms are attributable to a number of factors, including the following: increased productivity and safety provided by these products, high product versatility, significant growth in demand for equipment rentals, and growth in demand for these products for non-construction applications.

  The Company was formed in 1995 by Investments L.P. in connection with the acquisition of TRAK International, Inc. ("TRAK"), a manufacturer of telescopic material handlers and skid steer loaders. TRAK was the first company to introduce the arc boom forklift, the precursor to the telescopic material handler, in 1954. In August 1996, the Company acquired the business and substantially all of the assets of Lull Industries, Inc. ("Lull"), a manufacturer of telescopic material handlers, with a small product line of skid steer loaders, articulated forklifts and tenders, masonry tenders and motorized wheelbarrows. Lull's business was founded in 1956. In November 1997, the Company acquired the business and substantially all the assets of Snorkel. Snorkel is a manufacturer of aerial work platforms and was founded in 1959.

  The Company's strategy is to grow within segments of the material handling and light equipment markets which typically are not dominated by full-line construction equipment manufacturers, which are growing faster than the construction industry generally, and which typically utilize independent dealers for distribution rather than distributorships primarily dedicated to products made by a single manufacturer. The Company intends to achieve its business strategy by providing superior products, pursuing a multiple brand distribution strategy, acquiring complementary businesses, achieving cost savings from the integration of acquired operations, and leveraging its position as a leading North American manufacturer to expand its penetration of global markets.

  The Snorkel acquisition is consistent with the Company's objective of pursuing complementary acquisitions. Given the similarities in Snorkel's distribution systems, purchased components and manufacturing processes to those at TRAK and Lull, the Company believes that potential synergies exist in each of these areas. The Company will be able to distribute a broader product line to national rental fleets and other customers. Additionally, purchasing synergies may be realized in component purchasing. Finally, the Company believes certain of the manufacturing methods used at TRAK and Lull may be utilized to increase the efficiency of Snorkel's manufacturing processes, including its paint systems and final assembly operations.

  The Company's principal executive offices are located at 222 East Main Street, Port Washington, Wisconsin 53074, and its telephone number is (414) 268-8965.

                                  THE OFFERING

Common Stock offered by the
 Selling Stockholders:
 U.S. offering.................... 2,880,000 shares
 International offering...........   720,000 shares
                                       -------------------
  Total Common Stock offered...... 3,600,000 shares
Common Stock to be outstanding     14,260,000 shares
 after the Offering...............
Use of proceeds................... The Company will not receive any proceeds from the sale of the Common Stock offered
                                   hereby.
Nasdaq Symbol..................... OMQP
Dividend Policy................... The Company expects to continue to pay a quarterly cash dividend of $0.01 per share.
                                   See "Price Range of Common Stock and
                                   Dividend Information."

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

  The following summary historical consolidated and unaudited pro forma consolidated financial data were derived from the historical consolidated financial statements of the Company or TRAK, as the predecessor to the Company, and the pro forma financial information of the Company, included elsewhere herein. The information contained in this table should be read in conjunction with "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition," "Pro Forma Financial Information," "Management's Discussion and Analysis of Pro Forma Results of Operations" and the financial statements included elsewhere herein.

                         PREDECESSOR(1)                      COMPANY                             PRO FORMA(4)
                         --------------  --------------------------------------------------  ---------------------
                                                                             THREE MONTHS                  THREE
                                                          FISCAL YEARS           ENDED       FISCAL YEAR  MONTHS
                          OCT. 1, 1994   AUG. 17, 1995   ENDED SEPT. 30,     DECEMBER 31,       ENDED      ENDED
                            THROUGH         THROUGH     ------------------  ---------------   SEPT. 30,   DEC. 31,
                         AUG. 16, 1995   SEPT. 30, 1995 1996(2)     1997     1996   1997(3)      1997       1997
                         --------------  -------------- --------  --------  ------- -------  ------------ --------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............    $75,401         $12,723     $124,861  $264,213  $59,166 $84,575    $421,345   $100,467
Cost of sales...........     57,707           9,787       92,688   192,270   43,887  63,433     318,846     77,714
                            -------         -------     --------  --------  ------- -------    --------   --------
Gross profit............     17,694           2,936       32,173    71,943   15,279  21,142     102,499     22,753
Selling, general and
 administrative
 expenses...............     10,903           1,670       16,311    27,717    5,755   9,459      43,309     11,467
                            -------         -------     --------  --------  ------- -------    --------   --------
Operating income........      6,791           1,266       15,862    44,226    9,524  11,683      59,190     11,286
Interest expense........      1,379             353        3,434     6,106    2,183   1,805      11,431      2,743
Other finance charges...      1,121             269        2,012     2,182      589     627       1,806       (742)
                            -------         -------     --------  --------  ------- -------    --------   --------
Income before income
 taxes..................      4,291             644       10,416    35,938    6,752   9,251      45,953      7,801
Provision for income
 taxes..................      1,762             262        4,060    14,556    2,774   3,711      18,633      3,131
                            -------         -------     --------  --------  ------- -------    --------   --------
Income before
 extraordinary item and
 change in accounting
 principles.............      2,529             382        6,356    21,382    3,978   5,540      27,320      4,670
Extraordinary item,
 net(5).................        --              --          (314)     (782)     --     (545)        --         --
Cumulative effect of
 change in accounting
 principles.............       (241)(6)         --           --        --       --      --          --         --
                            -------         -------     --------  --------  ------- -------    --------   --------
Net income..............    $ 2,288         $   382     $  6,042  $ 20,600  $ 3,978 $ 4,995    $ 27,320   $  4,670
                            =======         =======     ========  ========  ======= =======    ========   ========
Basic and diluted
 earnings per
 share:(7)(8)
 Income before
  extraordinary item....                    $  0.03     $   0.56  $   1.66  $  0.35 $  0.39    $   1.92   $   0.33
 Extraordinary item.....                        --         (0.03)    (0.06)     --    (0.04)        --         --
                                            -------     --------  --------  ------- -------    --------   --------
 Net income.............                    $  0.03     $   0.53  $   1.60  $  0.35 $  0.35    $   1.92   $   0.33
                                            =======     ========  ========  ======= =======    ========   ========

                                                         COMPANY
                                                --------------------------------
                                                    SEPT. 30,
                                                --------------------    DEC. 31,
                                                1996(2)       1997      1997(3)
                                                --------    --------    --------
                                                  (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital................................ $ 13,393    $ 14,402    $ 59,540
Total assets...................................  139,580     144,298     283,943
Short-term debt................................    3,875       8,625      10,000
Long-term debt.................................   84,566      25,609     146,749
Stockholders' equity...........................   12,425(9)   70,398(9)   74,466

--------
(Footnotes on following page)

--------
 (1) The Company was organized in 1995 for the purpose of acquiring TRAK, the predecessor company.
 (2) Amounts as of and for fiscal year ended September 30, 1996 reflect the acquisition of Lull on August 15, 1996.
 (3) Historical amounts as of and for the three months ended December 31, 1997 reflect the acquisition of Snorkel on November 17, 1997.
 (4) See "Pro Forma Financial Information" included elsewhere herein.
 (5) Amount in fiscal year 1996 reflects the write-off of deferred finance charges, net of $200 of income tax benefits, in connection with the refinancing of debt. Amount in fiscal year 1997 reflects the write-off of deferred finance charges, net of $521 of income tax benefits, in connection with the refinancing of debt. Amount in the three months ended December 31, 1997 reflects the write-off of deferred finance charges, net of $371 of income tax benefits, in connection with the refinancing of debt.
 (6) In October 1994, TRAK adopted Statement of Financial Accounting Standards, No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). The cumulative effect of adopting SFAS 106 was to record a charge of $241, net of income tax benefits.
 (7) Basic and diluted earnings per share is based on weighted-average shares outstanding of 11,250,000 for the period August 17, 1995 through September 30, 1995, for the fiscal year ended September 30, 1996 and for the three months ended December 31, 1996, 12,845,000 for the fiscal year ended September 30, 1997 and 14,255,000 and 14,366,000, respectively, for the three months ended December 31, 1997.
 (8) Given the historical organization and capital structure of TRAK, as predecessor to the Company, earnings per share information is not considered meaningful for the predecessor.
 (9) The change in stockholders' equity as of September 30, 1997 versus September 30, 1996 includes $37,516 of proceeds from the Company's initial public offering of common stock which was completed in March 1997.

                                 RISK FACTORS

  Prospective purchasers of the Common Stock offered hereby should carefully consider the following factors, as well as the other information contained in this Prospectus.

ABSENCE OF CONSOLIDATED OPERATING HISTORY; RECENT ACQUISITIONS

  The Company was formed in 1995 in connection with the acquisition of TRAK. Subsequently, the Company acquired the business and substantially all of the assets of Lull in August 1996 and Snorkel in November 1997. While the Company believes that it has successfully integrated the operations of Lull, there can be no assurance that the Company will be successful in integrating the operations of Snorkel, that such integration will not divert management resources or cause temporary disruptions in the management of the business or that the Company will realize the contemplated manufacturing, purchasing and other efficiencies or synergies from such integration. In addition, there can be no assurance that the Company will not experience unanticipated liabilities or other problems arising subsequent to the completion of the Snorkel acquisition, or that this acquisition and any subsequent integration will not otherwise have an adverse effect on the Company. See "Business."

LEVERAGED CAPITAL STRUCTURE

  The Company has incurred substantial indebtedness in connection with the acquisition of TRAK, Lull and Snorkel since 1995, and has limited additional borrowing capacity under its existing credit facilities. At December 31, 1997, the Company's total indebtedness was $156.7 million and its ratio of total debt to capitalization was approximately 67.8%. The degree to which the Company is leveraged could have important consequences to holders of Common Stock, including the following: (i) the Company's ability to obtain additional financing for acquisitions, working capital, capital expenditures, general corporate purposes, or other purposes may be impaired; (ii) a portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness; (iii) the Company may be more leveraged than some of its competitors, which may place the Company at a competitive disadvantage; and (iv) a significant portion of the Company's borrowings are at floating rates of interest, which causes the Company to be vulnerable to increases in interest rates. In addition, if the Company is unable to generate sufficient cash flow from operations in the future, it may be required to refinance its existing debt or seek to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to the Company. See "Capitalization" and "Management's Discussion and Analysis of Results of Operations and Financial Condition."

CYCLICALITY

  The markets for the Company's products have historically been cyclical. Because many of the Company's products are used primarily in the construction industry, its sales, and therefore its results of operations, are significantly dependent upon the general state of the economy, regional economic conditions, interest rates and other factors affecting residential and commercial building activities. During periods of expansion in construction activity, the Company generally benefits from increased demand for construction equipment. Conversely, during recessionary times, the Company may be adversely affected by declines in demand for such products, due not only to decreased sales but also to possible losses under the Company's various guarantees pursuant to dealer floor-plan and rental fleet financing arrangements. In addition, sales to the equipment rental industry may be more cyclical than sales of construction equipment generally. While the Company believes that increased sales of its products to military, agricultural and industrial end-users may mitigate to some extent the effects of cyclicality in the construction industry, there can be no assurance that growth in the markets for the Company's products will occur or that such growth will result in increased demand for the Company's products. See "Management's Discussion and Analysis of Results of Operations and Financial Condition," "Management's Discussion and Analysis of Pro Forma Results of Operations" and "Business."

ATLAS CONTRACT

  In 1995, the Company was awarded a four year, fixed-price contract by the United States Army, United States Army Reserve and National Guard (collectively, the "Army") for the supply of the Army's requirements for the All-Terrain Lifter, Army System ("ATLAS"), the next generation of the military version of the Company's commercial telescopic material handler. The contract covers the Army's requirements for ATLAS vehicles over a four year period. Such requirements have been estimated by the Army to range up to a maximum of 1,200 vehicles, or a maximum contract value of $120 million, but such estimates are not binding and actual purchase orders received from the Army under the contract may be significantly less than the maximum estimated amounts. The Army has the contract option to purchase up to an additional 300 units above the 1,200 unit maximum. As of December 31, 1997, the Company has sold approximately 100 units to the Army and received orders for the purchase of approximately 350 additional units. There can be no assurance that the Army will be satisfied with the initial units manufactured, that modifications required, if any, as a result of Army testing will not result in a material increase in the cost to the Company to produce such units, that the Army will place orders for any specified number of units, that the Army, if it purchases units under the contract, will purchase additional units after the expiration of the contract, that the U.S. Congress will appropriate necessary funds to permit the purchase of desired units or that the Army will not take other actions, including termination of the contract, which could have a material adverse effect on the Company. In addition, there can be no assurance that any sales made by the Company under the contract will be profitable. See "Business."

ACQUISITION STRATEGY

  The Company expects to continue a strategy of identifying and acquiring companies with complementary products or services which could be expected to enhance the Company's operations and profitability. There can be no assurance that the Company will continue to identify suitable new acquisition candidates, obtain financing necessary to complete such acquisitions or acquire businesses on satisfactory terms or that any business acquired by the Company will be integrated successfully into the Company's operations or prove to be profitable. The Company could incur substantial indebtedness in connection with its acquisition strategy. To the extent that the Company issues shares of Common Stock to finance any acquisition, existing stockholders may experience dilution.

PRODUCT LIABILITY

  From time to time, the Company is the subject of product liability and personal injury claims relative to the Company's products, which, if successful, could have a material adverse impact on the Company. The acquisition of Snorkel is likely to increase significantly the number of product liability and personal injury claims brought against the Company arising from the use of Snorkel products to lift and position people in aerial work environments. Although the Company maintains liability insurance coverage that it believes to be adequate, there can be no assurance that the Company will be able to maintain such coverage or obtain alternate coverage in the future at a reasonable cost, or that such coverage will be sufficient to satisfy future claims, if any. See "Business--Product Liability and Product Recall."

PRODUCT RECALL

  From time to time, the Company discovers defects in product design for existing products which require it to take steps to correct or retrofit, at the Company's expense, previously sold products. The Company has completed programs for correcting defects in certain of its LULL brand of telescopic material handlers and in two models of its skid steer loaders at a cost of approximately $3.8 million, approximately equal to the amount previously reserved. In connection with the acquisition of Snorkel, the Company has assumed responsibility for a recall program involving HUNTERLIFT scissor lifts manufactured between 1979 and 1992. The Company has also assumed responsibility for a lawsuit relating to the recall of HUNTERLIFT scissor lifts. The Company has established what it believes to be an adequate reserve for both the estimated cost of this recall program and the lawsuit. There can be no assurance, however, that the ultimate cost of the HUNTERLIFT recall and the lawsuit will not exceed the amount of the previously-established reserve, that the recall will not adversely affect the

Company's reputation or result in a decline in sales of the Company's products or that action required to be taken in connection with the recall will not result in additional temporary disruptions in the Company's business. See "Business--Product Liability and Product Recall."

DEALER FINANCE ARRANGEMENTS

  The Company assists its dealers in floor plan and rental fleet financing arrangements. In connection therewith, the Company has undertaken certain guarantee and repurchase obligations, generally subject to certain limitations. Although the Company has not incurred any material losses pursuant to these arrangements in recent years, there can be no assurance that the Company will not incur such losses in the future. See "Management's Discussion and Analysis of Results of Operations and Financial Condition-- Capital Resources and Liquidity" and "Business--Marketing and Distribution-- Financing."

DEPENDENCE ON CERTAIN SUPPLIERS

  Certain of the components included in the Company's products are obtained from a single supplier or a limited number of suppliers. Disruption or termination of supplier relationships could have an adverse effect on the Company's operations. The Company believes that alternative sources could be obtained, if necessary, but the inability to obtain sufficient quantities of the components or the need to develop alternative sources, if and as required in the future, could result in delays or reductions in product shipments, or higher purchasing costs, which in turn could have an adverse effect on the Company's results of operations and customer relationships. See "Business-- Manufacturing and Raw Materials."

TECHNOLOGICAL CHANGE

  Certain of the Company's products are subject to changing technology which could place the Company at a competitive disadvantage relative to alternative products introduced by competitors. There can be no assurance that the Company will be able to achieve the technological advances or introduce new products that may be necessary to remain competitive.

COMPETITION

  The markets for the Company's products are highly competitive and relatively fragmented, with a large number of competitors. Many of the Company's competitors are larger than the Company and have greater financial, marketing and technical resources. In addition, the Company may encounter competition from new market entrants. There can be no assurance that competitors will not take actions, including developing new products, which could adversely affect the Company's sales and operating results.

YEAR 2000

  The Company utilizes computer information systems to internally record and track information, as well as to interact with certain customers, suppliers, financial institutions and other organizations. Management has preliminarily assessed risks and costs related to addressing Year 2000 issues as they pertain to the Company and its information systems. Based upon this assessment, the Company does not believe that the modification of the Company's systems to address such matters will have a material impact on the Company's financial position or results of operations. However, there are numerous uncertainties relating to addressing Year 2000 issues. These include actual implementation of measures to address Year 2000 issues, the impact of outside parties appropriately addressing their Year 2000 issues, and other factors, some of which may be beyond the Company's control, and all of which may cause results to be different than currently anticipated by the Company.

DEPENDENCE ON KEY PERSONNEL

  The success of the Company's business is dependent upon the management and leadership skills of P. Enoch Stiff, the Company's President and Chief Executive Officer, and other members of the Company's senior management team. The Company does not have employment agreements with, or "key man" life insurance on,

Mr. Stiff and other key executive officers. The loss of the services of Mr. Stiff or other senior executives could have a material adverse effect on the Company's business and results of operations. In addition, the future success of the Company will depend, among other factors, on the Company's ability to continue to attract and retain qualified personnel. See "Management."

ENVIRONMENTAL MATTERS

  The Company is subject to various federal, state and local environmental laws and regulations which require compliance with increasingly stringent and costly requirements. Pursuant to these laws and regulations, the Company may also be required from time to time to remediate environmental contamination associated with releases of hazardous substances. Although the costs of compliance with these requirements have not been material to date, there can be no assurance that the costs of future compliance will not be material. In addition, although the Company ordinarily conducts "Phase I" environmental testing in connection with acquisitions of acquired businesses and additional testing if deemed appropriate under the circumstances in order to minimize the risks of encountering material environmental problems resulting from such acquisitions, there can be no assurance that the Company will not discover material unanticipated environmental problems requiring significant expenditures for corrective action or remediation following the completion of an acquisition. See "Business--Environmental and Safety Regulations."

SURRENDER OF VOTING CONTROL BY CONTROLLING STOCKHOLDERS

  As of February 18, 1998, Investments L.P. and Uniquip L.P, both of whom are under the common control of Sam Fox, collectively owned approximately 28.4% of the outstanding Common Stock of the Company and, as a result, have been able, as a practical matter, to elect all of the directors of the Company and to exercise control over the management and policies of the Company. As a result of the Offering, these entities collectively will own approximately 3.0% of the shares outstanding (none if the over-allotment option is exercised in full) and will no longer be able to exercise voting control over the Company. The Company is unaware of any current intent of these entities or their affiliates to reacquire such control in the future. In addition, as a result of the Offering, it is likely that there will be a greater number of beneficial owners of Common Stock and a larger number of shares outstanding available for resale in the secondary market.

  Affiliates of Investments L.P. have entered into certain agreements with the Company whereby such entities provide the Company with operations consulting and corporate development services as requested from time to time by the Company. See "Certain Transactions--Related Party Transactions." Such affiliates have had a significant role in assisting the Company in its pursuit of its acquisition strategy. In addition, four individuals who are affiliates of Investments L.P. serve as directors of the Company and are expected to continue to serve as directors following the Offering. Investments L.P. and its affiliates have advised the Company that, as a result of the Offering and the surrender of practical control over the Company, it is likely that Investments L.P. and its affiliates will diminish their involvement with the Company over an as yet undetermined period of time. There can be no assurance that the surrender of practical control or the diminution in involvement in the Company's affairs will not have a material adverse effect on the Company.

ANTI-TAKEOVER PROVISIONS

  Certain provisions in the Company's Restated Certificate of Incorporation and Bylaws could have the effect of making more difficult or discouraging an acquisition of the Company deemed undesirable by its Board of Directors. These include: (i) a classified Board of Directors, (ii) the existence of authorized but unissued Common Stock and (iii) the existence of authorized but unissued preferred stock, which could be issued by the Company's Board of Directors without stockholder approval, containing such terms as the Board of Directors may approve. In addition, certain provisions of Delaware law applicable to the Company, including Section 203 of the Delaware General Corporation Law, could have the effect of delaying, deferring or preventing a change of control of the Company.

FORWARD-LOOKING STATEMENTS

  This Prospectus contains certain forward-looking statements concerning the Company's operations, economic performance and financial condition that are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Such statements are subject to various risks and uncertainties. A number of important factors could cause the Company's actual results to differ materially from those expressed in, or implied by, such forward-looking statements. These factors include, without limitation, those identified under "Risk Factors" and elsewhere in this Prospectus.

                                USE OF PROCEEDS

  The shares offered hereby are outstanding shares of Common Stock of the Company and are being sold by the Selling Stockholders. None of the proceeds from the sale of the shares of Common Stock will be received by the Company.

             PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

  The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "OMQP." The following table sets forth, for the fiscal quarters indicated, the high and low bid prices per share for the Common Stock as reported by the Nasdaq National Market since March 21, 1997, the day trading commenced and dividends declared per share for the periods indicated.

                                                                       DIVIDENDS
FISCAL 1997                                             HIGH     LOW   PER SHARE
-----------                                            ------- ------- ---------
Second Quarter (beginning March 21, 1997)............. $14 5/8 $14 1/4    --
Third Quarter.........................................  24 1/4  11 7/8    --
Fourth Quarter........................................  25 3/8  18 1/8   $.01
FISCAL 1998
-----------
First Quarter.........................................  21 1/8  15 1/2    .01
Second Quarter (through March 11, 1998)...............  26 3/8  19 1/2     *

--------
* On February 10, 1998, the Company declared a dividend of $0.01 per share which is payable on March 15, 1998 to stockholders of record on March 1, 1998.

  On March 11, 1998, the closing sale price for the Common Stock as reported by the Nasdaq National Market was $26 1/4. As of February 13, 1998, there were 199 stockholders of record.

  The Company intends to declare and pay cash dividends on its Common Stock on a quarterly basis. However, all dividend payments are subject to the Company's earnings, financial condition, capital requirements and credit facilities or debt instruments at the time of declaration and will be paid only if, as and to the extent declared by the Company's Board of Directors.

                                 CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company at December 31, 1997. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                                      DECEMBER 31, 1997
                                              ---------------------------------
                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Short-term debt:
  Term loans.................................             $ 10,000
                                                          --------
    Total short-term debt....................             $ 10,000
                                                          ========
Long-term debt (net of current portion):
  Term loans.................................             $115,000
  Revolving credit facility..................               31,749
                                                          --------
    Total long-term debt.....................              146,749
                                                          --------
Stockholders' equity:
  Preferred stock, $.01 par value;
   authorized: 1,500,000 shares; issued and
   outstanding: none.........................                  --
  Common stock, $.01 par value; authorized:
   100,000,000 shares; issued and
   outstanding: 14,260,000 shares............                  143
  Additional paid in capital.................               43,901
  Stockholder notes receivable...............                 (528)
  Translation adjustment.....................                 (785)
  Retained earnings..........................               31,734
                                                          --------
    Total stockholders' equity...............               74,466
                                                          --------
    Total capitalization.....................             $221,215
                                                          ========

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data presented below for the period October 1, 1994 through August 16, 1995, the period August 17, 1995 through September 30, 1995 and the fiscal years ended September 30, 1996 and 1997 are derived from the consolidated financial statements of the Company or TRAK, as the predecessor to the Company, included herein which have been audited by Price Waterhouse LLP, independent accountants. The data for the fiscal years ended September 30, 1993 and 1994 are derived from the audited financial statements of TRAK which are not included herein. The consolidated financial data for the three months ended December 31, 1996 and 1997, respectively, have been derived from the unaudited consolidated financial statements of the Company, which, in the opinion of the Company's management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of financial position and results of operations. The operating results of the Company for the three months ended December 31, 1997 are not necessarily indicative of the operating results that may be expected for the full year. The data set forth below should be read in conjunction with the Consolidated Financial Statements and related Notes to the Consolidated Financial Statements of the Company and TRAK, and "Management's Discussion and Analysis of Results of Operations and Financial Condition," all included elsewhere herein.

                                PREDECESSOR(1)                                 COMPANY
                         --------------------------------  --------------------------------------------------
                          FISCAL YEARS                                      FISCAL YEARS       THREE MONTHS
                              ENDED                                             ENDED              ENDED
                            SEPT. 30,       OCT. 1, 1994   AUG. 17, 1995      SEPT. 30,        DECEMBER 31,
                         ------------------    THROUGH        THROUGH     ------------------  ---------------
                          1993       1994   AUG. 16, 1995  SEPT. 30, 1995 1996(2)     1997     1996   1997(3)
                         -------    ------- -------------  -------------- --------  --------  ------- -------
                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Net sales............... $50,068    $60,973    $75,401        $12,723     $124,861  $264,213  $59,166 $84,575
Cost of sales...........  39,183     47,208     57,707          9,787       92,688   192,270   43,887  63,433
                         -------    -------    -------        -------     --------  --------  ------- -------
Gross profit............  10,885     13,765     17,694          2,936       32,173    71,943   15,279  21,142
Selling, general and
 administrative
 expenses...............   8,290      9,502     10,903          1,670       16,311    27,717    5,755   9,459
                         -------    -------    -------        -------     --------  --------  ------- -------
Operating income........   2,595      4,263      6,791          1,266       15,862    44,226    9,524  11,683
Interest expense........   1,140      1,363      1,379            353        3,434     6,106    2,183   1,805
Other finance charges...     570        699      1,121            269        2,012     2,182      589     627
                         -------    -------    -------        -------     --------  --------  ------- -------
Income before income
 taxes..................     885      2,201      4,291            644       10,416    35,938    6,752   9,251
Provision for income
 taxes..................     368        876      1,762            262        4,060    14,556    2,774   3,711
                         -------    -------    -------        -------     --------  --------  ------- -------
Income before
 extraordinary item and
 change in accounting
 principles.............     517      1,325      2,529            382        6,356    21,382    3,978   5,540
Extraordinary item,
 net(4).................     --         --         --             --          (314)     (782)     --     (545)
Cumulative effect of
 change in accounting
 principles.............     199(5)     --        (241)(6)        --           --        --       --      --
                         -------    -------    -------        -------     --------  --------  ------- -------
Net income.............. $   716    $ 1,325    $ 2,288        $   382     $  6,042  $ 20,600  $ 3,978 $ 4,995
                         =======    =======    =======        =======     ========  ========  ======= =======
Basic and diluted
 earnings per
 share:(7)(8)
 Income before
  extraordinary item....                                      $  0.03     $   0.56  $   1.66  $  0.35 $  0.39
 Extraordinary item.....                                          --         (0.03)    (0.06)     --    (0.04)
                                                              -------     --------  --------  ------- -------
 Net income.............                                      $  0.03     $   0.53  $   1.60  $  0.35 $  0.35
                                                              =======     ========  ========  ======= =======
 Dividends per share....                                      $  0.00     $   0.00  $   0.01  $  0.00 $  0.01
                                                              =======     ========  ========  ======= =======

                           PREDECESSOR                COMPANY
                         --------------- ------------------------------------------
                            SEPT. 30,            SEPT. 30,
                         --------------- -----------------------------     DEC. 31,
                          1993   1994(9) 1995(9) 1996(2)        1997       1997(3)
                         ------- ------- ------- --------     --------     --------
                                       (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital......... $ 1,111 $   260 $10,699 $ 13,393     $ 14,402     $ 59,540
Total assets............  24,706  28,651  48,332  139,580      144,298      283,943
Short-term debt.........   8,608   9,436     540    3,875        8,625       10,000
Long-term debt..........   4,721   2,966  23,781   84,566       25,609      146,749
Mandatorily redeemable
 preferred stock........   3,000   3,262     --       --           --           --
Stockholders' equity....   1,019   1,783   6,383   12,425(10)   70,398(10)   74,466

--------
(Footnotes on following page)

--------
 (1) The Company was organized in 1995 for the purpose of acquiring TRAK, the predecessor company.
 (2) Amounts as of and for fiscal year ended September 30, 1996 reflect the acquisition of Lull on August 15, 1996.
 (3) Amounts as of and for the three months ended December 31, 1997 reflect the acquisition of Snorkel on November 17, 1997.
 (4) Amount in fiscal year 1996 reflects the write-off of deferred finance charges, net of $200 of income tax benefits, in connection with the refinancing of debt. Amount in fiscal year 1997 reflects the write-off of deferred finance charges, net of $521 of income tax benefits, in connection with the refinancing of debt. Amount in the three months ended December 31, 1997 reflects the write-off of deferred finance charges, net of $371 of income tax benefits, in connection with the refinancing of debt.
 (5) In October 1992, TRAK adopted Statement of Financial Accounting Standards, No. 109, "Accounting for Income Taxes" (SFAS 109). The cumulative effect of adopting SFAS 109 was to record a net tax benefit of $199.
 (6) In October 1994, TRAK adopted Statement of Financial Accounting Standards, No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). The cumulative effect of adopting SFAS 106 was to record a charge of $241, net of income tax benefits.
 (7) Basic and diluted earnings per share is based on weighted-average shares outstanding of 11,250,000 for the period August 17, 1995 through September 30, 1995, for the fiscal year ended September 30, 1996 and for the three months ended December 31, 1996, 12,845,000 for the fiscal year ended September 30, 1997 and 14,255,000 and 14,366,000, respectively, for the three months ended December 31, 1997.
 (8) Given the historical organization and capital structure of TRAK, as predecessor to the Company, earnings per share information is not considered meaningful for the predecessor.
 (9) The changes in the balances as of September 30, 1995 versus September 30, 1994 primarily reflect the acquisition of TRAK by the Company on August 16, 1995 and the related financing thereof.
(10) The change in stockholders' equity as of September 30, 1997 versus September 30, 1996 includes $37,516 of proceeds from the Company's initial public offering of common stock which was completed in March 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

  The Company was formed for the purpose of acquiring TRAK in August 1995. Subsequent thereto, the Company completed the acquisition of the business of Lull in August 1996 and Snorkel in November 1997. Set forth below is certain information with respect to the these acquisitions:

ACQUISITION    DATE OF ACQUISITION            BUSINESS             YEAR FOUNDED
-----------    -------------------            --------             ------------
TRAK..........     August 1995     Manufacturer of telescopic          1954
                                    material handlers and skid
                                    steer loaders
Lull..........     August 1996     Manufacturer of telescopic          1956
                                    material handlers
Snorkel.......    November 1997    Manufacturer of aerial work         1959
                                    platforms

  The Company is accounting for each of these acquisitions under the purchase method of accounting, with the purchase price allocated to the estimated fair market value of the assets acquired and the liabilities assumed. The excess of the purchase price over the estimated fair value of the net assets acquired has been allocated to goodwill, resulting in approximately $124.2 million of goodwill at December 31, 1997. The amortization of such goodwill over 40 years will result in an annual noncash charge to future operations of approximately $3.1 million. The basis of presentation relating to the following discussion of the statements of operations of the Company and of TRAK ("Predecessor") does not reflect such increased amortization expense, as the full-year effects of the acquisition of TRAK, and the acquisitions of Lull and Snorkel, are not reflected therein. See "Management's Discussion and Analysis of Pro Forma Results of Operations" for further discussion.

  On November 17, 1997, the Company completed the acquisition of substantially all of the assets of Snorkel. The purchase price paid by the Company for Snorkel was $100 million in cash at closing plus the assumption of certain liabilities. The funds were obtained by the Company pursuant to a secured credit facility which replaced the Company's existing credit facility. The Company is also required to pay an additional purchase price of up to $50 million. Any additional payment will be equal to the amount of the net sales of Snorkel for the twelve-month period commencing on April 1, 1998 and ending on March 31, 1999 (the "Earn-Out Period") in excess of $140 million, such additional amount not to exceed $20 million, plus 70% of the amount of net sales of Snorkel during the Earn-Out Period in excess of $160 million, such additional amount not to exceed $30 million. The acquisition has been accounted for under the purchase method of accounting with the excess of purchase price over the estimated fair value of net assets acquired recorded as goodwill. Any additional purchase price determined as described above is expected to be recorded as additional goodwill when such amounts, if any, are determined. The acquisition of Snorkel is only partially reflected in the discussion of results of operations for the three months ended December 31, 1997 compared to the three months ended December 31, 1996. See "Pro Forma Financial Information," and "Management's Discussion and Analysis of Pro Forma Results of Operations" for further discussion.

  The Company operates in a single industry segment. The Company's principal products consist of material handling and construction equipment utilizing engines of less than 130 horsepower. In addition to specific factors affecting the Company's results of operations as discussed below, certain factors typically recur from period to period. For example, cost of sales is driven to a large extent by the cost of purchased components and raw materials, which typically comprise 80% of the total cost of sales. Other factors affecting cost of sales are production volume and the resultant leveraging of fixed overhead, as well as productivity of the labor force. In addition, selling, general and administrative ("SG&A") expenses include costs related to developing, marketing and selling the Company's products, as well as infrastructure costs for management and systems. While certain SG&A costs vary with the level of net sales, many are relatively fixed over fairly wide ranges of unit volume. It is the Company's strategy to invest in infrastructure costs, in many cases in advance of increased sales.

  The Company sells its products to independent equipment dealers for sale and rental and to national rental centers for rental. The Company supports its independent equipment dealers in obtaining conventional floor-plan and rental fleet financing to assist in the purchase of its products. Under such financing arrangements, dealers borrow money from independent lenders on a secured basis for up to five years. The Company assists with such financing by providing the independent lenders additional guarantees or other financial support with respect to the obligations of its dealers. In conjunction with these floor-plan arrangements, the Company also provides certain financing benefits to its dealers to support both retail and rental purchases. Such costs are accounted for as other finance charges and approximated $1.6 million for the Company and its Predecessor on a combined basis for the twelve months ended September 30, 1995 and $2.0 million and $2.3 million for the Company for the fiscal years ended September 30, 1996 and 1997, respectively. See "-- Capital Resources and Liquidity."

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated the percentage of net sales represented by certain items reflected in the Company's or the Predecessor's statement of income:

                          PREDECESSOR              COMPANY
                          ----------- --------------------------------------
                            PERIOD    PERIOD                  THREE MONTHS
                             FROM      FROM   YEAR ENDED          ENDED
                            10/1/94   8/17/95  SEPT. 30,      DECEMBER 31,
                            THROUGH   THROUGH -------------   --------------
                            8/16/95   9/30/95 1996    1997     1996    1997
                          ----------- ------- -----   -----   ------  ------
Net sales................    100.0%    100.0% 100.0%  100.0%   100.0%  100.0%
Cost of sales............     76.5%     76.9%  74.2%   72.8%    74.2%   75.0%
                             -----     -----  -----   -----   ------  ------
Gross profit.............     23.5%     23.1%  25.8%   27.2%    25.8%   25.0%
Selling, general and
 administrative
 expenses................     14.5%     13.1%  13.1%   10.5%     9.7%   11.2%
                             -----     -----  -----   -----   ------  ------
Operating income.........      9.0%     10.0%  12.7%   16.7%    16.1%   13.8%
Interest expense.........      1.8%      2.8%   2.8%    2.3%     3.7%    2.1%
Other finance charges....      1.5%      2.1%   1.6%    0.8%     1.0%    0.8%
                             -----     -----  -----   -----   ------  ------
Income before income
 taxes and extraordinary
 items...................      5.7%      5.1%   8.3%   13.6%    11.4%   10.9%
Provision for income
 taxes...................      2.3%      2.1%   3.2%    5.5%     4.7%    4.4%
                             -----     -----  -----   -----   ------  ------
Income before
 extraordinary item......      3.4%      3.0%   5.1%    8.1%     6.7%    6.5%
Extraordinary item.......      0.0%      --    (0.3)%  (0.3)%    --     (0.6)%
                             -----     -----  -----   -----   ------  ------
Cumulative effect of
 change in accounting
 principles..............      0.3%      --     --      --       --      --
Net income...............      3.0%      3.0%   4.8%    7.8%     6.7%    5.9%
                             =====     =====  =====   =====   ======  ======

THREE MONTHS ENDED DECEMBER 31, 1997 COMPARED TO THREE MONTHS ENDED DECEMBER 31, 1996

  Net sales for the three months ended December 31, 1997 were $84.6 million, an increase of $25.4 million over net sales of $59.2 million for the three months ended December 31, 1996. Net sales from Snorkel, acquired on November 17, 1997, accounted for $17.5 million of the $25.4 million increase, while net sales for the existing OmniQuip business increased by $7.9 million or 13.3%. Commercial sales of telescopic material handlers for the three months ended December 31, 1997 were $52.6 million, an increase of 4.8% over the 1996 period. Military sales under the U.S. Army ATLAS contract were $5.3 million for the three months ended December 31, 1997. Sales of production units under this program began early in calendar year 1997 and, thus, there was no revenue from this program in the quarter ended December 31, 1996. Sales of skid steer loaders for the three months ended December 31, 1997 were $4.7 million, an increase of 3.1% compared to the three months ended December 31, 1996. Excluding Europe, where the Company's distributor was acquired by a competitor a year ago, skid steer loader sales increased approximately 25.0% due primarily to increased market penetration in North America. Sales of parts and other products for the three months ended December 31, 1997 were $4.5 million, which was essentially flat with the same period in 1996.

  Gross profit for the three months ended December 31, 1997 was $21.1 million, an increase of $5.8 million over gross profit of $15.3 million for the three months ended December 31, 1996. The increase in gross profit primarily reflected the increase in net sales discussed above. The gross margin decreased to 25.0% for the three months ended December 31, 1997 from 25.8% for the three months ended December 31, 1996. The decline in gross margin was due to the addition of Snorkel sales at a lower gross margin than existing OmniQuip sales. Gross margin for the existing OmniQuip business increased to 26.7% for the three months ended December 31, 1997 from 25.8% for the three months ended December 31, 1996 due to improved manufacturing efficiencies at all three Company plants, price increases that were implemented in the second quarter of fiscal 1997 and economies due to higher volumes.

  SG&A expenses for the three months ended December 31, 1997 were $9.5 million, an increase of $3.7 million over SG&A expenses of $5.8 million for the three months ended December 31, 1996. Of the $3.7 million increase, $2.3 million resulted from the acquisition of Snorkel, including $0.2 million of goodwill amortization. SG&A expenses as a percentage of net sales increased to 11.2% for the three months ended December 31, 1997 from 9.7% for the three months ended December 31, 1996. This increase in the SG&A percentage reflected the effect of the acquisition of Snorkel, whose SG&A percentage is higher than that of OmniQuip, as well as costs related to being a public company which were not incurred prior to the Company's initial public offering on March 20, 1997.

  Operating income for the three months ended December 31, 1997 was $11.7 million, an increase of $2.2 million, or 22.7%, over operating income of $9.5 million for the three months ended December 31, 1996 due to the factors discussed above. Operating margin decreased to 13.8% for the three months ended December 31, 1997 from 16.1% for the 1996 period. The decline in operating margin primarily reflected the acquisition of Snorkel as discussed above. Excluding Snorkel, operating margin declined to 16.0% for the three months ended December 31, 1997 from 16.1% for the three months ended December 31, 1996 due primarily to the increase in SG&A expenses discussed above.

  Interest expense for the three months ended December 31, 1997 was $1.8 million, a decrease of $0.4 million compared to interest expense of $2.2 million for the three months ended December 31, 1996. The decrease in interest expense was due primarily to the lower weighted average cost of debt for the three months ended December 31, 1997 compared to the three months ended December 31, 1996.

  Other finance charges, which are primarily comprised of dealer-related finance charges, were $0.7 million for the three months ended December 31, 1997 compared to $0.5 million for the three months ended December 31, 1996, reflecting a higher proportion of financed sales for the 1997 period. Other finance charges as a percentage of net sales decreased to 0.8% from 0.9%. The reduction in finance charges as a percentage of sales primarily reflected the fact that Snorkel has not historically incurred such charges.

  Provision for income taxes for the three months ended December 31, 1997 was $3.7 million compared to $2.8 million for the three months ended December 31, 1996. The increase reflected the increase in income before income taxes of $2.5 million. The Company's effective tax rate was 40.3% for the three months ended December 31, 1997 compared to 41.1% for the three months ended December 31, 1996.

  Income from continuing operations for the three months ended December 31, 1997 was $5.5 million, an increase of $1.5 million, or 38.9%, over income from continuing operations for the three months ended December 31, 1996 as a result of the factors described above.

  In November 1997, in connection with the refinancing related to the Snorkel acquisition, the Company incurred an extraordinary $0.5 million after-tax charge for the write-off of deferred financing charges.

  Net income for the three months ended December 31, 1997 was $5.0 million, an increase of $1.0 million or 25.2% over net income of $4.0 million for the three months ended December 31, 1996, as a result of the factors described above.

  Basic and diluted earnings per share, before the effect of the extraordinary item discussed above, were $0.39 for the three months ended December 31, 1997. Basic and diluted earnings per share for the three months ended December 31, 1997 were $0.35, the same as basic and diluted earnings per share for the three months ended December 31, 1996 as the increase in income from continuing operations described above was offset by the extraordinary item and an increase in the weighted average shares outstanding from 11.3 million to 14.3 million, reflecting the effect of the Company's initial public offering in March 1997.

FISCAL YEAR ENDED SEPTEMBER 30, 1997 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1996

  Net sales for fiscal year 1997 were $264.2 million, an increase of $139.4 million over net sales of $124.9 million for fiscal year 1996. Sales of telescopic material handlers for fiscal year 1997 were $221.5 million, an increase of $127.8 million over fiscal year 1996. Sales of skid steer loaders for fiscal year 1997 were $18.1 million, up $0.2 million compared to fiscal year 1996. Sales of parts and attachments for fiscal year 1997 were $24.6 million, an increase of $11.4 million over the 1996 period. Of the $127.8 million increase in telescopic material handlers, $72.4 million was due to the acquisition of Lull, $3.8 million was due to the start-up of sales under the U.S. Army ATLAS contract, which had $0.7 million of prototype sales in the 1996 period, and the remaining $51.6 million reflected continued strong growth in TRAK's commercial telescopic business. Flat skid steer loader sales reflected increased demand in North America and internationally outside of Europe offset by reduced shipments to Europe due to the Company's European distributor being acquired by a competitor. Of the $11.4 million increase in parts and attachments, $10.0 million resulted from the acquisition of Lull and the remaining $1.4 million reflected increased demand for parts driven by the increased population of TRAK units operating in the field.

  Gross profit for fiscal year 1997 was $71.9 million, an increase of $39.8 million over gross profit of $32.2 million for fiscal year 1996. The increase in gross profit primarily reflected the increase in net sales discussed above. The gross margin increased to 27.2% for fiscal year 1997 from 25.8% for fiscal year 1996. The improvement in gross margin was due to improved manufacturing efficiencies at all three Company plants, price increases that were implemented in early 1997, economies due to higher volumes and increased mix of telescopic material handlers which carry higher margins than other products. Partially offsetting these improvements was the effect of the acquisition of Lull, whose gross margin has historically been lower than that of TRAK.

  SG&A expenses for fiscal year 1997 were $27.7 million, an increase of $11.4 million over SG&A expenses of $16.3 million for fiscal year 1996. Of the $11.4 million increase, $7.3 million resulted from the acquisition of Lull. SG&A expenses as a percentage of net sales decreased to 10.5% for fiscal year 1997 from 13.1% for fiscal year 1996. This decrease in the SG&A percentage primarily reflected the effect of the acquisition of Lull, whose SG&A percentage has historically been lower than that of TRAK.

  Operating income for fiscal year 1997 was $44.2 million, an increase of $28.4 million over operating income of $15.9 million for fiscal year 1996. Operating margin increased to 16.7% for fiscal year 1997 from 12.7% for fiscal year 1996. The improvements in operating income and operating margin reflected the factors described above.

  Interest expense for fiscal year 1997 was $6.1 million, an increase of $2.7 million over interest expense of $3.4 million for fiscal year 1996. The increase in interest expense was due primarily to the increased debt incurred to finance the August 1996 acquisition of Lull, partially offset by subsequent reduction of debt with proceeds from the initial public offering in March 1997 and with cash flow from operations.

  Other finance charges, which are primarily comprised of dealer-related finance charges, were $2.3 million for fiscal year 1997 compared to $2.0 million for fiscal year 1996. The increase in finance charges was related to increased financing activity at TRAK primarily resulting from increased sales volume. Other finance charges as a percentage of net sales decreased from 1.6% to 0.9%. The reduction in finance charges as a percentage of sales primarily reflected the fact that Lull has not historically incurred such charges.

  Provision for income taxes for fiscal year 1997 was $14.6 million compared to $4.1 million for fiscal year 1996. The increase reflected the increase in income before income taxes of $25.5 million and, to a lesser extent, an increase in the effective tax rate between these periods. The Company's effective tax rate was 40.5% for fiscal year 1997 compared to 39.0% for fiscal year 1996.

  Income from continuing operations for fiscal year 1997 was $21.4 million, an increase of $15.0 million over income from continuing operations of $6.4 million for fiscal year 1996, as a result of the factors described above.

  In March 1997, in connection with the initial public offering and the application of the proceeds therefrom to repay indebtedness, the Company incurred an extraordinary charge of $0.8 million, net of $0.5 million of income tax benefits, related to prepayment penalties and write-off of deferred financing charges. In August 1996, in connection with refinancing of debt associated with the Lull acquisition, the Company incurred an extraordinary charge of $0.3 million, net of $0.2 million of income tax benefits, related to write-off of deferred financing charges.

  Net income for fiscal year 1997 was $20.6 million, an increase of $14.6 million from net income of $6.0 million for fiscal year 1996, as a result of the factors described above.

  Basic and diluted earnings per share for fiscal year 1997 were $1.60, an increase of $1.07 from earnings per share of $0.53 for fiscal year 1996 as a result of the increase in net income described above partially offset by an increase in the weighted average shares outstanding from 11.3 million to 12.8 million.

FISCAL YEAR ENDED SEPTEMBER 30, 1996 (NEW BASIS) COMPARED TO PERIOD FROM OCTOBER 1, 1994 THROUGH AUGUST 16, 1995 (PREDECESSOR BASIS)

  Net sales for fiscal year ended September 30, 1996 were $124.9 million, an increase of $49.5 million, or 65.6%, over net sales of $75.4 million for the ten and one-half month period from October 1, 1994 through August 16, 1995 ("Stub Period 1995"). Sales of telescopic material handlers for the fiscal year ended September 30, 1996 were $94.1 million, an increase of $42.2 million, or 81.4%, over Stub Period 1995. Sales of skid steer loaders for the fiscal year ended September 30, 1996 were $18.0 million, an increase of $3.0 million, or 19.9%, over Stub Period 1995. Sales of parts and attachments for the fiscal year ended September 30, 1996 were $12.8 million, an increase of $4.2 million, or 49.7%, over Stub Period 1995. The improvement in sales of telescopic material handlers reflected continued strong market demand for such products and the effects of the August 15, 1996 acquisition of Lull, which resulted in $12.7 million of incremental sales in the fiscal year ended September 30, 1996. Of the 81.4% increase in net sales of telescopic material handlers, 67.6 percentage points were attributable to an increase in the number of units sold, including the incremental effects of Lull, and the remainder was primarily attributable to a shift in the TRAK product mix towards larger size units and price increases. The Company believes the increased demand for telescopic material handlers is attributable to the expansion of rental fleets, the substitution of telescopic material handlers for other construction and material handling equipment and relatively strong conditions in the construction equipment industry. The increase in sales of skid steer loaders reflects an increase in unit sales, a shift in product mix towards larger size units and a price increase effective in early 1996. Skid steer loader sales for the fiscal year ended September 30, 1996 were adversely affected by a temporary reduction in the rate of production and shipments during early calendar 1996 while the Company incorporated corrective product modifications and upgrades to its skid steer product line. Parts sales continued to increase in support of the increased population of the Company's units operating in the field, and sales of attachments increased primarily as a result of new equipment sales.

  Gross profit for the fiscal year ended September 30, 1996 was $32.2 million, an increase of $14.5 million, or 81.8%, over gross profit of $17.7 million for Stub Period 1995. The increase in gross profit primarily reflected the increase in net sales discussed above. The gross margin increased to 25.8% for the fiscal year ended September 30, 1996 from 23.5% for Stub Period 1995. The increase in gross margin reflects the favorable change in product mix toward higher margin telescopic material handlers, improved production efficiencies (in part due to expanded use of robotics and a new paint system), as well as economies associated with higher production volumes. Also contributing to the gross margin improvement were purchasing programs that achieved price reductions for certain components and materials.

  SG&A expenses for the fiscal year ended September 30, 1996 were $16.3 million, an increase of $5.4 million, or 49.6%, over SG&A expenses of $10.9 million for Stub Period 1995. The increase in SG&A expenses for the fiscal year ended September 30, 1996 reflected expenses associated with higher net sales in 1996, the incremental effect of SG&A expenses incurred by Lull subsequent to its August 15, 1996 acquisition by the Company, approximately $0.7 million in management fees paid to an affiliate of the Company's majority stockholder, increased product development expenditures primarily related to telescopic material handlers, systems consulting fees and amortization of goodwill in fiscal year 1996 as a result of the application of purchase accounting beginning in August 1995 in connection with the acquisition of TRAK and in August 1996 in connection with the acquisition of Lull. SG&A expenses as a percentage of net sales decreased to 13.1% for the fiscal year ended September 30, 1996 from 14.5% for Stub Period 1995. The decrease in the SG&A percentage continued to reflect the relatively fixed nature of certain SG&A expenses as well as the Company's efforts to control general and administrative costs.

  Operating income for the fiscal year ended September 30, 1996 was $15.9 million, an increase of $9.1 million, or 133.6%, over operating income of $6.8 million for Stub Period 1995. Operating margins increased to 12.7% for the fiscal year ended September 30, 1996 from 9.0% for Stub Period 1995. The improvements in operating income and margins reflected the factors described above.

  Interest expense for the fiscal year ended September 30, 1996 was $3.4 million, an increase of $2.0 million, or 149.0%, over interest expense of $1.4 million for Stub Period 1995. Interest expense as a percentage of net sales increased to 2.8% for the fiscal year ended September 30, 1996 from 1.8% for Stub Period 1995. The increase in interest expense primarily reflected the effects of debt incurred to finance the August 1995 acquisition of TRAK and the August 1996 acquisition of Lull, and higher weighted-average interest rates in 1996.

  Other finance charges, which are primarily comprised of dealer-related finance charges, for the fiscal year ended September 30, 1996 were $2.0 million, an increase of $0.9 million, or 79.5%, over other finance charges of $1.1 million for Stub Period 1995. Other finance charges as a percentage of net sales increased to 1.6% from 1.5%. The increase in other finance charges primarily resulted from the greater utilization of the floor plan financing program due to the increases in net sales as well as greater usage by dealers.

  Provision for income taxes for the fiscal year ended September 30, 1996 was $4.1 million compared to $1.8 million for Stub Period 1995. The increase primarily reflected the increase in income before provision for income taxes of $6.1 million between these periods. The Company's effective tax rate was 39.0% for the fiscal year ended September 30, 1996 and 41.1% for Stub Period 1995.

  Income from continuing operations for the fiscal year ended September 30, 1996 was $6.4 million, an increase of $3.9 million, or 151.3% over income from continuing operations of $2.5 million for Stub Period 1995 as a result of the factors described above.

  In August 1996, in connection with the refinancing of debt, the Company incurred an extraordinary charge of $0.3 million, net of $0.2 million of income tax benefits, related to the write-off of deferred financing charges.

  In October 1994, the Predecessor adopted SFAS 106, the cumulative effect of which on net income was a charge of $0.4 million, less applicable income tax benefits of $0.2 million.

PERIOD FROM AUGUST 17, 1995 THROUGH SEPTEMBER 30, 1995 (NEW BASIS)

  Due to the relatively brief period involved, comprehensive comparative data has not been presented or discussed below with respect to the period from August 17, 1995 through September 30, 1995 (the period from the date of acquisition of TRAK and the application of purchase accounting through the date of the Company's fiscal year end).

  Net sales for the period from August 17, 1995 through September 30, 1995 (the "September 1995 Stub Period") were $12.7 million. Gross margin of 23.1% was relatively consistent with gross margin for the period from October 1, 1994 through August 16, 1995. SG&A expenses as a percentage of net sales decreased to 13.1% as the Company continued to realize the benefits of its efforts to monitor and control general and administrative costs. Other finance charges as a percentage of net sales were 2.1%, reflecting the growth in the Company's business and the dealer-related finance charges incurred by the Company. The Company's effective tax rate for the September 1995 Stub Period was 40.7%.

CAPITAL RESOURCES AND LIQUIDITY

  Net cash used in operating activities of the Company was $11.6 million for the three months ended December 31, 1997. Working capital (excluding the effects of changes in cash and current portions of long-term debt) increased by $19.1 million in the period, primarily reflecting a $7.1 million increase in accounts receivable, a $6.9 million decrease in other current liabilities and a $3.8 million decrease in accounts payable. Accounts receivable increased due to timing of shipments at the end of the quarter and temporary delays in collecting certain accounts. The decrease in other current liabilities primarily reflected the issuance of volume rebates and the payment of year-end bonuses. The decrease in accounts payable primarily reflected the pay off of past due accounts at Snorkel subsequent to the acquisition on November 17, 1997. Net cash used in investing activities was $109.1 million including $1.4 million for capital expenditures and $107.6 million for acquisition of the net assets of Snorkel. These cash requirements were financed with a new credit facility described below.

  Net cash provided by operating activities of the Company was $5.3 million for the three months ended December 31, 1996. Working capital (excluding the effects of changes in cash and current portions of long-term debt) decreased by $0.4 million for the period. Cash provided by operating activities of the Company for the period was used to finance capital expenditures of $0.4 million and to repay indebtedness.

  Net cash provided by operating activities of the Company was $21.6 million for fiscal year 1997. Working capital (excluding the effects of changes in cash and current portions of long-term debt) increased by $5.4 million in the period, primarily reflecting increases in accounts receivable and inventories related to growth in sales volume. Cash provided by operating activities of the Company for the period was used primarily to finance capital expenditures of $3.0 million, to make payments to former TRAK shareholders of $1.0 million tied to receipt of orders under contracts with the U.S. Army and to repay existing indebtedness.

  Net cash provided by operating activities of the Company was $8.6 million for the fiscal year ended September 30, 1996. Working capital decreased by $1.4 million in the period which primarily reflected increases in accounts payable and other current liabilities partially offset by increases in accounts receivable and inventories. Cash provided by operating activities of the Company for the period was used primarily to finance capital expenditures of $1.4 million, to make payments to former TRAK shareholders of $0.4 million tied to receipt of orders under contracts with the U.S. Army and to repay existing indebtedness. The aggregate purchase price paid by the Company for Lull in August 1996 totaled approximately $69.0 million plus assumed liabilities of $14.6 million. The acquisition was financed with additional borrowings under the Company's amended credit facilities.

  On March 20, 1997 the Company completed its initial public offering of common stock, selling 3.0 million primary and 6.2 million secondary shares (including shares issued upon exercise of the underwriters' overallotment option) for $14 per share, before underwriting discounts and commissions. Proceeds to the Company from the offering of $37.5 million (net of expenses of the offering of $1.7 million) were used to repay $22.5 million of subordinated debt (including accrued interest and prepayment fees) and $15.0 million of bank term debt.

  At September 30, 1997, the Company had borrowings under a revolving credit facility and two term loans. The revolving credit facility provided for borrowings of up to the lesser of $25.0 million or a borrowing base calculated on a percentage of eligible receivables and inventories. Borrowings under this facility were due

August 16, 2003 and bore interest either at the bank's corporate base rate plus 1.0% (9.50% at June 30, 1997) or LIBOR plus 2.25% (7.91% at June 30,
1997). Amounts outstanding under the revolving line of credit facility at September 30, 1997 were $3.1 million. In addition, the Company had $0.3 million in outstanding letters of credit under this revolving line of credit facility. At September 30, 1997, the Company had unused borrowing capacity of $21.6 million under this facility.

  Borrowings under the term loans were due in quarterly installments ranging from $0.5 million to $3.1 million, which commenced in October 1996 with a final payment in August 2003. The term loans bore interest either at the bank's corporate base rate plus 1.25% (9.75% at September 30, 1997) or LIBOR plus 2.5% (8.16% at September 30, 1997). The Company was able to convert outstanding term loan balances between interest types at its discretion.


  During November 1997, in connection with the acquisition of Snorkel, the Company entered into a new credit facility which replaced the existing loan and security agreement. The new agreement provides for a $165.0 million credit facility consisting of a $40.0 million revolving credit facility and a $125.0 million term loan. The term loan requires quarterly principal payments ranging from $2.5 million to $6.25 million commencing on February 28, 1998 with the final maturity on November 30, 2004. Borrowings under the agreement bear interest at prime or at LIBOR plus 1.0% (7.0% at December 31, 1997). The Company has pledged substantially all of its assets to secure borrowings thereunder. In December 1997, the Company entered into an interest rate swap with respect to $75 million in notional amount and an effective fixed rate of interest of 7.24%. In conjunction with entering into the new credit facility, the Company recognized an extraordinary loss in November 1997 of $0.5 million attributable to the write-off of $0.9 million of unamortized deferred financing fees, net of related tax benefits.

  Amounts outstanding under the revolving line of credit facility at December 31, 1997 were $31.7 million. In addition, the Company had $0.3 million in outstanding letters of credit under this revolving line of credit facility. At December 31, 1997 the Company had unused borrowing capacity of $8.0 million under this facility.

  Based on its ability to generate funds from operations and the availability of funds under its new credit facilities, the Company believes that it will have sufficient funds available to meet its currently anticipated operating and capital expenditure requirements for its existing and recently acquired operations.

BACKLOG

  The Company's backlog as of December 31, 1997 was approximately $124.0 million of which $34.5 million relates to the ATLAS military contract. It is expected that substantially all of the commercial backlog and approximately 70% of the military backlog will be shipped before December 31, 1998.

EFFECTS OF INFLATION

  Inflation has not had a material effect on the Company's business or results of operations.

NEW ACCOUNTING STANDARDS

  In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") which addresses accounting for stock option, purchase and award plans. SFAS 123 specifies that companies utilize either the "fair value based method" or the "intrinsic value based method" for valuing stock options granted. For purposes of valuing any grants for any such plans, the Company has continued to utilize the "intrinsic value based method." See
Note 10 to the Company's September 30, 1997 consolidated financial statements.

  In April 1997, the FASB issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," ("SFAS 128") which addresses reporting of earnings per share data. SFAS 128 requires the presentation of both basic and diluted earnings per share on the face of the income statement replacing primary and fully diluted earnings per share. The Company adopted SFAS 128 in the quarter ended December 31, 1997, the effect of which was not material.

                        PRO FORMA FINANCIAL INFORMATION

  The following pro forma unaudited consolidated statements of operations of OmniQuip for the year ended September 30, 1997 and for the three months ended December 31, 1997 were prepared to illustrate the estimated effects of (i) the acquisition of the business of Snorkel (as described further below) and the financing thereof, and (ii) the initial public offering of common stock of the Company completed in March 1997 and the application of the net proceeds to the Company therefrom to prepay certain outstanding indebtedness (collectively, the "Pro Forma Transactions"), as if the Pro Forma Transactions had occurred at October 1, 1996.

  On March 20, 1997, the Company completed its initial public offering of common stock, selling 3.0 million primary and 6.2 million secondary shares (including shares issued upon exercise of the underwriters' overallotment option) for $14 per share. Proceeds to the Company from the offering of $37.5 million (net of expenses of the offering of $1.7 million) were used to repay $22.5 million of subordinated debt (including accrued interest and prepayment fees) and $15.0 million of bank term debt.

  On November 17, 1997, the Company completed the acquisition of substantially all of the assets of Snorkel. The purchase price paid by the Company for Snorkel was $100 million in cash at closing plus the assumption of certain liabilities. The funds were obtained by the Company pursuant to a secured credit facility which replaced the Company's existing credit facility. The Company is also required to pay an additional purchase price of up to $50 million, which will be equal to the amount of the net sales of Snorkel for the twelve-month period commencing on April 1, 1998 and ending on March 31, 1999 (the "Earn-Out Period") in excess of $140 million, such additional amount not to exceed $20 million, plus 70% of the amount of net sales of Snorkel during the Earn-Out Period in excess of $160 million, such additional amount not to exceed $30 million. The acquisition has been accounted for under the purchase method of accounting with the excess of purchase price over the estimated fair value of net assets acquired recorded as goodwill. Any additional purchase price determined as described above is expected to be recorded as additional goodwill when such amounts, if any, are determined.

  The purchase price for Snorkel was assigned to the assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. Based on such allocations, the aggregate purchase price exceeded the estimated fair value of the net assets acquired by approximately $59.0 million, which is being amortized over 40 years and will result in an annual amortization charge of approximately $1.5 million.

  The pro forma unaudited consolidated statements of operations do not purport to represent (i) the actual results of operations, had the Pro Forma Transactions occurred on the dates assumed, or (ii) the results of operations to be expected in the future. They do not reflect any estimate of cost savings or other efficiencies that may be achieved from the integration of TRAK, Lull and Snorkel. Management believes that the assumptions used in preparing the pro forma unaudited consolidated statements of operations provide a reasonable basis for presenting all of the significant effects of the Pro Forma Transactions, that the pro forma adjustments give appropriate effect to those assumptions, and that the pro forma adjustments are properly applied in the pro forma unaudited consolidated statements of operations.

  The pro forma unaudited consolidated statements of operations and accompanying notes should be read in conjunction with the historical financial statements of the Company, Lull and Snorkel, including the notes thereto, and the other financial information pertaining to the Company, Lull and Snorkel, including the information set forth under "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition," and "Management's Discussion and Analysis of Pro Forma Results of Operations," included elsewhere herein.

           PRO FORMA UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
                         YEAR ENDED SEPTEMBER 30, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                      MARCH 1997                     SNORKEL         SNORKEL       OMNIQUIP/
                           OMNIQUIP    OFFERING      OMNIQUIP    12 MONTHS ENDED    PRO FORMA       SNORKEL
                          AS REPORTED ADJUSTMENTS    PRO FORMA  SEPTEMBER 30, 1997 ADJUSTMENTS     PRO FORMA
                          ----------- -----------   ----------- ------------------ -----------    -----------
Net sales...............  $   264,213               $   264,213      $157,132                     $   421,345
Cost of sales...........      192,270                   192,270       126,576                         318,846
                          -----------   -------     -----------      --------       --------      -----------
Gross profit............       71,943                    71,943        30,556                         102,499
SG&A....................       27,717       325 (1)      28,042        14,041          1,226 (2)       43,309
                          -----------   -------     -----------      --------       --------      -----------
Operating income........       44,226      (325)         43,901        16,515         (1,226)          59,190
Interest expense........        6,106    (2,090)(3)       4,016            13          7,402 (4)       11,431
Other...................        2,182                     2,182          (376)                          1,806
                          -----------   -------     -----------      --------       --------      -----------
Income before income
 taxes..................       35,938     1,765          37,703        16,878         (8,628)          45,953
Provision for income
 taxes..................       14,556       706 (5)      15,262           --           3,371 (5)       18,633
                          -----------   -------     -----------      --------       --------      -----------
Income from continuing
 operations.............  $    21,382   $ 1,059     $    22,441      $ 16,878       $(11,999)     $    27,320
                          ===========   =======     ===========      ========       ========      ===========
Basic and diluted
 earnings per share from
 continuing operations..  $      1.66               $      1.57                                   $      1.92
Basic and diluted
 weighted average shares
 outstanding............   12,845,000                14,250,000                                    14,250,000

--------
(1) The increase in SG&A expenses reflects the Company's estimate of the additional costs associated with being a public company.
(2) Operating expenses for the twelve months ended September 30, 1997 have been adjusted for the amortization of goodwill (over a 40-year period) related to the acquisition of Snorkel.
(3) Reductions in interest expense reflect the application of net proceeds from the March 1997 offering to repay $22,500 of subordinated debt and $15,000 of term loans.
(4) Interest expense for the twelve months ended September 30, 1997 has been adjusted for the following:

          Interest (interest rate of 7.4%) on acquisition debt
           of $100,000........................................  $7,415
          Historical interest expense on debt not assumed.....     (13)
                                                                ------
                                                                $7,402
                                                                ======

(5) Amounts reflect the estimated income tax effects of pro forma adjustments and the effect of reflecting income tax expense for Snorkel. The income tax expense related to Snorkel had previously been recorded at the parent level and not in Snorkel's historical results.

                  PRO FORMA UNAUDITED STATEMENT OF OPERATIONS
                     THREE MONTHS ENDED DECEMBER 31, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             SNORKEL
                                           PERIOD FROM        SNORKEL     OMNIQUIP/
                           OMNIQUIP      OCTOBER 1, 1997     PRO FORMA     SNORKEL
                          AS REPORTED  TO NOVEMBER 16, 1997 ADJUSTMENTS   PRO FORMA
                          -----------  -------------------- -----------   ----------
Net sales...............  $   84,575         $15,892          $   --      $  100,467
Cost of sales...........      63,433          14,281                          77,714
                          ----------         -------          -------     ----------
Gross profit............      21,142           1,611                          22,753
SG&A....................       9,459           1,855              153 (1)     11,467
                          ----------         -------          -------     ----------
Operating income........      11,683            (244)            (153)        11,286
Interest expense........       1,805                              938 (2)      2,743
Other income (expense),
 net....................        (627)           (115)             --            (742)
                          ----------         -------          -------     ----------
Income before income
 taxes..................       9,251            (359)          (1,091)         7,801
Provision for income
 taxes..................       3,711             --              (580)(3)      3,131
                          ----------         -------          -------     ----------
Income from continuing
 operations.............  $    5,540         $  (359)         $  (511)    $    4,670
                          ==========         =======          =======     ==========
Basic and diluted
 earnings per share from
 continuing operations..  $     0.39                                      $     0.33
                          ==========                                      ==========
Basic weighted average
 shares outstanding.....  14,255,000                                      14,255,000
                          ==========                                      ==========
Diluted weighted average
 shares outstanding.....  14,366,000                                      14,366,000
                          ==========                                      ==========

--------
(1) Snorkel operating expenses for the period from October 1, 1997 to November 16, 1997 have been adjusted for the amortization of goodwill (over a 40 year period) related to the acquisition of Snorkel.
(2) Interest expense for the period from October 1, 1997 to November 16, 1997 has been adjusted to reflect interest expense (at 7.4%) on Snorkel acquisition debt of $100,000.
(3) Amount reflects the estimated income tax effect of pro forma adjustments and the effect of reflecting income tax expense for Snorkel for the period from October 1, 1997 to November 16, 1997. The income tax expense related to Snorkel had previously been recorded at the parent level and not in Snorkel's historical results.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                      OF PRO FORMA RESULTS OF OPERATIONS

OVERVIEW

  As discussed below, the Company was formed for the purpose of acquiring TRAK in August 1995. Subsequent thereto, the Company completed the acquisition of the business of Lull in August 1996 and of Snorkel in November 1997. Due to the effects of the acquisitions and the related application of purchase accounting, historical consolidated financial data of the Company, TRAK, its predecessor, Lull and Snorkel for periods through December 31, 1997 are not comparable. As a result, the following discussion of pro forma results of operations is presented.

  On August 16, 1995, the Company completed the acquisition of the issued and outstanding stock of TRAK in a transaction accounted for under the purchase method of accounting. The aggregate purchase price approximated $30.4 million, including assumed liabilities of $17.8 million. The purchase price will be adjusted, up to a maximum of $2.0 million, together with interest, for orders received from the Army under contracts for the delivery of telescopic material handlers for a period of five years from August 17, 1995. Through December 31, 1997, approximately $1.5 million of such additional purchase price payable to TRAK's former shareholders was recorded. The acquisition was financed through a $6.0 million equity contribution from management and Investments L.P., a $2.0 million junior subordinated note payable to Investments L.P., a $5.0 million subordinated note payable to an institutional lender and approximately $17.4 million under credit agreements with certain financial institutions.

  On August 15, 1996, the Company completed the acquisition of substantially all of the assets of Lull in a transaction accounted for under the purchase method of accounting. The aggregate purchase price approximated $69.0 million, plus assumed liabilities of approximately $14.6 million, and was financed primarily with borrowings under the Company's restructured credit agreements with certain financial institutions, including $14.0 million of subordinated debt guaranteed by Investments L.P.

  On November 17, 1997, the Company completed the acquisition of Snorkel. The purchase price paid by the Company for Snorkel was $100 million in cash at closing plus the assumption of certain liabilities. The funds were obtained by the Company pursuant to a secured credit facility which replaced the Company's existing credit facility. The Company is also required to pay an additional purchase price of up to $50 million. Any additional purchase price will be equal to the amount of the net sales of Snorkel for the twelve-month period commencing on April 1, 1998 and ending on March 31, 1999 (the "Earn-Out Period") in excess of $140 million, such additional amount not to exceed $20 million, plus 70% of the amount of net sales of Snorkel during the Earn-Out Period in excess of $160 million, such additional amount not to exceed $30 million. The acquisition has been accounted for under the purchase method of accounting with the excess of purchase price over the estimated fair value of net assets acquired recorded as goodwill. Any additional purchase price determined as described above is expected to be recorded as additional goodwill when such amounts, if any, are determined.

  The purchase prices for TRAK, Lull and Snorkel were assigned to the assets acquired and liabilities assumed based on their estimated fair values at the respective acquisition dates. Based on such allocations, the aggregate purchase prices exceeded the estimated fair value of the net assets acquired (goodwill) by approximately $124.2 million, net, at December 31, 1997, which is being amortized over 40 years and will result in an annual amortization charge of $3.1 million.

  The derivation of certain of the pro forma financial information discussed below is described in the preceding section, "Pro Forma Financial Information." For purposes of the following discussion, the pro forma unaudited consolidated statements of operations of OmniQuip for the years ended September 30, 1996 and 1997, respectively, and for the three months ended December 31, 1996 and 1997, respectively, were prepared to illustrate the estimated effects of the acquisitions of TRAK, Lull and Snorkel as if the acquisitions had occurred at the beginning of each respective period.

  The pro forma unaudited consolidated statement of operations data do not purport to represent (i) the actual results of operations or financial condition of the Company had the TRAK, Lull and Snorkel acquisitions occurred on the dates assumed, or (ii) the results of operations or financial position to be expected in the future. They do not reflect any estimate of cost savings or other efficiencies that may be achieved from the integration of TRAK, Lull and Snorkel.

  This section should be read in conjunction with the historical financial statements of the Company, TRAK, Lull and Snorkel including the notes thereto, and the other financial information pertaining to the Company, TRAK, Lull and Snorkel, including the information set forth under "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Pro Forma Financial Information," included elsewhere herein.

PRO FORMA RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated certain components of the Company's pro forma statement of operations and the percentage of net sales represented by such components:

                                                          THREE MONTHS ENDED DECEMBER
                         FISCAL YEAR ENDED SEPTEMBER 30,              31,
                         ------------------------------- ------------------------------
                              1996            1997            1996           1997
                         --------------- --------------- -------------- ---------------
                            $       %       $       %       $      %       $       %
                         -------- ------ -------- ------ ------- ------ -------- ------
                                             (DOLLARS IN THOUSANDS)
Net sales............... $367,058 100.0% $421,345 100.0% $93,567 100.0% $100,465 100.0%
Cost of sales...........  280,607  76.4%  318,846  75.7%  70,960  75.8%   77,713  77.4%
                         -------- ------ -------- ------ ------- ------ -------- ------
Gross profit............   86,451  23.6%  102,499  24.3%  22,607  24.2%   22,752  22.6%
Selling, general and
 administrative
 expenses...............   40,904  11.1%   43,309  10.3%   9,524  10.2%   11,466  11.4%
                         -------- ------ -------- ------ ------- ------ -------- ------
Operating income........ $ 45,547  12.4% $ 59,190  14.0% $13,083  14.0% $ 11,286  11.2%
                         ======== ====== ======== ====== ======= ====== ======== ======

  The above table presents an abbreviated pro forma statement of operations for the Company for the noted periods through the "Operating income" line item. Due to the rapid growth of the Company, TRAK, its predecessor, Lull and Snorkel in recent years and changes in the Company's debt and equity structure, as described in "Management's Discussion and Analysis of Results of Operations and Financial Condition--Capital Resources and Liquidity," the pro forma effects of interest expense, other finance charges and income taxes have not been presented. See "Pro Forma Financial Information" for further discussion of the pro forma effects of these line items.

PRO FORMA THREE MONTHS ENDED DECEMBER 31, 1997 COMPARED TO PRO FORMA THREE MONTHS ENDED DECEMBER 31, 1996

  Pro forma net sales for the three months ended December 31, 1997 were $100.5 million, an increase of $6.9 million, or 7.4%, over pro forma net sales of $93.6 million for the three months ended December 31, 1996. Pro forma net sales of commercial telescopic material handlers for the three months ended December 31, 1997 were $52.6 million, an increase of $2.4 million, or 4.8%, over the comparable prior year period. The prior period was unusually strong for what is typically the seasonally low quarter of the year. Pro forma net sales of military telescopic material handlers under the U.S. Army ATLAS contract were $5.3 million for the three months ended December 31, 1997. Sales of production units under this program began in the second quarter of fiscal 1997 and reached full production in the first quarter of fiscal 1998. Pro forma net sales of aerial work platforms for the three months ended December 31, 1997 were $29.0 million, down $2.4 million, or 7.7%, from the same period in 1996, reflecting a slowdown in the order rate in the August through November period of 1997. The Company believes this softness in the aerial work platform market reflected an industry-wide inventory oversupply rather than a change in market fundamentals. Pro forma net sales of skid steer loaders for the three months ended December 31, 1997 were $4.7 million, up $0.1 million, or 3.1%, compared to the three months ended December 31, 1996. The modest growth in skid steer loader sales reflected increased demand in North America and internationally outside of Europe offset by reduced shipments to Europe due to the Company's European distributor being acquired by a competitor. Pro forma net sales of parts and other products for the three months ended December 31, 1997 were $8.9 million, up $1.4 million, or 19.5%, from the comparable period in the prior year, reflecting increased sales of other equipment.

  Pro forma gross profit for the three months ended December 31, 1997 was $22.8 million, an increase of $0.1 million, or 0.6%, over pro forma gross profit of $22.6 million for the three months ended December 31, 1996. Pro forma gross margin declined to 22.6% for the three months ended December 31, 1997 from 24.2% for the three months ended December 31, 1996, reflecting a lower gross margin on aerial work platforms and, to a lesser extent, increased sales of military telescopic material handlers which carry a gross margin that is below the Company average. The lower gross margin on aerial work platforms reflected a product mix shift away from the larger rough-terrain products toward smaller, lower-margin products, manufacturing inefficiencies related to reduced production volumes and higher discounts.

  Pro forma SG&A expenses for the three months ended December 31, 1997 were $11.5 million, an increase of $1.9 million, or 20.4%, over pro forma SG&A expenses for the three months ended December 31, 1996. Pro forma SG&A expenses as a percentage of pro forma net sales increased to 11.4% for the three months ended December 31, 1997, from 10.2% for the three months ended December 31, 1996. These increases in pro forma SG&A and pro forma SG&A percentage primarily reflected increased spending on new product development and timing of certain marketing expenses.

  Pro forma operating income for the three months ended December 31, 1997 was $11.3 million, down $1.8 million, or 13.7%, from pro forma operating income for the three months ended December 31, 1996. The decline in pro forma operating income was the result of a pro forma net operating loss at Snorkel for the three months ended December 31, 1997 reflecting lower sales and gross margin for aerial work platforms as discussed above. Pro forma operating margin decreased to 11.2% for the three months ended December 31, 1997 from 14.0% for the three months ended December 31, 1996.

PRO FORMA FISCAL YEAR ENDED SEPTEMBER 30, 1997 COMPARED TO PRO FORMA FISCAL YEAR ENDED SEPTEMBER 30, 1996

  Pro forma net sales for the fiscal year ended September 30, 1997 were $421.3 million, an increase of $54.3 million, or 14.8%, over pro forma net sales of $367.1 million for the fiscal year ended September 30, 1996. Pro forma net sales of commercial telescopic material handlers for fiscal year 1997 were $217.0 million, an increase of $51.6 million, or 31.2%, over the 1996 fiscal year, primarily reflecting continued strong growth in the telescopic material handler market. The Company believes this strong market growth for telescopic material handlers is attributable to the expansion of rental fleets, the substitution of telescopic material handlers for other construction equipment and relatively strong conditions in the construction equipment industry. Pro forma net sales of military telescopic material handlers under the U.S. Army ATLAS contract were $4.5 million for fiscal year 1997 compared to $0.7 million for fiscal year 1996. Sales of production units under this program began in the second quarter of fiscal 1997 and reached full production in the first quarter of fiscal 1998. Sales in fiscal year 1996 were for prototype units. Pro forma net sales of aerial work platforms for fiscal year 1997 were $144.0 million, down $3.8 million, or 2.6%, from the 1996 fiscal year, reflecting a weakening in the market during the latter portion of fiscal year 1997. The Company believes this softness in the aerial work platform market reflected an industry-wide inventory oversupply rather than a change in market fundamentals. Pro forma net sales of skid steer loaders for fiscal year 1997 were $18.1 million, up $0.2 million, or 0.9%, compared to fiscal year 1996. The modest growth in skid steer loader sales reflected increased demand in North America and internationally outside of Europe, offset by reduced shipments to Europe due to the Company's European distributor being acquired by a competitor. Pro forma net sales of parts and other products for fiscal year 1997 were $37.8 million, an increase of $2.5 million, or 7.0%, over fiscal year 1996.

  Pro forma gross profit for the fiscal year ended September 30, 1997 was $102.5 million, an increase of $16.0 million, or 18.6%, over pro forma gross profit of $86.5 million for the fiscal year ended September 30, 1996. This increase in pro forma gross profit primarily reflected the increase in pro forma net sales discussed above.

Pro forma gross margin increased to 24.3% for fiscal year 1997 from 23.6% for fiscal year 1996. The increase in pro forma gross margin was due primarily to improvements in the telescopic material handler business, including better manufacturing efficiencies, price increases that were implemented in the second quarter of fiscal 1997 and economies associated with higher production volumes. This was partially offset by lower margins on aerial work platforms, primarily reflecting a product mix shift away from the larger rough-terrain products toward smaller, lower margin products and, to a lesser extent, higher discounts.

  Pro forma SG&A expenses for the fiscal year ended September 30, 1997 were $43.3 million, an increase of $2.4 million, or 5.9%, over SG&A expenses for the fiscal year ended September 30, 1996. This increase resulted primarily from expenses associated with the increase in pro forma net sales in 1997. Pro forma SG&A expenses as a percentage of pro forma net sales decreased to 10.3% for fiscal year 1997 from 11.1% for fiscal year 1996. This decrease in the pro forma SG&A percentage primarily reflected the relatively fixed nature of certain SG&A expenses and the ability to leverage these expenses on higher sales volumes.

  Pro forma operating income for the fiscal year ended September 30, 1997 was $59.2 million, an increase of $13.6 million, or 30.0%, over pro forma operating income of $45.5 million for the fiscal year ended September 30, 1996. Pro forma operating margin increased to 14.0% for fiscal year 1997 from 12.4% for fiscal year 1996. The improvements in pro forma operating income and pro forma operating margin reflected the factors discussed above.

SEASONALITY AND PRO FORMA QUARTERLY RESULTS

  The Company's quarterly net sales are affected to some extent by the seasonality of construction activities in North America, which tend to be influenced by climate conditions. Demand for the Company's products is generally the strongest during the third fiscal quarter (April through June) and generally the weakest during the first fiscal quarter (October through December), which is common for material handling and construction equipment as a whole.

  The following table sets forth for the periods indicated the components of the Company's quarterly pro forma statement of operations:

                             FISCAL YEAR ENDED           FISCAL YEAR ENDED          FISCAL YEAR ENDED
                             SEPTEMBER 30, 1996         SEPTEMBER 30, 1997          SEPTEMBER 30, 1998
                         -------------------------- --------------------------- --------------------------
                           NET     GROSS  OPERATING   NET     GROSS   OPERATING   NET     GROSS  OPERATING
        QUARTER           SALES   PROFIT   INCOME    SALES    PROFIT   INCOME    SALES   PROFIT   INCOME
        -------          -------- ------- --------- -------- -------- --------- -------- ------- ---------
                                                          (IN THOUSANDS)
First................... $ 79,692 $20,157  $ 8,316  $ 93,567 $ 22,607  $13,084  $100,465 $22,752  $11,286
Second..................   94,738  21,321   11,594   108,466   25,867   15,279
Third...................   99,363  23,387   13,146   116,518   29,127   17,441
Fourth..................   93,265  21,586   12,491   102,794   24,898   13,386
                         -------- -------  -------  -------- --------  -------
                         $367,058 $86,451  $45,547  $421,345 $102,499  $59,190
                         ======== =======  =======  ======== ========  =======

                                   BUSINESS

GENERAL

  The Company is the largest North American manufacturer of telescopic material handlers and, as a result of its recent acquisition of Snorkel, one of the leading North American producers of aerial work platforms. Other products manufactured by the Company include skid steer loaders and a range of other material handling equipment. OmniQuip's highly versatile products are used in a variety of applications for construction, industrial, maintenance, military and agricultural markets. The Company's principal products are marketed under the well-recognized and highly-regarded SKY TRAK, LULL, SNORKELIFT and WILDCAT brand names.

  Telescopic material handlers are especially useful in rough terrain environments and congested job sites, where their maneuverability and ability to raise, extend and lower payloads provide significant advantages over more traditional material handling equipment, such as cranes, straightmast forklifts and elevators. The Company's telescopic material handlers have a maximum lift capacity of 5,000 pounds to 10,000 pounds and can position payloads from 28 feet to 54 feet above the ground or 15 feet to 39 feet in front of the machine's chassis. The versatility of these units allows users to lower overall costs by substituting a single telescopic material handler for one or more other types of material handling equipment, as well as for certain labor intensive material handling tasks. The Company believes it manufactures the broadest product line of telescopic material handlers in North America. Shipments of commercial telescopic material handlers increased from approximately 950 units in calendar 1990 to approximately 3,300 units in 1997. Based upon industry reports, the Company believes that its North American market share of 1997 shipments of telescopic material handlers was approximately 36%. In addition, OmniQuip has been the principal supplier since 1988 of telescopic material handlers to the military. The Company has a contract to supply the Army with a new generation of telescopic material handlers to support the logistics requirements of the Rapid Deployment Forces. The Army has estimated that its requirements under the contract could range up to a maximum of 1,200 ATLAS vehicles, or a maximum contract value of $120 million. Through December 31, 1997, the Company has sold approximately 100 units under this contract. The Company believes that this contract will enhance its ability to pursue sales to other branches of the United States armed forces and to foreign military agencies. See "Risk Factors--ATLAS Contract."

  Aerial work platforms are mobile, versatile units designed to position workers and materials easily in elevated work locations. Such highly versatile products allow users to increase productivity in certain labor intensive tasks in an enhanced safety environment compared to equipment traditionally used to reach elevated and difficult to reach positions such as scaffolding and ladders. The Company's broad product line includes self-propelled telescoping and/or articulating boom-type platforms, which have maximum elevation capabilities ranging from 33 feet to 126 feet from ground to platform height and self-propelled scissor-type platforms with maximum elevation capabilities ranging from 15 feet to 40 feet from ground to platform height. The Company also manufactures a small line of truck-mounted and trailer-mounted booms with elevation capabilities ranging from 40 feet to 69 feet in height. Shipments of aerial work platforms marketed under the SNORKELIFT and WILDCAT brand names increased from approximately 1,900 units in 1990 to approximately 4,200 units in 1997.

  OmniQuip sells and distributes its material handling and aerial work platform products commercially through approximately 260 independent equipment dealers and approximately 75 rental companies, including national rental fleets, located in the United States and Canada. Internationally, OmniQuip markets and distributes its products through a variety of arrangements with dealers and distributors in approximately 50 countries. To facilitate the sale of its material handling products, OmniQuip offers its independent equipment dealers floor plan and rental fleet financing assistance in connection with the purchase of the Company's products. Such assistance consists of limited, backup financing guarantees and repurchase agreements which benefit dealers by providing them the opportunity to obtain attractive financing terms on the Company's products, which in turn allows dealers to stock more units for sale or rental.

INDUSTRY OVERVIEW

  OmniQuip competes principally in selected segments of the material handling and light equipment markets which utilize engines of less than 130 horsepower. With certain exceptions, competitors with leading market shares in these segments are not large full-line construction equipment manufacturers.

  North American shipments of construction and allied equipment grew from $30.8 billion in 1990 to $41.6 billion in 1996, representing a nominal compound annual growth rate of 5.1%. According to industry estimates, shipments of telescopic material handlers in North America grew from approximately 2,500 units in 1990 to approximately 9,100 units in 1997, representing a real compound annual growth rate of 20.3%, and shipments of aerial work platforms increased from approximately 13,200 units in 1990 to approximately 40,600 units in 1997, representing a real compound annual growth rate of 17.4%. For the twelve months ended September 30, 1997, unit shipments of telescopic material handlers and boom-type aerial work platforms grew approximately 31.6% and 19.4%, respectively, and unit shipments of scissor-type aerial work platforms declined by approximately 5.1%, each as compared to the twelve months ended September 30, 1996. The Company believes growth rates for telescopic material handlers and aerial work platforms are attributable to a number of factors, including the following:

    Increased Productivity and Safety. Telescopic material handlers and aerial work platforms enable users to reduce costs through increased labor productivity compared to other methods using alternative equipment or direct labor. Productivity enhancements include a reduction in the number of indirect personnel required for material handling support to load, transport and place building materials and to operate certain other types of construction equipment. The versatility and variety of attachments available for telescopic material handlers results in higher utilization of the equipment and permits end-users to increase inventory turnover at job sites more rapidly by taking loads directly off delivery trucks and placing materials where they will be used. Aerial work platforms provide distinct safety and productivity advantages over alternative equipment and are increasingly attractive in light of federal and state safety rules requiring the use of tethers and other safety devices for workers in elevated work environments.

    Product Versatility. Telescopic material handlers are more versatile than other material handling equipment such as cranes, straightmast forklifts and elevators. Telescopic material handlers can unload, carry and place materials up to five stories high in rough terrain work environments, eliminating the need for multiple pieces of more specialized equipment and reducing the labor required to handle materials at the worksite. In addition, using one or more of the approximately 40 Company-approved attachments, OmniQuip's telescopic material handlers can be used in numerous applications. Attachments include forks and carriages, grapples, buckets, augers, concrete hoppers and truss booms. The numerous applications provided by such attachments used in conjunction with the Company's telescopic material handlers allow customers to decrease aggregate equipment costs and increase utilization of their material handling equipment. Aerial work platforms also offer increased versatility relative to more traditional devices such as ladders and scaffolding.

    Growth of Equipment Rentals. The equipment rental industry serves a wide variety of industrial, manufacturing, construction and governmental markets. The equipment rental industry, including rental centers, national rental fleets and independent dealers who offer equipment for either sale or rental, has grown significantly. A survey conducted for an industry trade association estimates that construction equipment rental revenues were approximately $6.6 billion in 1990 and increased to approximately $16.2 billion in 1996. Increased availability of rental construction equipment has substantially broadened the group of potential end-users for the Company's products. Equipment rentals provide end-users having limited needs or resources with the ability to conveniently and economically rent material handling equipment, as well as necessary attachments. Rental companies can fulfill significant, but temporary, needs of large end-users, supplementing capacity during peak activity periods. Additionally, rental companies can rent a single unit to small contractors for short-term projects.

    Growth of Non-Construction Applications. Historically, the primary market for telescopic material handlers has been the construction market while the principal markets for aerial work platforms have been the construction and building maintenance markets. In recent years, however, applications for each product line have emerged in other markets. For example, since 1988, telescopic material handlers have been used by the Army for munitions handling and, more recently, general logistics purposes. Telescopic material handlers have also experienced increasing acceptance in the industrial and agricultural markets where they are used, among other applications, to transport and position bulk materials. Aerial work platforms are increasingly used in the industrial and commercial market by automobile and other manufacturers, airlines and ship builders, among others.

BUSINESS STRATEGY

  The Company's strategy is to grow primarily within selected segments of the material handling and light equipment markets which (i) are growing faster than the construction equipment industry generally, (ii) typically utilize independent dealers for distribution rather than distributorships primarily dedicated to products made by a single manufacturer, (iii) utilize engines of less than 130 horsepower, and (iv) are not typically dominated by full-line construction equipment manufacturers.

  Key elements of the Company's business strategy include:

    Providing superior products. The Company focuses on developing innovative, high performance products with low life-cycle cost. By introducing unique product features and enhancements, the Company believes that it increases demand for the Company's products. Examples include the pioneering introduction in 1994 of a SKY TRAK model capable of lifting and positioning materials up to five stories above ground, the proprietary sliding telescopic booms developed by Lull which permit higher precision, horizontal maneuvering of materials at various lift heights, and Snorkel's introduction of industry-leading safety features, such as envelope management, slope-level interlocks and pothole protection. Recently, the Company introduced its first model of a new range of telescopic material handlers designed to be used for expanded applications in North America and to be competitive with products currently used in international markets.

    Pursuing a multiple brand distribution strategy. The Company is pursuing a multiple brand strategy, maintaining essentially distinct nationwide distribution channels for its brand name products. This strategy provides more complete geographic coverage of the marketplace and gives the Company the ability to selectively expand the number of dealers carrying its products. At the same time this strategy affords the Company the opportunity to realize economies of scale in providing parts supply, attachments, dealer finance, component purchasing and manufacturing. OmniQuip's multiple brand distribution strategy is designed to appeal to customers' differing price, performance and support needs.

    Acquiring complementary businesses. A key component of the Company's growth strategy is the identification and completion of complementary acquisitions. The Company's acquisition of Lull in August 1996 and Snorkel in November 1997 reflects the Company's strategy of acquiring businesses which utilize complementary distribution channels or which manufacture and market products which complement the products currently manufactured and sold by the Company. The Company has identified numerous potential acquisition candidates in the relatively fragmented under-130 horsepower market segment.

    Achieving cost savings from the integration of acquired operations. The Company believes that it can realize substantial additional cost savings from the integration of acquired operations. For example, the Company anticipates that it can increase purchasing efficiencies for components and materials, eliminate duplicative overhead costs, streamline production processes and achieve other economies of scale in areas such as parts supply, product design and development and dealer finance.

    Penetrating international markets. While the Company is the largest North American manufacturer of telescopic material handlers, its sales of such products outside North America are relatively modest. The Company is in the process of "globalizing" its telescopic material handler products to increase their appeal in international markets. The Company believes that its acquisition of Snorkel will help it improve its distribution networks outside North America by utilizing Snorkel's existing sales force, particularly in the Far East, and by enabling the Company to offer a broader line of products to international distributors.

PRODUCTS

  The Company designs, manufactures and markets telescopic material handlers and aerial work platforms as its principal product lines. In addition, the Company manufactures and distributes a variety of other material handling equipment and attachments and offers parts and service with respect to the products it sells.

                  PRO FORMA NET SALES BY PRODUCT CATEGORY(1)
                                (IN THOUSANDS)

                                                FISCAL YEAR ENDED SEPT. 30,
                                            -----------------------------------
                                              1994     1995     1996     1997
                                            -------- -------- -------- --------
Telescopic material handlers............... $ 75,245 $121,464 $166,041 $221,460
Aerial work platforms......................   70,400  103,998  146,780  142,889
Other(2)...................................   29,362   45,047   54,237   56,996
                                            -------- -------- -------- --------
  Total.................................... $175,007 $270,509 $367,058 $421,345
                                            ======== ======== ======== ========

--------
(1) The information in the foregoing table reflects the pro forma net sales by product category of TRAK, Lull and Snorkel for the applicable periods as if the acquisitions of these companies had occurred on October 1, 1993. See "Pro Forma Financial Information."
(2) Includes parts and service, skid steer loaders and other miscellaneous equipment lines and attachments.

 Telescopic Material Handlers

  Telescopic material handlers are rough terrain vehicles used to transport, lift and position materials between ground locations, between vehicles and to elevations up to five stories in height. This equipment is typically utilized in North America by residential and non-residential building contractors to handle a wide range of building materials and components, including bricks, concrete blocks, open-wall panels, roof trusses, lumber, drywall sheets, structural steel and roofing materials. In addition, by using one or more of the approximately 40 Company-approved attachments, the Company's telescopic material handlers can also be used in nontraditional, specialized applications, such as steel building construction or pole and post hole drilling. Available attachments include forks and carriages, grapples, buckets, augers, concrete hoppers and truss booms. End-users for the Company's telescopic material handlers currently include the construction, military, agricultural, landscaping and industrial markets.

  The Company currently manufactures 15 models of telescopic material handlers marketed under the SKY TRAK and LULL brand names. These models have rated load capacities of 5,000, 6,000, 8,000 and 10,000 pounds and possess the capacity to place loads 28, 36, 37, 42 and 54 feet above the ground. Suggested list prices for these products range from approximately $60,000 to approximately $115,000 per unit. Four additional product offerings for use in the logging and pipe handling industries are marketed under the DYNA LUGGER brand name, which have rated load capacities up to 30,000 pounds and list prices of up to $275,000.

  Each of the Company's two brands of telescopic handlers has unique characteristics, which have contributed to strong competitive positions in the market. The success of the SKY TRAK brand has been built on a reputation for strong product performance and design innovation, with emphasis on design simplicity and serviceability. The LULL brand has a long tradition associated with its patented transfer carriage technology, which facilitates the precision placement of palletized loads. LULL brand products enjoy a premium reputation for their ease of operation, durability, and high resale value. The Company believes the combination of its well-known SKY TRAK and LULL brand names, its ability to offer the industry's broadest product line, and its dual-brand distribution strategy provide OmniQuip with competitive advantages in the telescopic material handler market.

  Since 1988, OmniQuip has been the primary supplier of telescopic material handlers to the United States military. Such products are used by the United States military for a variety of logistics requirements, including loading certain types of rocket launchers, loading and unloading military equipment, and for a variety of other military materials handling tasks. The U.S. military exclusively used the Company's telescopic material handlers in Operation Desert Storm. Substantially all of the Company's sales to the U.S. military were made prior to fiscal 1994 pursuant to previous contracts. In May 1995, the Company was awarded a fixed-price government contract to serve as sole supplier to the Army of the ATLAS, the latest generation of the military version of the Company's rough terrain telescopic material handler. ATLAS is designed as an integral component of the Army's logistics support strategy for its Rapid Deployment Forces. The contract provides for the supply of the Army's requirements over a period of four years. The Army has estimated that its requirements for ATLAS vehicles over this period could range up to a maximum of 1,200 units, or a maximum contract value of $120 million, although the Army is not obligated to purchase any specified number of ATLAS vehicles. The contract also affords the Army an option to order an additional 300 units above the 1,200 unit maximum. The Company believes that the award of the ATLAS contract also will provide additional opportunities to market the ATLAS product directly and through the Army to other branches of the United States armed forces and to foreign military agencies. See "Risk Factors--ATLAS Contract."

 Aerial Work Platforms

  Aerial work platforms are mobile, versatile units designed to position workers and materials easily in elevated work locations. These platforms are used primarily by building contractors and commercial and industrial end-users to enable workers to quickly and easily reach elevated work sites and to perform tasks inside and outside of buildings at heights up to 126 feet. Aerial work platforms compete with ladders and scaffolding, but provide superior flexibility and improved safety features. For example, the Occupational Safety and Health Administration mandates that individuals working above a certain height be tethered to prevent potential accidents. Aerial work platforms allow such workers to comply with the regulation while at the same time being highly mobile and efficient. The Company manufactures and markets a full line of boom-type telescoping aerial work platforms. The Company also manufactures and markets scissor-type aerial work platforms and a limited range of truck- and trailer-mounted equipment.

  The Company manufactures 18 models of boom-type aerial work platforms. The Company's products include units with straight telescoping booms (with an optional articulating jib) and units with articulating booms. Aerial work platforms with straight telescoping booms can place work platforms from 37 feet to 126 feet in height. Units with articulating telescoping booms and articulating jibs can place work platforms from 33 feet to 60 feet in height. List prices of the Company's boom-type aerial work platforms range from approximately $40,000 to $270,000.

  The Company also manufactures 11 models of scissor-type aerial work platforms. Finished-surface ("slab") scissor-type aerial work platforms can lift platforms 15, 20 or 25 feet from ground to maximum platform extensions. Rough-terrain scissor-type aerial work platforms have a maximum range of 25, 32 or 40 feet from ground to platform. The list prices of the Company's scissor-type aerial work platforms range from approximately $13,000 to $60,000.

 Other

  Other products manufactured and marketed by the Company include (i) skid steer loaders (under the SCAT TRAK name), which are compact and versatile material handling machines used to dig, lift and transport bulk materials,
(ii) telescoping boom devices incorporated into fire trucks, (iii) a limited range of masonry tenders and buggies and articulated forklifts and loaders, all of which are used primarily in the masonry industry. In addition, the Company markets a limited line of straightmast forklifts. The Company also provides product service support to its distribution networks, and produces and sells through its distributors a wide range of service parts to maintain the operational performance of its end products throughout their useful lives. The sale of service parts provides an important source of revenue and profitability, as such sales are historically less sensitive to industry cycles and typically generate higher gross margins than sales of original equipment. The Company seeks to provide a high level of parts availability and timely shipments of orders to maintain the production availability of its products on customer job sites.

MARKETING AND DISTRIBUTION

  The Company sells its products to independent equipment dealers for retail sale and rental and to equipment rental companies, including independent rental centers and national rental fleets, for rental. The Company has a multiple brand strategy in its telescopic material handler product line, maintaining distinct nationwide distribution channels for its principal brand name products. This strategy provides more complete geographic coverage of the marketplace and greater flexibility in expanding the Company's dealer network, while affording the Company the opportunity to realize economies of scale in providing parts supply, service, attachments, dealer finance, component purchasing and manufacturing. SKY TRAK and LULL brand telescopic material handlers and SNORKELIFT and WILDCAT brand aerial work platforms are marketed to a mix of independent retail dealers, rental centers and national rental fleets.

  Traditionally, independent dealers have focused their efforts on resale of products to end-users. In recent years, however, many independent dealers have built their own rental fleets to augment their sales activities. Rental centers are equipment rental dealers who focus exclusively on renting units on a daily, weekly or monthly basis to customers whose needs do not require purchase and full-time utilization of units. National rental fleets are large equipment rental companies which, through company-owned stores or franchises, carry out rental activities nationwide.

  The Company employs a sales force of approximately 36 field sales managers and representatives. The Company supports the sales, service and rental activities of its dealers with product advertising, sales literature, product training and major trade show participation. OmniQuip seeks to promote end-user acceptance and continued satisfactory performance of its products worldwide. The Company pursues this goal in cooperation with a network of distributors who provide for the maintenance and repair of all OmniQuip products for end-users. The Company promotes a high level of customer support through programs which closely monitor the performance of its products with rental fleets and with end-users. This level of product support is maintained by a variety of programs and procedures, including: a toll-free technical assistance program; on-site service representative visits; factory training programs; organization of product assessment teams facilitated by the service department; and continuing interaction among distributors, end-users and major vendors for failure analysis of products both in and out of warranty.

  International sales represented approximately 12%, 12% and 10% of pro forma consolidated net sales, including the acquisitions of Lull and Snorkel, for the fiscal years ended September 30, 1995, 1996 and 1997, respectively. All of the Company's products are marketed internationally through dealers, with the exception of the LULL brand of telescopic material handlers, which are marketed internationally primarily through an exclusive distribution agreement with a single United States exporter. International sales represented approximately 18% of Snorkel's net sales for calendar 1996. Most of Snorkel's international sales for such periods were made through Snorkel's Australian subsidiary to Australian and other customers principally located in the Far East.

 Financing

  The Company supports its independent dealers in obtaining conventional floor plan financing and rental fleet financing to assist in the purchase of its products. Under these financing arrangements, dealers borrow money from independent lenders on a secured basis for up to five years. Where dealer financing is provided directly by independent lenders, the Company assists the financing by providing the independent lenders either a backup guarantee of a dealer's credit or an undertaking to repurchase used equipment at a discounted price to market at specified times or under specified circumstances.

  At December 31, 1997, approximately $55.1 million of Company-assisted floor plan and rental fleet financing arrangements were outstanding. The Company's actual exposure under these financing arrangements is significantly less than the nominal amount outstanding. With respect to TRAK's dealers, who accounted for approximately $48.9 million of the consolidated $55.1 million in dealer financing outstanding at December 31, 1997, substantially all of the Company's guarantee obligations for each of the calendar years 1997 and 1998, as well as losses incurred in connection with repurchase obligations described below, are limited to the greater of $1.5 million or 5% of the portfolio outstanding at the previous calendar year end (approximately $2.8 million for 1998). To the extent that independent lenders providing financing for TRAK's dealers do not have (or do not exercise) direct recourse against the Company under backup guarantees, the Company is committed to perform its repurchase undertaking to reacquire equipment sold to a defaulting dealer at a purchase price equal to amounts due the independent lender. The Company's actual exposure under these repurchase arrangements is reduced by underlying equipment values as well as careful portfolio management, by both the Company and its lenders. At the present time, an active resale market exists for such equipment. With respect to Lull's dealers, who accounted for approximately $6.2 million of the combined $55.1 million in dealer financing outstanding at December 31, 1997, the Company's guarantee obligations are limited to circumstances where the independent lender is unable to enforce its lien against financed equipment (for example, if a dealer has fraudulently sold the equipment out of trust to a bona fide purchaser for value) or where a dealer defaults on its final, balloon installment payment (typically due 48 months from shipment). Although dealer financing has not been material to the sale of Snorkel products historically, the Company anticipates that it will place greater emphasis on dealer financing for such products. At December 31, 1997, past due principal and interest as a percentage of the total portfolio on a consolidated basis was less than one-half of one percent. The Company's worst loss experience in recent years occurred in 1991 when TRAK sustained expenses of approximately $1.0 million as a result of its floor plan financing guarantees. Most of this loss occurred as the result of dealer fraud, and the Company has taken steps designed to mitigate future losses through better documentation and collection techniques.

FACILITIES

  The Company's headquarters are located in Port Washington, Wisconsin, and the Company maintains manufacturing facilities in Minnesota, North Dakota, Kansas, Missouri and New Zealand. Set forth below is certain information with respect to the Company's manufacturing facilities.

                            SQUARE
                            FOOTAGE    OWNED/
LOCATION                 (APPROXIMATE) LEASED             ACTIVITIES/PRODUCTS
--------                 ------------- ------    -------------------------------------
Port Washington,            150,000     Owned    Telescopic material handlers, skid
 Wisconsin..............                          steer loaders; research and
                                                  development
Port Washington,             35,000    Leased(1) Skid steer loader assembly
 Wisconsin..............
St. Paul, Minnesota.....    100,000     Owned    Telescopic material handlers;
                                                  research and development
Oakes, North Dakota.....     30,000    Leased(2) Miscellaneous products and component
                                                  parts
Elwood, Kansas..........     77,000     Owned    Aerial work platform assembly
Elwood, Kansas..........    182,000    Leased(3) Aerial work platform fabrication
Wathena, Kansas.........     50,000    Leased(4) Aerial work platform assembly
St. Joseph, Missouri....     15,000    Leased(5) Fire service products
Levin, New Zealand......     15,000    Leased(6) Aerial work platforms

--------
(1) The initial term of the lease expires on October 31, 1998. The Company has the option to renew the lease for successive one-year terms, but the lessor may terminate such option on 30 days notice.
(2) The initial term of the lease expires on April 1, 2000 (the "Initial Term"). Upon expiration of the Initial Term, the Company has the option to purchase the facility or to extend the lease for an additional 30 months (the "Extended Term"). If the Company chooses to extend the lease term, lease payments during the Extended Term will be applied to the purchase of the facility.
(3) The initial term of the lease expires on February 1, 1999. The Company has the option to renew the lease for three additional terms of five years.
(4) The lease expires on June 30, 2002.
(5) The lease expires on November 17, 2002.
(6) The lease expires on November 17, 2007.

  The Company also maintains other leased office and warehouse space in Port Washington, Wisconsin, St. Joseph, Missouri, Sydney and Melbourne, Australia and Auckland, New Zealand. The Company anticipates no significant difficulty in leasing alternative space at reasonable rates in the event of the expiration, cancellation or termination of a lease relating to any of the Company's material leased properties. The Company believes that its production facilities and anticipated plant expansions will be adequate to meet projected manufacturing volumes, including production of ATLAS telescopic material handlers, for the foreseeable future.

MANUFACTURING AND RAW MATERIALS

  The Company fabricates, welds, machines and assembles the chassis, telescopic booms, attachments and many component parts for its telescopic material handlers and aerial work platforms. During the past three years, the Company has made significant capital investments in its principal Port Washington, Wisconsin facility to implement robotic welding and a five-station wash, automatic prime and finish coat paint system and to complete a 25,000 sq. ft. plant addition. In its St. Paul, Minnesota facility, the Company has invested in machining centers and numerically controlled plasma punching capability. These investments, along with numerous projects to improve production flow and material handling, have provided the foundation for continuing productivity improvements.

  In 1995, the Company completed registration under ISO 9001 of its Port Washington, Wisconsin quality systems, becoming the first telescopic material handler manufacturer in North America to achieve this recognition. Snorkel is undergoing the ISO 9001 certification process for its Elwood, Kansas facilities. Registration under ISO 9001 represents the achievement of an internationally recognized standard of quality systems implementation and is important for competing in markets with ISO requirements, such as Europe. In addition, the United States Department of Defense has mandated the use of ISO 9001 for new procurements, including the ATLAS contract. The Company expects to implement similar quality system standards in its other facilities.

  The Company is continuing to pursue opportunities to reduce costs of purchased components through consolidation of vendor sources, improvements in manufacturing methods and integration of operations. The Company also believes that opportunities exist to achieve manufacturing economies in the production of telescopic material handlers by combining the production of certain key components.

  The principal raw materials and components used in the manufacturing of the Company's products are steel, aluminum, engines, transmissions, axles, hydraulic systems, wheels and tires and cabs. The Company procures its raw materials and components from multiple vendors, although in the case of particular models it typically purchases certain components from a single vendor. Although alternative suppliers are available for all raw materials and components, the Company could experience delays in obtaining components meeting the requisite specifications from alternative suppliers in the event a principal supplier was unable to supply a particular component. In the case of the ATLAS product supplied to the Army, the governing contract specifies precisely the source of key component parts utilized in the manufacture of the ATLAS product. In the event of unavailability of any of these key components, the Company could be precluded from completing production of ATLAS products in a timely fashion unless the Army agreed to substitution of an alternative component. The Company seeks to manage the risk of unavailability of key components and raw materials by dealing only with substantial, financially responsible vendors and managing closely its material requirements as well as its vendor relationships. To date, the Company has not experienced a material delay in obtaining a satisfactory supply of key components from vendors.

PRODUCT DEVELOPMENT AND ENGINEERING

  The Company maintains an active program of product development and engineering activities designed to upgrade existing product lines and develop new products. The Company employs approximately 70 employees with experience in the design of products. On a pro forma basis, including the acquisition of Lull and Snorkel, for the fiscal years ended September 30, 1995, 1996 and 1997, the Company spent approximately $3.8 million,

$5.2 million, and $5.8 million, respectively, on product development and engineering activities. Since 1987, the Company has invested in the computer systems and training of its engineering staff to support the increasing use of computer-aided design. To decrease product development time, reduce product development cost, and improve the quality of its new products, the Company has further invested to implement finite element analysis capability, three-dimensional solid design, and concurrent engineering. The Company's product development and engineering efforts during future periods are expected to emphasize continued product line expansion, design modifications to expand the worldwide acceptance of its products, and the expanded sourcing of attachments to improve access to more end-user markets.

WARRANTY AND SERVICE

  OmniQuip products are warranted for design, workmanship and material quality. Warranty lengths vary depending on competitive standards within individual markets. In general, warranties tend to be for one year and cover all parts and labor for non-maintenance repairs, provided the repair was not necessitated by operator abuse. Optional extended warranties, for one to two years beyond the base period, are available for purchase. Warranty work is performed only by authorized distributors. Distributors submit claims for warranty reimbursement to the Company and are credited for the cost of repairs so long as the repairs meet prescribed standards.

TRADEMARKS AND PATENTS

  The Company owns and maintains U.S. trademark registrations for all of its principal trademarks. The Company owns or otherwise has the right to use these trademarks in other countries where a significant volume of its products are sold and where such ownership or right to use is considered necessary to protect the Company's proprietary rights.

  The Company applies for and maintains patents in the United States and elsewhere where the Company believes such patents are necessary to maintain the Company's interest in its inventions. Currently, the Company possesses a patent on three-stage telescopic booms used in the LULL brand of telescopic material handlers, which expires in 2007. The Company believes this patent provides it with a competitive advantage in selected markets, but does not believe that the expiration of this patent would have a material adverse effect upon its business or ability to compete.

COMPETITION

  The markets for the Company's products are highly competitive. The principal competitive factors include distribution, price, design features, performance, product reliability and the availability of financing.

  In the market for telescopic material handlers, the Company is the largest North American manufacturer, with an estimated share of 1997 shipments of telescopic material handlers of approximately 36%, and its principal competitors include Gradall Industries, Inc. and JCB International Co., Ltd. Other competitors in the North American market include Case Corporation, Caterpillar Inc., Gehl Company, Ingersoll-Rand Company, Manitou, S.A., Pettibone Corporation and Traverse Lift. Competitors in this market outside the United States include Caterpillar Inc., FDI/Sambron, JCB International Co., Ltd., Manitou S.A., the Matbro division of Powerscreen International PLC, Merlo S.p.A., and Sanderson. The largest manufacturer of aerial work platforms is JLG Industries, Inc. Other principal competitors include Genie Industries, Grove Worldwide, Skyjack Inc., Terex Corporation and UpRight, Inc.

  Many of the Company's competitors are larger than the Company and possess significantly greater financial, marketing and technical resources. There can be no assurance that the Company will not experience significant competition in the future from large global construction equipment manufacturers and other competitors or that existing competitors will not take actions which could adversely affect the Company's operating results.

ENVIRONMENTAL AND SAFETY REGULATION

  OmniQuip is subject to federal, state, local and foreign environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the treatment, storage and disposal of toxic and hazardous wastes. The Company is also subject to the Occupational Safety and Health Act and similar state, local and foreign statutes. The Company believes it is in material compliance with all applicable environmental laws and regulations. The Company does not expect any material impact on future recurring operating costs of compliance with currently enacted environmental regulations.

  Under federal, state and local laws, including the federal Comprehensive Environmental Response, Compensation, and Liability Act, a current owner or operator of real property may be held liable for the costs of cleaning up certain hazardous materials on the property. Similarly, persons who have arranged for the disposal of hazardous materials on properties owned by third parties may be held liable for cleanup costs for such properties. In each case, liability may be imposed without regard to whether the person knew of or took reasonable acts to prevent the contamination. Liability under such laws is often joint and several, that is, any single liable person may be required to bear the entire costs of the environmental cleanup. That person, however, may usually seek contribution from other responsible persons, if there are any; and it is typical for groups of responsible parties to apportion liability among themselves.

  The Company regularly conducts an environmental assessment consistent with recognized standards of due diligence on properties and businesses which it acquires. To date, these assessments have not identified contamination in respect of acquired properties that would be reasonably likely to result in a material adverse effect on the Company's business, results of operations or financial condition. As a general rule, the Company intends to use such assessments as part of the evaluation of proposed acquisitions. However, there can be no assurance that environmental assessments have identified, or will in the future identify, all material liabilities relating to the Company's properties and businesses, that any indemnification agreements that can be negotiated will cover all potential liabilities, or that changes in cleanup requirements or subsequent events at the Company's properties or at off-site locations will not result in significant costs to the Company.

PRODUCT LIABILITY AND PRODUCT RECALL

  Product liability and personal injury claims are asserted against the Company from time to time for various injuries alleged to have resulted from defects in the manufacture and/or design of the Company's products. Product liability and personal injury claims are covered by the Company's comprehensive general liability insurance policies, subject to certain deductible amounts and maximum coverage limits. The Company has reserves for such deductible amounts, which it believes to be adequate based on its previous claims experience. However, there can be no assurance that resolution of product liability and personal injury claims in the future will not have a material adverse effect on the Company.

  From time to time, the Company discovers defects in product design for existing products which require it to take steps to correct or retrofit, at the Company's expense, previously sold products. During the year ended September 30, 1997, the Company substantially completed correcting a defect in its LULL brand of telescopic material handlers. In 1995, prior to the acquisition by the Company, Lull established reserves of approximately $2.9 million for the cost of retrofitting such telescopic material handlers. As of September 30, 1997, substantially all costs associated with this program have been paid by the Company. The Company also had a reserve of approximately $0.9 million as of December 31, 1996 relating to corrective warranty work being undertaken with respect to two models of skid steer loaders. As of September 30, 1997, the Company had substantially completed such work.

  In connection with the acquisition of Snorkel, the Company assumed responsibility for a recall program involving HUNTERLIFT scissor lifts manufactured between 1979 and 1992. The recall was prompted by a compliance issue with certain voluntary industry standards. The Company has established a reserve in connection with the recall program. There can be no assurance, however, that the ultimate cost of the HUNTERLIFT recall will not exceed the amount of reserves established by the Company or that the recall will not adversely affect the Company's reputation and result in a decline in sales of the Company's products. In connection with the assumption of the recall, the Company has assumed responsibility for a lawsuit relating to the recall. The lawsuit currently includes approximately 26 plaintiffs and alleges damages in connection with the recall. The Company intends to defend the lawsuit vigorously.

EMPLOYEES

  At December 31, 1997, the Company employed approximately 1,500 persons, including approximately 750 employees employed by its recently acquired Snorkel operation. Approximately 280 employees at the Company's Port Washington, Wisconsin facility are covered under a collective bargaining agreement with the International Association of Machinists and Aerospace Workers, which expires in November 1998. This is the only collective bargaining agreement to which the Company is a party. Substantially all of the approximately 265 employees at the Company's St. Paul, Minnesota facility and the approximately 60 employees of the Company's Oakes, North Dakota facility are employed pursuant to a lease arrangement with CBM Industries, Inc., d/b/a RJ Associates. Under the terms of such agreement, RJ Associates (which is not an affiliate of the Company) leases employees to the Company and pays the employees' salaries and benefits. The Company in turn pays RJ Associates a management fee and reimburses RJ Associates for the employees' salaries and benefits. The agreement can be terminated by either party upon short notice. The Company is obligated to hire the leased employees if the Company terminates the arrangement but continues conducting the operations in which the employees are engaged. The Company does not anticipate any material disruption in its business in the event of a termination of this agreement. The Company has not experienced any work stoppage during the past five years and considers its relations with employees to be good.

LEGAL PROCEEDINGS

  In addition to product liability and personal injury claims, from time to time, the Company is the subject of legal proceedings, including claims involving employee matters, commercial matters and similar claims. There are no such claims currently pending which the Company believes to be material. The Company maintains comprehensive general liability insurance which it believes to be adequate for the continued operation of its business.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information about each of the persons who serve as the Company's directors and executive officers:

               NAME                 AGE            POSITION WITH COMPANY
               ----                 ---            ---------------------
P. Enoch Stiff.....................  50 Director, President and Chief Executive
                                         Officer
Philip G. Franklin.................  46 Vice President--Finance, Chief Financial
                                         Officer, Treasurer and Secretary
James H. Hook......................  52 Vice President
Curtis J. Laetz....................  53 Vice President
Robert D. Melin....................  59 Vice President
Paul D. Roblee.....................  45 Vice President
Richard A. Solon...................  44 President of Snorkel International, Inc.
Donald E. Nickelson................  65 Director and Chairman of the Board
Peter S. Finley....................  42 Director
Jeffrey L. Fox.....................  37 Director
Samuel A. Hamacher.................  45 Director
Paul W. Jones......................  49 Director
Jerry E. Ritter....................  62 Director
Joseph F. Shaughnessy..............  62 Director
Robert L. Virgil...................  63 Director

  Mr. Stiff has been the President and Chief Executive Officer of the Company since September 1996 and the President and Chief Executive Officer of TRAK since August 1989. He previously served as the Chief Operating Officer of TRAK from November 1987 to August 1989. Prior to joining TRAK, Mr. Stiff served from 1985 to 1987 as Vice President and General Counsel of Atwood & Morrill Co., Inc. (a manufacturer of specialty valves for the utility industry) and as a division counsel with AMCA International (predecessor to United Dominion Industries, Inc., a diversified manufacturer) from 1983 to 1985.

  Mr. Franklin has been the Vice President--Finance and Chief Financial Officer of the Company since August 1996 and of TRAK since July 1996. Prior to joining the Company, Mr. Franklin served as Chief Financial Officer for Monarch Marking Systems, Inc. (a manufacturer of bar code printers) from 1994 to 1996 and as Vice President--Finance for Hill Refrigeration, Inc. (a manufacturer of refrigerated display cases) from 1990 to 1994. From 1979 to 1990, he served in various financial and general management positions with FMC Corporation (a manufacturer of chemicals and machinery).

  Mr. Hook has been a Vice President of the Company since September 1996 and of TRAK since July 1996 and previously served as Vice President--Finance and Chief Financial Officer of TRAK from September 1992 to July 1996. Mr. Hook previously served as Senior Vice President--Operations for Case Credit Corporation from 1988 to 1992 and as Senior Vice President of First Interstate Bancorp from 1982 to 1988.

  Mr. Laetz has been a Vice President of the Company since September 1996 and has held a similar position with TRAK since 1990. Prior to joining TRAK, Mr. Laetz served as Vice President--Corporate Planning for A.O. Smith Corp. (a manufacturer of automotive frames, water heaters and electric motors) from 1988 to 1989 and as President of Dynapac Mfg. Co. (a compaction equipment manufacturer) from 1986 to 1987. He also previously served as Senior Vice President--Business Development for VME N.V. (a manufacturer of wheel loaders, off-highway trucks and excavators) from 1985 to 1986.

  Mr. Melin has been a Vice President of the Company since August 1996 and has held the same position with TRAK since 1988. Prior to joining TRAK, Mr. Melin served as Vice President of Manufacturing of AMCA International from 1986 to 1988. He previously spent 20 years with the General Electric Corporation in a variety of senior operating, engineering and managerial assignments.

  Mr. Roblee has been a Vice President of the Company since January 1998 and the Vice President--Sales of TRAK since 1991. He previously served as the Director of Human Resources of TRAK from 1988 to 1991. Prior to joining TRAK, Mr. Roblee served from 1983 to 1988 in a variety of managerial positions with Inryco, a subsidiary of Inland Steel Company.

  Mr. Solon is the President of Snorkel, a wholly-owned subsidiary of the Company. Prior to the Company's acquisition of Snorkel from Figgie in November 1997, Mr. Solon served as President of Snorkel since 1991. Mr. Solon served in various management positions with Figgie from 1979 until 1991.

  Mr. Nickelson has been the Vice Chairman of Harbour Group Industries, Inc. ("Harbour Group") (a company which provides corporate development services to its affiliates) since 1991. From 1988 to 1990, he served as President of Paine Webber Group (an investment banking and brokerage firm). Mr. Nickelson currently serves as a trustee of Mainstay Mutual Funds and as a director of Carey Diversified LLC and Sugen Inc. Mr. Nickelson was elected a director of the Company in September 1996.

  Mr. Finley is a private investor. Mr. Finley served as the Senior Managing Director of Harbour Group from 1997 to 1998. He previously served as the Senior Vice President--Corporate Development since 1990 and the Vice President of Harbour Group from 1985 to 1990. Mr. Finley currently serves as a member of the Advisory Board of Harbour Group. Mr. Finley was elected a director of the Company in August 1995.

  Mr. Fox has been Vice Chairman--Operations of Harbour Group, Ltd. ("HGL") (an affiliate of Harbour Group which provides operations management services to manufacturing affiliates of Harbour Group), since September 1997. Mr. Fox served as Group President of HGL from 1995 until September 1997. Mr. Fox previously served as President of Engineered Polymers Corporation (a manufacturer of plastic material handling products) from 1992 to 1995 and as President of Size Control Company (a manufacturer of precision gauges) from 1989 to 1992, both of which were affiliates of Harbour Group. Mr. Fox was elected a director of the Company in September 1996.

  Mr. Hamacher has been the Executive Vice President of Harbour Group, in charge of corporate development since January 1992. From January 1988 to January 1992, he was the Vice President--Finance of HGL. Mr. Hamacher was elected a director of the Company in August 1995.

  Mr. Jones has been the President of Greenfield Industries, Inc. since November 1989 and its Chief Executive Officer since May 1993. From 1988 to 1989, he served as General Manager--Manufacturing for General Electric Transportation Systems. Prior to that time, Mr. Jones was the General Manager of General Electric Drives, Motor and Generator Operations. Mr. Jones was elected a director of the Company in April 1997.

  Mr. Ritter has been a consultant to Anheuser-Busch Companies, Inc. and Chairman of the Board of Clark Enterprises, Inc., the general partner of the Kiel Center and the St. Louis Blues Hockey Club, since July 1996. From March 1990 to June 1996, he served as Executive Vice President and Chief Financial and Administrative Officer for Anheuser-Busch Companies, Inc. Mr. Ritter currently serves as a director of The Earthgrains Co., Brown Group, Inc. and The O'Gara Company and as a trustee of the NationsBank Private Client Services Board. Mr. Ritter was elected a director of the Company in April 1997.

  Mr. Shaughnessy has been President, Chief Executive Officer and Chairman of the Board of BSI Constructors Inc., a general contractor and construction manager, since 1989, a company which he co-founded in 1972 and for which he served as President from 1974 to 1989. Mr. Shaughnessy is a member of the advisory board of NationsBank, N.A. in St. Louis, Mo. Mr. Shaughnessy was elected a director of the Company in April 1997.

  Mr. Virgil has been a principal of Edward Jones & Co., a retail investment firm, since September 1993. He previously served as a professor of accounting at the John M. Olin School of Business, Washington University, St. Louis, Missouri from 1964 to September 1993 and was dean of the School of Business from 1978 to 1993 and Executive Vice Chancellor of University Relations from 1992 to 1993. He is currently a member of the Board of Directors of CPI Corporation, General American Life Insurance Company and Maritz, Inc. Mr. Virgil was elected a director of the Company in April 1997.

  The Board of Directors is divided into three classes serving staggered terms as follows: Class I, comprised of three persons and serving for a term expiring at the 2000 Annual Meeting of Stockholders; Class II, comprised of three persons and serving for a term expiring at the 2001 Annual Meeting of Stockholders; and Class III, comprised of three persons and serving for a term expiring at the 1999 Annual Meeting of Stockholders. Mr. Stiff, Mr. Nickelson and Mr. Jones have been elected as Class I directors, Mr. Finley, Mr. Fox and Mr. Ritter have been elected as Class II directors, and Mr. Hamacher, Mr. Shaughnessy and Mr. Virgil have been elected as Class III directors. Following the expiration of the initial term, directors will serve for three year terms. The executive officers serve at the pleasure of the Board of Directors of the Company.

  The Company presently maintains an Executive Committee, consisting of Mr. Fox, as Chairman, Mr. Hamacher, Mr. Jones, Mr. Nickelson and Mr. Stiff, an Audit Committee, consisting of Mr. Ritter, as Chairman, Mr. Jones, Mr. Shaughnessy and Mr. Virgil, a Compensation and Options Committee, consisting of Mr. Hamacher, as Chairman, Mr. Finley, Mr. Nickelson, Mr. Ritter and Mr. Shaughnessy, an Incentive Plan Committee, consisting of Mr. Ritter and Mr. Shaughnessy, and a Nominating Committee, consisting of Mr. Hamacher, Mr. Nickelson and Mr. Virgil.

EXECUTIVE COMPENSATION

  The following table summarizes the compensation paid or accrued by the Company for services rendered during the fiscal years indicated to the chief executive officer and each of the Company's executive officers whose total salary and bonus exceeded $100,000 for such fiscal year (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                 ANNUAL COMPENSATION                             LONG-TERM COMPENSATION
                           -------------------------------                       -----------------------
                                                                                 STOCK OPTION
                                                                 OTHER ANNUAL       AWARDS       LTIP     ALL OTHER
NAME & PRINCIPAL POSITION  FISCAL YEAR SALARY (1)  BONUS      COMPENSATION(4)(5) (IN SHARES)  PAYOUTS(8) COMPENSATION
-------------------------  ----------- ---------- --------    ------------------ ------------ ---------- ------------
P. Enoch Stiff..........      1997      $178,939  $134,924(2)      $25,237(6)      275,000     $87,575      $1,045(9)
 President and Chief          1996       174,736   102,000           9,865(6)          --          --       35,009(10)
 Executive Officer            1995       166,434    67,928           2,151             --          --       17,988(10)
Philip G. Franklin......      1997       145,000   332,234(3)        9,587          40,000         --        5,482(11)
 Vice President-Finance,      1996        26,769       --              --              --          --        4,155(11)
 Chief Financial
 Officer, Treasurer and
 Secretary(14)
James H. Hook...........      1997       107,363    50,763(2)       10,244(7)       99,375      35,100         922(9)
 Vice President               1996       105,123    38,250           5,885(7)          --          --       13,637(12)
                              1995       100,679    27,416           3,334             --          --        6,663(12)
Curtis J. Laetz.........      1997       106,837    50,563(2)       10,260(7)       99,375      36,099         916(9)
 Vice President               1996       104,606    38,063           4,714(7)          --          --       13,569(13)
                              1995       101,499    28,787           3,378             --          --        7,837(13)

--------
(Footnotes on following page)

--------
 (1) Includes amounts deferred under the 401(k) feature of the Company's Retirement Income Savings Plan.
 (2) Includes a non-recurring bonus paid in connection with the Company's initial public offering.
 (3) Includes a non-recurring signing bonus and non-recurring bonuses paid in connection with the Company's initial public offering.
 (4) Excludes certain personal benefits, the total value of which was less than 10% of the total annual salary and bonus for each of the executives.
 (5) Includes amounts contributed by the Company under the Company's Retirement Income Savings Plan.
 (6) Includes bonuses of $15,961 in fiscal 1997 and $4,504 in fiscal 1996 paid to reimburse the interest cost on a promissory note used to purchase certain shares of Common Stock. See "Certain Transactions--Agreements with Existing Stockholders."
 (7) Includes bonuses of $5,611 in fiscal 1997 and $1,584 in fiscal 1996 paid to reimburse the interest cost on promissory notes used to purchase certain shares of Common Stock. See "Certain Transactions--Agreements with Existing Stockholders."
 (8) Reflects amounts paid out under a deferred compensation plan which permitted the senior management and directors to defer 25% of their annual bonus for a period of three years. This arrangement was terminated in fiscal 1996.
 (9) Reflects amount paid for premiums on a life insurance policy.
(10) Reflects amounts accrued under the Company's deferred compensation plan described in note 8 above and $1,009 and $1,006 paid in fiscal 1996 and 1995, respectively, for premiums on a life insurance policy.
(11) Reflects $142 paid in premiums on a life insurance policy in fiscal 1997 and relocation expenses of $5,340 and $4,155 paid in fiscal 1997 and 1996, respectively.
(12) Reflects amounts accrued under the Company's deferred compensation plan described in note 8 above and $887 and $609 paid in fiscal 1996 and 1995, respectively, for premiums on a life insurance policy.
(13) Reflects amounts accrued under the Company's deferred compensation plan described in note 8 above and $881 and $640 paid in fiscal 1996 and 1995, respectively, for premiums on a life insurance policy.
(14) Mr. Franklin joined the Company as Vice President--Finance and Chief Financial Officer of TRAK in July 1996.

  Long-Term Incentive Plan. In September 1996, the Company established the Long-Term Incentive Plan pursuant to which equity incentives covering up to 1,600,000 shares of Common Stock may be awarded to key officers and employees of the Company. The Long-Term Incentive Plan is intended to promote the interests of the Company and its stockholders by attracting and retaining exceptional executive personnel and other key employees of the Company and its subsidiaries, motivating such employees by means of stock options and performance-related incentives to achieve long-range performance goals, and enabling such employees to participate in the long-term growth and financial success of the Company. The Long-Term Inventive Plan was administered by the Board of Directors prior to the Company's initial public offering and thereafter by the Incentive Plan Committee, which consists solely of two directors who are "non-employee directors" as defined in Rule 16b-3 under the Exchange Act and "outside directors" as defined in Section 162(m) of the Internal Revenue Code of 1986 (the "Code").

  The Long-Term Incentive Plan provides for the granting of four types of awards on a stand alone, combination, or tandem basis, including incentive stock options, nonqualified stock options, restricted shares and performance stock awards. The Long-Term Incentive Plan provides for the award of up to a total of 1,600,000 shares of Common Stock, provided that the total number of shares with respect to which awards are granted in any one fiscal year may not exceed 100,000 shares to any individual employee and 400,000 shares in the aggregate, and the total number of shares with respect to which grants of restricted and performance stock awards are made in any one fiscal year shall not exceed 50,000 shares to any individual employee and 100,000 shares in the aggregate (subject, in each case, to adjustment in the event of a stock split, stock dividend, combination or exchange of shares, exchange for other securities, reclassification, reorganization, redesignation, merger, consolidation, recapitalization, or other such change). No payments or contributions are required to be made by the employees who participate in the Long-Term Incentive Plan other than the payment of any purchase price upon the exercise of a stock option.

  A stock option award grants the right to buy a specified number of shares of Common Stock at a fixed exercise price during a specified time, and subject to such other terms and conditions, all as the Incentive Plan Committee may determine; provided that the exercise price of any stock option shall not be less than 100% of the fair market value of the Common Stock on the date of grant of the award. An incentive stock option award granted pursuant to the Long-Term Incentive Plan is an award in the form of a stock option which complies with the requirements of Section 422 of the Code or any successor provision as it may be amended from time to time.

All other stock option awards granted under the Long-Term Incentive Plan are nonqualified stock options. The exercise price of all stock option awards under the Long-Term Incentive Plan is payable, at the Incentive Plan Committee's discretion, in cash, in shares of already owned Common Stock of the Company, in any combination of cash and shares, or any other method deemed appropriate by the Incentive Plan Committee. Each option grant may be exercised in whole, at any time, or in part, from time to time, after the grant becomes exercisable.

  A grant of restricted shares pursuant to the Long-Term Incentive Plan is a transfer of shares of Common Stock, subject to such restrictions, if any, on transfer or other incidents of ownership, for such periods of time as the Incentive Plan Committee may determine. The certificates representing the restricted shares will be held by the Company as escrow agent until the end of the applicable period of restriction, during which time the shares may not be sold, transferred, gifted, bequeathed, pledged, assigned or otherwise alienated or hypothecated, voluntarily or involuntarily, except as otherwise provided in the Long-Term Incentive Plan. However, during the period of restriction, the recipient of restricted shares will be entitled to vote the restricted shares and to retain cash dividends paid thereon.

  A performance stock award is a right granted to an employee to receive restricted shares that are not issued to the employee until after the satisfaction of the performance goals during a performance period. A performance stock award is earned by the employee over a time period determined by the Incentive Plan Committee on the basis of performance goals established by the Incentive Plan Committee at the time of grant. Performance goals established by the Incentive Plan Committee may be based on one or more of the following criteria: earnings or earnings growth; earnings per share; return on equity, assets, capital employed or investment; revenues or revenue growth; gross profit; gross margin; operating profit; operating margin; operating cash flow; stock price appreciation and total shareholder return. If the performance goals set by the Incentive Plan Committee are not met, no restricted shares will be issued pursuant to the performance stock award. To be entitled to receive a performance stock award, an employee must remain in the employment of the Company or its subsidiaries through the end of the performance period, but the Incentive Plan Committee may provide for exceptions to this requirement as it deems equitable in its sole discretion.

  In the event of a change of control of the Company, the following may, in the sole discretion of the Incentive Plan Committee, occur with respect to the employee awards outstanding: (i) automatic lapse of all restrictions and acceleration of any time periods relating to the exercise or vesting of stock options and restricted shares so that awards may be immediately exercised or vested; and automatic satisfaction of performance goals on a pro rata basis with respect to the number of restricted shares issuable pursuant to a performance stock award so that such pro rata or other portion of such restricted shares may be immediately vested; (ii) upon exercise of a stock option during the 60-day period after the date of a change of control, the participant exercising the stock option may, in lieu of the receipt of Common Stock, elect by written notice to the Company to receive a cash amount equal to the excess of the aggregate value of the shares of Common Stock covered by the stock option, over the aggregate exercise price of the stock option; (iii) following a change of control, if a participant's employment terminates for any reason other than retirement or death, any stock options held by the participant may be exercised until the earlier of three months after the termination of employment or the expiration date of such stock option; and
(iv) all awards become non-cancelable.

  Except as otherwise provided in the Long-Term Incentive Plan, the Board may at any time terminate, and, from time to time, amend or modify the Long-Term Incentive Plan. Any such action of the Board may be taken without the approval of the Company's stockholders, but only to the extent that such stockholder approval is not required by applicable law or regulation. Furthermore, no amendment, modification, or termination of the Long-Term Incentive Plan shall adversely affect any awards already granted to a participant without his or her consent. No amendment or modification of the Long-Term Incentive Plan may change any performance goal, or increase the benefits payable for the achievement of a performance goal, once established for a performance stock award.

  Executive Stock Option Plan. In 1996, the Company adopted the 1996 Executive Stock Option Plan, a description of which is contained in this Prospectus under the caption "Certain Transactions--Agreements with Existing
Stockholders."

OPTIONS

  The following table sets forth information concerning options granted during the fiscal year ended September 30, 1997 under the Company's stock option plans to the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                          INDIVIDUAL GRANTS
                         ---------------------------------------------------
                         NUMBER OF                                           POTENTIAL REALIZABLE
                         SECURITIES PERCENTAGE OF TOTAL                        VALUE AT ASSUMED
                         UNDERLYING   OPTIONS GRANTED   PER SHARE            ANNUAL RATES OF STOCK
                          OPTIONS     TO EMPLOYEES IN   EXERCISE  EXPIRATION  PRICE APPRECIATION
NAME                      GRANTED       FISCAL 1997       PRICE      DATE     FOR OPTION TERM(3)
----                     ---------- ------------------- --------- ---------- ---------------------
                                                                                5%         10%
                                                                             ---------------------
P. Enoch Stiff..........  225,000         40.0%(1)          *      3/20/07         --          --
                           50,000         13.7(2)        $14.00    3/20/07   $ 440,226 $ 1,115,620
Philip G. Franklin......   40,000         11.0(2)         14.00    3/20/07     352,181     892,496
James H. Hook...........   84,375         15.0(1)           *      3/20/07         --          --
                           15,000          4.1(2)         14.00    3/20/07     132,068     334,686
Curtis J. Laetz.........   84,375         15.0(1)           *      3/20/07         --          --
                           15,000          4.1(2)         14.00    3/20/07     132,068     334,686

--------
* Indicates per share exercise price is the current market price on the date of exercise.
(1) Options to acquire a total of 562,500 shares were granted under the 1996 Executive Stock Option Plan (the "Executive Plan") in fiscal 1997, the purpose of which was to alleviate certain adverse securities laws consequences to the plan participants. All options granted under the Executive Plan were exercised in April 1997. The exercise price of all options was the current market price on the date of exercise and all options exercised were exercised only by exchanging shares of previously owned Common Stock. See "Certain Transactions--Agreements with Existing Stockholders."
(2) Options to acquire a total of 363,750 shares were granted under the Long-Term Incentive Plan in fiscal 1997, the purpose of which is to provide a financial incentive to key employees who are in a position to make significant contributions to the Company. Options granted to the Named Executive Officers were granted on the date of the Company's initial public offering and have an exercise price equal to the initial offering price of the Common Stock. Options become exercisable with respect to one fourth of the shares covered thereby on each anniversary of the date of grant, commencing on the second anniversary of such date.
(3) Potential realizable value is calculated based on an assumption that the price of the Company's Common Stock appreciates at the annual rate shown (5% and 10%), compounded annually, from the date of grant of the option until the end of the option term. The value is net of the exercise price but is not adjusted for the taxes that would be due upon exercise. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not in any way represent the Company's estimate or projection of future stock prices.

  The following table sets forth information concerning option exercises and the value of unexercised options held by the Named Executive Officers as of September 30, 1997.

              AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1997 AND
                         FISCAL YEAR-END OPTION VALUES

                                                NUMBER OF SECURITIES
                                               UNDERLYING UNEXERCISED   VALUE OF UNEXERCISED, IN-
                                                     OPTIONS AT           THE-MONEY OPTIONS AT
                           SHARES                SEPTEMBER 30, 1997        SEPTEMBER 30, 1997
                          ACQUIRED    VALUE   ------------------------- -------------------------
NAME                     ON EXERCISE REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                     ----------- -------- ----------- ------------- ----------- -------------
P. Enoch Stiff..........   225,000     0(1)       --         50,000         --       $218,750(2)
Philip G. Franklin......     --         --        --         40,000         --        175,000(2)
James H. Hook...........    84,375     0(1)       --         15,000         --         65,625(2)
Curtis J. Laetz.........    84,375     0(1)       --         15,000         --         65,625(2)

--------
(1) The options exercised by these officers were exercisable at the current market price on the date of exercise and all options were exercised only by exchanging shares of previously owned Common Stock. See "Certain Transactions--Agreements with Existing Stockholders."
(2) Calculated on the basis of the closing bid price of $18 3/4 on September 30, 1997 and an exercise price per share of $14.00 for options held by each of these officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to the Company's initial public offering, the Company did not have a compensation committee. Following the acquisition of TRAK, executive compensation had been determined by the entire Board of Directors, which until September 30, 1996 consisted of Samuel A. Hamacher, James C. Janning and Peter
S. Finley. Prior to the acquisition of TRAK, executive compensation had been determined by TRAK's then-constituted Board of Directors. Prior to the Company's initial public offering, Messrs. Hamacher, Janning and Finley also served as Executive Vice President, President and Vice President, respectively, of the Company. Messrs. Hamacher, Janning and Finley were not compensated for their positions as directors or officers prior to the Company's initial public offering. In April 1997, the Company formed a Compensation and Options Committee, which does not include any executive officers of the Company. The members of the Compensation and Options Committee are Messrs. Finley, Hamacher, Nickelson, Ritter and Shaughnessy.

COMPENSATION OF DIRECTORS

  Each director who is not an employee of the Company is entitled to receive an annual fee of $10,000 and additional fees of $750 for attendance at each meeting of the full Board of Directors and $500 for attendance at each meeting of a committee of the Board of Directors. Directors are also entitled to reimbursement for their expenses incurred in attending meetings.

  Directors Stock Option Plan. The Company maintains a 1996 Directors Non-Qualified Stock Option Plan (the "Directors Plan") which provides for the granting of options to the Company's directors who are not employees of the Company, for up to an aggregate 250,000 shares of Common Stock.

  The Directors Plan, by its express terms, provided for the grant of options thereunder to each eligible director serving on March 20, 1997, the date of the Company's initial public offering, with respect to 10,000 shares of Common Stock, and an additional option to the Chairman of the Board of Directors (provided he was an eligible director) with respect to 5,000 shares of Common Stock, in each case at the initial public offering price of $14.00 per share. In addition, the Directors Plan provides for the grant of options to each person first becoming an eligible director subsequent to the date of the Company's initial public offering with respect to 10,000 shares of Common Stock and the grant of an additional option to each person first becoming Chairman of the Board subsequent to such date (provided such person is an eligible director) with respect to 5,000 shares of Common Stock.

  Options granted or to be granted under the Directors Plan become exercisable over a five-year period from the date of grant. All options granted under the Directors Plan expire ten years from the date of grant.

  Options granted or to be granted under the Directors Plan are nontransferable, and the exercise price must be equal to the fair market value of the Common Stock on the date of grant. Upon exercise, the exercise price must be paid in full in cash or such other consideration as the Board or any committee thereof may permit.

  Set forth below is information with respect to options outstanding under the Director Stock Option Plan:

                                                                  EXERCISE PRICE
NAME                               DATE OF GRANT NUMBER OF SHARES   PER SHARE
----                               ------------- ---------------- --------------
Peter S. Finley...................    3/20/97         10,000          $14.00
Jeffrey L. Fox....................    3/20/97         10,000           14.00
Samuel A. Hamacher................    3/20/97         10,000           14.00
Paul W. Jones.....................    4/10/97         10,000           13.25
Donald E. Nickelson...............    3/20/97         15,000           14.00
Jerry E. Ritter...................    4/10/97         10,000           13.25
Joseph F. Shaughnessy.............    4/10/97         10,000           13.25
Robert L. Virgil..................    4/10/97         10,000           13.25

  Except as set forth above, no options have been granted under the Directors Plan, and no outstanding options are presently exercisable.

INDEMNIFICATION AND LIMITATION OF LIABILITY

  The Company's Restated Certificate of Incorporation provides that the Company's directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duties, except under certain circumstances, including breach of the director's duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law or any transactions from which the director derived improper personal benefit. The Company's By-Laws provide for the indemnification of the Company's directors and officers, to the full extent permitted by the Delaware General Corporation Law. See "Description of Capital Stock--Certain Certificate of Incorporation and By-Law Provisions."

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth, as of February 18, 1998 and as adjusted to reflect the Offering, certain information concerning the beneficial ownership of Common Stock by (a) each stockholder selling in this Offering (collectively, the "Selling Stockholders"), (b) each stockholder who is known by the Company to own beneficially in excess of 5% of the outstanding Common Stock, (c) each director of the Company, (d) each of the Named Executive Officers, and (e) all directors and executive officers as a group. See "Underwriters." Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to their shares of Common Stock. The Common Stock constitutes the only class of equity securities outstanding. See "Description of Capital Stock."

                                       OWNERSHIP PRIOR TO    OWNERSHIP AFTER
                                          THE OFFERING         THE OFFERING
                                      -------------------- --------------------
                                       SHARES OF            SHARES OF
      NAME OF BENEFICIAL OWNER        COMMON STOCK PERCENT COMMON STOCK PERCENT
      ------------------------        ------------ ------- ------------ -------
Investments L.P.(1)..................  3,700,800    26.0%     408,600     2.9%
Uniquip L.P.(2)......................    345,869     2.4       38,069       *
P. Enoch Stiff(3)....................    562,550     3.9      562,550     3.9
The Prudential Insurance Company of
 America(4)..........................    786,600     5.5      786,600     5.5
Philip G. Franklin(5)................     16,000       *       16,000       *
James H. Hook(6).....................     84,675       *       84,675       *
Curtis J. Laetz(6)...................     84,575       *       84,575       *
Donald E. Nickelson(7)(8)............        --      --           --      --
Peter S. Finley(9)...................     96,336       *       96,336       *
Jeffrey L. Fox(7)(10)................        --      --           --      --
Samuel A. Hamacher(7)(10)............      5,000       *        5,000       *
Paul W. Jones(11)....................      2,000       *        2,000       *
Jerry E. Ritter(10)..................      2,500       *        2,500       *
Joseph F. Shaughnessy(10)............      3,000       *        3,000       *
Robert L. Virgil(10).................        --      --           --      --
Total................................  5,689,905    39.9%   2,089,905    14.7%
All directors and executive officers
 as a group
 (15 persons)(6).....................  1,035,386     7.3%   1,035,386     7.3%

--------
  * Less than 1.0%.
 (1) Assumes no exercise of the over-allotment option. If the over-allotment option is exercised in full, the total shares of Common Stock to be sold by Investments L.P. would be 3,700,800, representing all of the shares of Common Stock owned prior to the Offering. Investments L.P. is a Delaware limited partnership whose address is 7701 Forsyth Boulevard, St. Louis, Missouri 63105. Its general partner is Harbour Group III Management Co., L.P., a Delaware limited partnership whose general partner is HGM III Co., a Delaware corporation controlled by Sam Fox. Investments L.P. was organized to make subordinated debt and equity investments in certain operating companies controlled by Harbour Group Industries, Inc. and its affiliates. Its limited partners consist mainly of institutional investors.
 (2) Assumes no exercise of the over-allotment option. If the over-allotment option is exercised in full, the total shares of Common Stock to be sold by Uniquip L.P. would be 345,869, representing all of the Shares of Common Stock owned prior to the Offering. Uniquip L.P. is a Delaware limited partnership whose address is 7701 Forsyth Boulevard, St. Louis, Missouri 63105. Its general partner is Harbour Group Industries, Inc., a Missouri corporation controlled by Sam Fox.
 (3) Assumes no exercise of the over-allotment option. If the over-allotment option is exercised in full, the total shares of Common Stock to be sold by P. Enoch Stiff would be 60,000 and his ownership after the Offering would be 502,550 shares of Common Stock, or 3.5% of the outstanding Common Stock. Excludes 50,000 shares issuable pursuant to options granted under the Incentive Plan which are not currently exercisable. References in this Prospectus to "Selling Stockholders" in connection with the over-allotment option shall be deemed to include Mr. Stiff.

 (4) Information obtained from Schedule 13G dated February 10, 1998. Includes 218,300 shares over which the named person has the sole power to vote and to dispose of such shares and 568,300 shares over which the named person has the shared power to vote and to dispose of such shares. The Prudential Insurance Company of America is a mutual insurance company organized under the laws of the State of New Jersey whose address is 751 Broad Street, Newark, New Jersey 07102.
 (5) Excludes 40,000 shares issuable pursuant to options granted under the Long-Term Incentive Plan which are not currently exercisable.
 (6) Excludes 15,000 shares issuable pursuant to options granted under the Long-Term Incentive Plan which are not currently exercisable.
 (7) Excludes shares owned by Uniquip L.P. and Investments L.P. Each of these individuals is an officer and/or director of affiliates of Uniquip L.P. and/or Investments L.P. and each such person disclaims beneficial ownership of shares beneficially owned by Uniquip L.P. and Investments L.P.
 (8) Excludes 15,000 shares issuable pursuant to options granted under the Directors Plan which are not currently exercisable.
 (9) Represents 94,836 shares directly owned by Mr. Finley and 1,500 shares indirectly owned by Mr. Finley as custodian for his children. Excludes 10,000 shares issuable pursuant to options granted under the Directors Plan which are not currently exercisable.
(10) Excludes 10,000 shares issuable pursuant to options granted under the Directors Plan which are not currently exercisable.
(11) Excludes 500 shares owned by his wife as to which Mr. Jones disclaims any beneficial ownership and 10,000 shares issuable pursuant to options granted under the Directors Plan which are not currently exercisable.

                             CERTAIN TRANSACTIONS

RELATED PARTY TRANSACTIONS

  On August 16, 1995, Investments L.P., Uniquip L.P. and P. Enoch Stiff purchased 9,225,000 shares, 1,125,000 shares and 337,500 shares, respectively, of the Company's Common Stock for approximately $0.56 per share payable $5,209,411.76 in cash, $600,000 in cash and $35,294.12 by a promissory note and $190,588.24 in cash, respectively. On September 20, 1995, Mr. Stiff purchased an additional 225,000 shares of the Company's Common Stock for approximately $0.56 per share payable $200 in cash and $126,859 by a promissory note. On September 20, 1995, James H. Hook, Curtis J. Laetz, Robert
D. Melin and Paul D. Roblee each purchased 84,375 shares of the Company's Common Stock for approximately $0.56 per share payable $75 in cash and $47,572 by a promissory note. Investments L.P. and Uniquip L.P., together the beneficial owners of approximately 28.4% of the outstanding Common Stock, are under the common control of Sam Fox. See "Principal and Selling Stockholders."

  In connection with the acquisitions of TRAK and Lull, the Company incurred junior subordinated indebtedness evidenced by subordinated notes (the "Subordinated Notes") in the principal amounts of $2,000,000 and $14,000,000, respectively. Investments L.P. held the subordinated note in the principal amount of $2,000,000 and guaranteed the Company's obligations under the subordinated note in the principal amount of $14,000,000. The Company repaid the entire balance of indebtedness outstanding under the Subordinated Notes from the net proceeds received by the Company from its initial public offering.

  The Company engages HGL and Harbour Group, affiliates of Investments L.P. and Uniquip L.P., to provide certain management consulting services to the Company for which payments totaling $60,000, $668,000 and $601,000 were made by the Company to HGL for the fiscal years ended September 30, 1995, 1996 and 1997, respectively. In connection with the acquisitions of TRAK, Lull and Snorkel, the Company paid fees to Harbour Group and affiliates of approximately $1,224,000 in the aggregate for investment banking, corporate development and other services. The Company has entered into an Operations Consulting and Advisory Services Agreement (the "HGL Services Agreement") with HGL, pursuant to which HGL will continue to provide management consulting services to the Company for a one-year term from September 30, 1996, which term automatically renews from year to year until terminated by the Company or HGL upon 30 days notice. Under the HGL Services Agreement, the Company will compensate HGL for management consulting services at HGL's approximate costs incurred in performing such services. The Company has also entered into a Corporate Development Consulting and Advisory Services Agreement (the "HGI Services Agreement") with Harbour Group, an affiliate of HGL, pursuant to which Harbour Group will continue to provide corporate development services to the Company for a one-year term from September 30, 1996, which term automatically renews from year to year until terminated by the Company or Harbour Group upon 30 days notice. Under the HGI Services Agreement, the Company will compensate Harbour Group for corporate development services by paying an annual fee equal to the greater of $100,000 or Harbour Group's approximate costs incurred in performing such services, plus a transaction fee equal to an amount which ranges from two and one half percent of the first $1.0 million of the purchase price to one half of one percent of the portion of the purchase price in excess of $4.0 million for each completed acquisition or disposition by the Company during the term of the HGI Services Agreement, subject to a minimum fee per transaction of $125,000.

  The Company was included in an insurance program maintained by HGL providing workers compensation and employer's liability, general liability and automobile liability and physical damage insurance coverage for all companies controlled by Harbour Group or its affiliates. The insurance program included a retrospective rating plan and automatic premium adjustment plan, which provided for calculations of the premiums for the insurance program based on the application of rating formulae to actual incurred losses and reserves for future losses which required adjustment of the premiums retrospectively. The Company also entered into an Insurance Agreement with HGL pursuant to which it had agreed to reimburse HGL, and HGL had agreed to reimburse the Company, for their respective pro rata shares of any retrospective premium adjustment. The Company substantially ceased participation in the insurance program upon completion of its initial public offering. The Company continued to participate in a similar program administered by HGL providing commercial umbrella and excess umbrella coverage until November 1997. The Company did not experience any difficulty in obtaining comparable insurance and the costs of such insurance have not been materially different from that charged under the HGL program.

  The Company believes that each of the related party transactions described herein was on terms no less favorable to the Company than could have been obtained from unaffiliated third parties.

AGREEMENTS WITH EXISTING STOCKHOLDERS

  As described above, Mr. Stiff, on August 16, 1995, acquired 337,500 shares of Common Stock for $190,588.24 in cash, a price determined by the Board of Directors of the Company. In connection with the purchase of such shares of Common Stock, Mr. Stiff entered into an Investment Agreement with Investments L.P. and the Company (the "Investment Agreement") providing for, among other things, restrictions on transfer of such shares, registration rights with respect to such shares, the grant of an option to Investments L.P. to purchase such shares in certain circumstances, a right of first refusal for Investments L.P. in the event of certain offers to purchase such shares, "tag-along" and "drag-along" rights in the event of certain sales of the Common Stock by Investments L.P., a right to acquire additional securities of the Company in order for Mr. Stiff to maintain his percentage of equity interest in the Company under certain circumstances and a right to make additional investments in the Company in accordance with his pro rata share of the issued Common Stock in certain circumstances. In connection with the Investment Agreement, Mr. Stiff entered into a Participation Agreement with Investments L.P., pursuant to which Mr. Stiff purchased a 3% interest in $2,000,000 in principal amount of a junior subordinated note issued by TRAK and made payable to Investments L.P. The Company repaid the entire balance of the indebtedness outstanding under such subordinated note from the net proceeds received by the Company from its initial public offering.

  Also as described above, Mr. Stiff, together with Messrs. Hook, Laetz, Melin and Roblee on September 20, 1995, acquired Common Stock at prices determined by the Board of Directors of the Company, and the purchase price therefor was paid partly in cash and partly by delivery of promissory notes payable to the Company. The payment obligations of the stockholders under their respective promissory notes are secured by all or some portion of the purchased shares pursuant to stock pledge agreements entered into by each stockholder and the Company. Such notes have a ten-year maturity, bear interest at a fixed rate of interest of 6.56% per annum and are payable interest only annually, with one principal payment at maturity. In connection with such promissory notes, the Company agreed to pay annual bonuses to such stockholders in amounts equal to the annual interest payments on the notes plus all federal and state income taxes applicable to such payments. In connection with the purchase of his shares of the Common Stock, each such stockholder entered into an agreement with the Company (the "Stockholder Agreements") providing for, among other things, restrictions on transfer of such shares of the Common Stock owned by such stockholder, registration rights with respect to such shares, the repurchase of such shares upon termination of the stockholder's employment at a price based on a predetermined formula, a right of first refusal for the Company in the event of certain offers to purchase such shares, a right to acquire additional securities of the Company in order to maintain the stockholder's percentage of equity interest in the Company in certain circumstances and "tag-along" and "drag-along" rights in the event of certain sales of the Common Stock by Investments L.P. The Stockholder Agreements also contain provisions concerning noncompetition and confidentiality applicable to such stockholders and provisions for payments to such stockholders, under certain circumstances, following the termination of their employment with the Company.

  The following directors and executive officers have promissory notes in excess of $60,000 outstanding to the Company:

                                                      HIGHEST    PRINCIPAL
                                                     PRINCIPAL    AMOUNT
                                                      AMOUNT    OUTSTANDING INTEREST
      STOCKHOLDER                 POSITION          OUTSTANDING AT 12/29/97   RATE        DUE DATE
      -----------                 --------          ----------- ----------- --------      --------
P. Enoch Stiff.......... President, Chief Executive  $126,859    $126,859    6.56%   September 20, 2005
                          Officer and Director

  The Company also adopted the Executive Plan pursuant to which options were granted to Messrs. Stiff, Hook, Laetz, Melin and Roblee to acquire 225,000, 84,375, 84,375, 84,375 and 84,375 shares, respectively, of Common Stock by tendering existing Common Stock in payment therefor. All such options were exercised in April 1997. The exercise price of all options was the current market price on the date of exercise and all options were exercised only by exchanging shares of previously owned Common Stock. The Executive Plan was created solely for the purpose of alleviating certain adverse securities laws consequences to the plan participants. The grant and exercise of options under the Executive Plan did not result in any increase in the beneficial ownership of Common Stock by the plan participants from the number of shares owned immediately after the Company's initial public offering. Under the terms of the Executive Plan, the options were exercisable immediately after the Company's initial public offering and the shares of Common Stock issued thereunder became freely transferable, subject to the restrictions of the Stockholder Agreements, on the last day of the sixth full month following the Company's initial public offering, provided a pro rata portion of the indebtedness originally incurred to purchase the shares surrendered upon exercise of the options is repaid. In connection with the issuance of options under the Executive Plan, the Company agreed to amend certain of the promissory notes issued in connection with purchases of Common Stock to permit partial prepayments. The provisions of the Stockholder Agreements, which are subject to modification or waiver by the Company, generally permit the sale of 25% of such shares one year after the Company's initial public offering, 50% of such shares two years after the Company's initial public offering, 75% of such shares three years after the Company's initial public offering, and all of such shares four years after the Company's initial public offering. The Executive Plan was terminated in August 1997 by the Board of Directors.

REGISTRATION RIGHTS

  Pursuant to a registration rights agreement among the Company, Investments L.P. and Uniquip L.P. (the "Registration Rights Agreement"), Investments L.P. and Uniquip L.P. and such of their respective permitted transferees as may be deemed to be affiliates of the Company have rights to demand registration under the Securities Act of 1933 (the "Securities Act") of its or their shares of Common Stock. In addition, in the event the Company proposes to register any of its securities under the Securities Act, such persons (or their permitted transferees) will have rights, subject to certain exceptions and limitations, to have the shares of the Company's capital stock then owned by them included in such registration statement. The Company has agreed that, in the event of any registration of securities owned by such persons (or a permitted transferee) in accordance with the provisions thereof, it will indemnify such person, and certain related persons, against liabilities incurred in connection with such registration, including liabilities arising under the Securities Act. Pursuant thereto, the Company and Investments L.P. entered into an Indemnification Agreement providing for indemnification against certain potential liabilities arising in connection with the Company's initial public offering, including liabilities under the Securities Act.

  In addition, as described above under "Certain Transactions--Agreements with Existing Stockholders," other existing stockholders also have registration rights, subject to certain exceptions and limitations, to have shares of the Company's capital stock owned by them to be included in registration statements filed by the Company under the Securities Act.

  The registration rights described above are subject to certain limitations intended to prevent undue interference with the Company's ability to distribute securities, including the provision that demand registration rights may not be exercised within 90 days after the effective date of the Company's most recent registration statement.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Restated Certificate of Incorporation of the Company (the "Certificate") authorizes 1,500,000 shares of Preferred Stock, $.01 par value, of which no shares are outstanding and 100,000,000 shares of Common Stock, $.01 par value, of which 14,260,000 shares are currently outstanding and 2,412,500 shares are reserved for issuance pursuant to the Company's stock option plans. Following the Offering, 14,260,000 shares will be outstanding.

COMMON STOCK

  Subject to the rights, if any, of holders of Preferred Stock, holders of Common Stock are entitled to receive dividends out of funds legally available therefor when, as and if declared by the Board of Directors of the Company and to receive pro rata the net assets of the Company legally available for distribution upon liquidation or dissolution.

  Holders of Common Stock are entitled to one vote for each share of Common Stock held on each matter submitted to a vote of stockholders, including the election of directors. Holders of Common Stock are not entitled to cumulative voting, which means that the holders of more than 50% of the outstanding Common Stock can elect all of the directors if they choose to do so. All shares of outstanding Common Stock of the Company are, and the shares to be issued by the Company pursuant to this Prospectus will be, fully paid and nonassessable.

  At February 13, 1998, there were 199 holders of record of the Common Stock.

PREFERRED STOCK

  The Board of Directors of the Company is authorized to fix the number of shares and determine the designation of any series of the authorized shares of the Company's Preferred Stock and to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of Preferred Stock. As of the date of this Prospectus, the Company has not issued any Preferred Stock.

CERTAIN CERTIFICATE OF INCORPORATION AND BY LAW PROVISIONS

  The Certificate provides that the Company's directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duties, except under certain circumstances, including breach of the director's duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law or any transaction from which the director derived improper personal benefit. The inclusion of this provision in the Certificate may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care.

  The Certificate provides for the Board of Directors to be divided into three classes of directors serving staggered three year terms. As a result, approximately one third of the Board of Directors will be elected each year. Classification of the Board of Directors expands the time required to change the composition of a majority of directors. This provision, in addition to the existence of authorized but unissued capital stock, may have the effect, either alone or in combination with each other, of discouraging an acquisition of the Company even if such an acquisition is desired by certain stockholders of the Company.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

  Upon consummation of the Offering, there will be 85,740,000 shares of Common Stock and 1,500,000 shares of Preferred Stock available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. The Company does not currently have any plans to issue additional shares of capital stock, other than shares of Common Stock which may be issued upon the exercise of options. See "Management" and "Certain Transactions."

  One of the effects of the existence of unissued and unreserved Common Stock and undesignated Preferred Stock may be to enable the Board of Directors of the Company to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. The Board of Directors of the Company can issue Preferred Stock with rights which could adversely affect the voting power or other rights of holders of Common Stock.

DELAWARE TAKEOVER STATUTE

  Section 203 of the Delaware General Corporation Law, as amended ("Section 203") provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation with the corporation for a three year period following the date that such stockholder becomes an "interested stockholder" unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder," (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." Except as otherwise specified in
Section 203, an "interested stockholder" is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person.

  These provisions could have the effect of delaying, deferring or preventing a change of control of the Company. The Company's stockholders, by adopting an amendment to its Certificate or By laws, may elect not to be governed by
Section 203, effective twelve months after adoption. Neither the Certificate nor the By laws presently exclude the Company from the restrictions imposed by
Section 203.

REGISTRAR AND TRANSFER AGENT

  First Chicago Trust Company of New York is the Registrar and Transfer Agent for the Company's Common Stock.

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
                     FOR NON U.S. HOLDERS OF COMMON STOCK

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to "Non-United States Holders." Subject to the discussion below under "Estate Tax," a "Non-United States Holder" is any beneficial owner of Common Stock that, for United States federal income tax purposes is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust as such terms are defined in the Internal Revenue Code of 1986, as amended (the "Code"). This discussion is based on the Code, existing, proposed and temporary regulations promulgated thereunder, and administrative and judicial interpretations as of the date hereof, all of which are subject to change either retroactively or prospectively. This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to Non-United States Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or the application of a particular tax treaty. Prospective investors are urged to consult their tax advisors regarding the United States federal, state and local income and other tax consequences, and the non-United States tax consequences, of owning and disposing of Common Stock.

DIVIDENDS

  Subject to the discussion below, any dividend paid to a Non-United States Holder generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an applicable tax treaty, under current United States Treasury Regulations (the "Current Regulations"), the Company ordinarily will presume that dividends paid to a holder with an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. Under the Current Regulations, dividends paid to a holder with an address within the United States generally will be presumed to be paid to a holder who is not a Non-United States Holder and will not be subject to the 30% withholding tax, unless the Company has actual knowledge that the holder is a Non-United States Holder.

  Under United States Treasury Regulations issued on October 6, 1997 (the "Final Regulations"), generally effective for payments made after December 31, 1998, a Non-United States Holder will generally be required to provide a Form W-8 to the payor in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty. The Final Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-United States Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

  Upon the filing of a Form 4224 with the Company or its dividend paying agent, there will be no withholding tax with respect to dividends that are effectively connected with the Non-United States Holder's conduct of a trade or business within the United States (and that are attributable to a United States permanent establishment of such Non-United States Holder, if an applicable income tax treaty so requires as a condition for the Non-United States Holder to be subject to United States income tax on a net income basis in respect of such dividends). Instead, such effectively connected dividends are subject to regular United States income tax in the same manner as if the Non-United States Holder were a United States person for federal income tax purposes. The Final Regulations may replace Form 4224 with Form W-8. Effectively connected dividends received by a corporate Non-United States Holder may be subject to an additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) of such corporate Non-United States Holder's effectively connected earnings and profits, subject to certain adjustments.

  A Non-United States Holder eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service ("IRS").

GAIN ON DISPOSITION OF COMMON STOCK

  A Non-United States Holder generally will not be subject to United States federal income tax with respect to gain realized upon the sale or other disposition of Common Stock unless (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder and, if a tax treaty applies, the gain is attributable to a United States permanent establishment maintained by the Non-United States Holder; (ii) the Non-United States Holder is an individual who holds the Common Stock as a capital asset, is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which such sale or disposition occurs, and certain other conditions are met; (iii) the Non-United States Holder is subject to tax pursuant to certain provisions of the Code applicable to United States expatriates; or (iv) the Company is or has been a "United States real property holding corporation" for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. If the Company were or were to become a United States real property holding corporation at any time during this period, gains realized upon a disposition of Common Stock by a Non-United States Holder who or which did not directly or indirectly own more than 5% of the Common Stock during the period generally would not be subject to United States federal income tax, provided that the Common Stock continues to be, as it is now, regularly traded on an established securities market.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  Generally, the Company must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

  Under the Current Regulations, unless the Company has actual knowledge that a holder is a Non-United States Holder, dividends paid to a holder at an address within the United States may be subject to backup withholding at a rate of 31% if the holder is not an "exempt recipient" and fails to certify under penalties of perjury as to its non-United States status. A Non-United States Holder may establish non-United States status by filing Form W-8. Backup withholding will generally not apply to dividends paid to holders at an address outside the United States (unless the Company has knowledge that the holder is a United States person). Under the Final Regulations, except in the case of dividends paid outside the United States to certain offshore accounts, dividends paid to a Non-United States Holder will generally be subject to backup withholding if the holder is not an "exempt recipient" and fails to certify as to its non-United States status.

  Proceeds from the disposition of Common Stock by a Non-United States Holder effected by or through a United States office of a broker will be subject to information reporting and to backup withholding at a rate of 31% of the gross proceeds unless such Non-United States Holder certifies as to its non-United States status or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United States by or through a non-United States office of a broker. However, information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if (A) the payment is made through an office outside the United States of a broker that is either (i) a United States person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a "controlled foreign corporation" for United States federal income tax purposes, or (iv) effective January 1, 1999, but not prior to such date, a foreign broker that is (1) a foreign partnership, one or more of whose partners are United States persons who, in the aggregate, hold more than 50% of the income or capital interest in the partnership at any time during its tax year, or (2) a foreign partnership engaged at any time during its tax year in the conduct of a trade or business in the United States, and
(B) the broker fails to maintain documentary evidence in its files that the holder is a Non-United States Holder and that certain other conditions are met, or that the holder otherwise is entitled to an exemption.

  Backup withholding is not an additional tax. Rather the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of United States income taxes, a refund may be obtained, provided the required documents are filed with the IRS.

ESTATE TAX

  An individual Non-United States Holder who is treated as the owner of Common Stock at the time of such individual's death or has made certain lifetime transfers of an interest in Common Stock will be required to include the value of such Common Stock in such individual's gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable tax treaty provides otherwise. For United States federal estate tax purposes, a "Non-United States Holder" is an individual who is neither a citizen nor a domiciliary of the United States. Whether an individual is considered a "domiciliary" of the United States for estate tax purposes is generally determined on the basis of all of the facts and circumstances.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation, Schroder & Co. Inc. and Robert W. Baird & Co. Incorporated are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, Credit Suisse First Boston (Europe) Limited, J. Henry Schroder & Co. Limited and Robert W. Baird & Co. Incorporated are acting as International Representatives, have severally agreed to purchase, and the Selling Stockholders have agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

   NAME                                                         NUMBER OF SHARES
   ----                                                         ----------------
   U.S. Underwriters:
     Morgan Stanley & Co. Incorporated.........................      545,000
     Credit Suisse First Boston Corporation....................      545,000
     Schroder & Co. Inc........................................      545,000
     Robert W. Baird & Co. Incorporated........................      545,000
     CIBC Oppenheimer Corp.....................................      140,000
     Dain Rauscher Incorporated................................      140,000
     A.G. Edwards & Sons, Inc..................................      140,000
     Furman Selz LLC...........................................      140,000
     GS2 Securities, Inc.......................................       70,000
     Edward D. Jones & Co., L.P................................       70,000
                                                                   ---------
       Subtotal................................................    2,880,000
                                                                   ---------
   International Underwriters:
     Morgan Stanley & Co. International Limited................      180,000
     Credit Suisse First Boston (Europe) Limited...............      180,000
     J. Henry Schroder & Co. Limited...........................      180,000
     Robert W. Baird & Co. Incorporated........................      180,000
                                                                   ---------
       Subtotal................................................      720,000
                                                                   ---------
        Total..................................................    3,600,000
                                                                   =========

  The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

  Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements
(i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States or Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares."

  Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

  Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

  Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

  Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of such Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any such Shares a notice containing substantially the same statement as is contained in this sentence.

  The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $.775 a share under the public offering price. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of $.10 a share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

  The Selling Stockholders have granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 506,669 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the Offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.

  Each of the Company, the Selling Stockholders, and the directors and executive officers of the Company will agree that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, such person will not, during the period ending 90 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.

  In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  The Company and the Selling Stockholders, on the one hand, and the Underwriters, on the other hand, have agreed to indemnify each other against certain liabilities, including liabilities arising under the Securities Act. In addition, the Company and the Selling Stockholders have agreed to indemnify each other against certain liabilities, including liabilities arising under the Securities Act. The Underwriters have agreed to reimburse certain expenses of the Selling Stockholders in connection with the Offering.

  Certain of the Underwriters and their affiliates have from time to time performed, and continue to perform, various investment banking and commercial banking services for the Company or Harbour Group and their affiliates on a fee for services basis.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the issuance of the Common Stock offered hereby have been passed upon for the Company by Dickstein Shapiro Morin & Oshinsky LLP, Washington, D.C. Dickstein Shapiro Morin & Oshinsky LLP has in the past represented, and continues to represent, Uniquip L.P., Investments L.P. and their respective affiliates with respect to various matters unrelated to the Company as well as in connection with their ownership of capital stock of the Company. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Sidley & Austin, Chicago, Illinois.

                                    EXPERTS

  The consolidated financial statements of the Company as of September 30, 1996 and 1997 and for the period August 17, 1995 through September 30, 1995 and for the fiscal years ended September 30, 1997 and 1996; and the financial statements of TRAK, as predecessor of the Company as of and for the fiscal year ended September 30, 1994 and for the period October 1, 1994 through August 16, 1995, and the financial statements of Lull for the year ended December 31, 1994, as of and for the year ended December 31, 1995 and as of and for the period from January 1, 1996 through August 15, 1996, included in the Prospectus have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The combined financial statements of Snorkel as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996 included in this Prospectus to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement," which term shall include all amendments, exhibits and schedules thereto), pursuant to the Securities Act and the rules and regulations promulgated thereunder, with respect to the Common Stock offered hereby. The Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted from the Prospectus in accordance with the rules and regulations of the Commission, and to which reference is hereby made.

  The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, is required to file proxy statements, reports and other information with the Commission. The Registration Statement, as well as any such report, proxy statement and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site (http:\\www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  Statements made in this Prospectus concerning the provisions of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such statement concerning a contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, reference is made to such exhibit or other filing for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
OMNIQUIP INTERNATIONAL, INC.
Report of Independent Accountants.........................................   F-3
Consolidated Balance Sheet as of September 30, 1996 and 1997..............   F-4
Consolidated Statement of Income for the period from August 17, 1995
 (inception) to September 30, 1995, and for the fiscal years ended
 September 30, 1996 and 1997..............................................   F-5
Consolidated Statement of Changes in Stockholders' Equity for the period from August 17, 1995 (inception) to September 30, 1995, and for the
 fiscal years ended September 30, 1996 and 1997...........................   F-6
Consolidated Statement of Cash Flows for the period from August 17, 1995
 (inception) to September 30, 1995, and for the fiscal years ended
 September 30, 1996 and 1997..............................................   F-7
Notes to Consolidated Financial Statements................................   F-8
Consolidated Balance Sheet as of September 30, 1997 and December 31, 1997
 (unaudited)..............................................................  F-25
Consolidated Statement of Income for the three months ended December 31,
 1996 and 1997 (unaudited)................................................  F-26
Consolidated Statement of Changes in Stockholders' Equity for the three months ended December 31, 1997 (unaudited)...............................  F-27
Consolidated Statement of Cash Flows for the three months ended December
 31, 1996 and 1997 (unaudited)............................................  F-28
Notes to Consolidated Financial Statements (unaudited)....................  F-29
TRAK INTERNATIONAL, INC.
Report of Independent Accountants.........................................  F-32
Balance Sheet as of September 30, 1994....................................  F-33
Statement of Income for the fiscal year ended September 30, 1994, and for the period from October 1, 1994 to August 16, 1995.......................  F-34
Statement of Changes in Stockholders' Equity for the fiscal year ended
 September 30, 1994, and for the period from October 1, 1994 to August 16,
 1995.....................................................................  F-35
Statement of Cash Flows for the fiscal year ended September 30, 1994, and for the period from October 1, 1994 to August 16, 1995...................  F-36
Notes to Financial Statements.............................................  F-37
SNORKEL DIVISION OF FIGGIE INTERNATIONAL INC.
Report of Independent Public Accountants..................................  F-47
Combined Statements of Assets, Liabilities and Divisional Equity as of
 December 31, 1995 and 1996...............................................  F-48
Combined Statements of Revenue and Certain Expenses for the fiscal years ended December 31, 1994, 1995 and 1996...................................  F-49
Combined Statements of Changes in Divisional Equity for the fiscal years ended December 31, 1994, 1995 and 1996...................................  F-50
Combined Statements of Cash Flows for the fiscal years ended December 31,
 1994, 1995 and 1996......................................................  F-51
Notes to Combined Financial Statements....................................  F-52
Combined Statements of Assets, Liabilities and Divisional Equity as of
 December 31, 1996 and September 30, 1997 (unaudited).....................  F-55
Combined Statements of Revenue and Certain Expenses for the nine months ended September 30, 1996 and 1997 (unaudited)............................  F-56
Combined Statements of Changes in Divisional Equity for the nine months ended September 30, 1997 (unaudited).....................................  F-57
Combined Statements of Cash Flows for the nine months ended September 30,
 1996 and 1997 (unaudited)................................................  F-58
Notes to Combined Financial Statements (unaudited)........................  F-59

                                                                         PAGE
                                                                         ----
LULL INDUSTRIES, INC.
Report of Independent Accountants....................................... F-60
Balance Sheet as of December 31, 1995 and August 15, 1996............... F-61
Statement of Income for the fiscal year ended December 31, 1994 and
 1995, for the six months ended June 30, 1995 (unaudited) and for the period from January 1, 1996 through August 15, 1996.................... F-62
Statement of Changes in Stockholders' Equity for the fiscal year ended
 December 31, 1994 and 1995, and for the period from January 1, 1996 through August 15, 1996................................................ F-63
Statement of Cash Flows for the fiscal year ended December 31, 1994 and
 1995, for the six months ended June 30, 1995 (unaudited) and for the period from January 1, 1996 through August 15, 1996.................... F-64
Notes to Financial Statements........................................... F-65

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of OmniQuip International, Inc.

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of OmniQuip International, Inc. and its wholly owned subsidiaries at September 30, 1997 and 1996 and the results of their operations and their cash flows for the period from August 17, 1995 (date of inception) through September 30, 1995 and for each of the two fiscal years in the period ended September 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
St. Louis, Missouri
November 3, 1997, except for Note 18
which is as of November 18, 1997

                          OMNIQUIP INTERNATIONAL, INC.

                           CONSOLIDATED BALANCE SHEET
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              SEPTEMBER 30,
                                                            ------------------
                                                              1997      1996
                                                            --------  --------
ASSETS
Current assets:
  Cash..................................................... $      5  $     53
  Accounts receivable, net.................................   22,689    21,678
  Inventories..............................................   30,956    27,540
  Prepaid expenses and other current assets................    6,640     5,534
                                                            --------  --------
    Total current assets...................................   60,290    54,805
Property, plant and equipment, net.........................   17,130    16,490
Goodwill...................................................   65,359    65,571
Other assets, net..........................................    1,519     2,714
                                                            --------  --------
                                                            $144,298  $139,580
                                                            ========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt........................ $  8,625  $  3,875
  Accounts payable.........................................   20,433    20,895
  Accrued liabilities......................................   16,830    16,642
                                                            --------  --------
    Total current liabilities..............................   45,888    41,412
                                                            --------  --------
Long-term debt.............................................   25,609    84,566
Other noncurrent liabilities, net..........................      422       422
Deferred income taxes......................................    1,981       755
                                                            --------  --------
                                                              28,012    85,743
                                                            --------  --------
Commitments and contingencies (Notes 3, 6, 7, 13, 15 and
 18)
Stockholders' equity:
  Preferred stock, $.01 par value, 1,500,000 shares
   authorized; no shares issued and outstanding Common
   stock, $.01 par value, 100,000,000 shares authorized;
   14,250,000 and 11,250,000 shares issued and outstanding,
   respectively............................................      143       113
  Additional paid-in capital...............................   43,726     6,240
  Notes receivable from stockholders.......................     (352)     (352)
  Retained earnings........................................   26,881     6,424
                                                            --------  --------
    Total stockholders' equity.............................   70,398    12,425
                                                            --------  --------
                                                            $144,298  $139,580
                                                            ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                          OMNIQUIP INTERNATIONAL, INC.

                        CONSOLIDATED STATEMENT OF INCOME
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                      FOR THE FISCAL         FOR THE PERIOD
                                        YEAR ENDED        FROM AUGUST 17, 1995
                                       SEPTEMBER 30,     (DATE OF INCEPTION) TO
                                     ------------------      SEPTEMBER 30,
                                       1997      1996             1995
                                     --------  --------  ----------------------
Net sales........................... $264,213  $124,861         $12,723
Cost of sales.......................  192,270    92,688           9,787
                                     --------  --------         -------
Gross profit........................   71,943    32,173           2,936
Selling, general and administrative
 expenses...........................   27,717    16,311           1,670
                                     --------  --------         -------
Operating income....................   44,226    15,862           1,266
                                     --------  --------         -------
Other expenses:
  Interest on indebtedness..........    5,578     2,384             226
  Interest on indebtedness--related
   parties..........................      528     1,050             127
  Other finance charges.............    2,259     1,981             240
  Other, net........................      (77)       31              29
                                     --------  --------         -------
                                        8,288     5,446             622
                                     --------  --------         -------
Income before income taxes and
 extraordinary item.................   35,938    10,416             644
Provision for income taxes..........   14,556     4,060             262
                                     --------  --------         -------
Income before extraordinary item....   21,382     6,356             382
Extraordinary item--loss on
 refinancing of long-term debt, net
 of income tax benefit of $521 and
 $200 in 1997 and 1996,
 respectively.......................     (782)     (314)            --
                                     --------  --------         -------
Net income.......................... $ 20,600  $  6,042         $   382
                                     ========  ========         =======
Basic and diluted earnings per
 share:
  Income before extraordinary item.. $   1.66  $   0.56         $  0.03
  Extraordinary item................    (0.06)    (0.03)            --
                                     --------  --------         -------
    Net income...................... $   1.60  $   0.53         $  0.03
                                     ========  ========         =======
Basic and diluted weighted average
 number of common and common
 equivalent shares outstanding......   12,845    11,250          11,250
                                     ========  ========         =======


  The accompanying notes are an integral part of these consolidated financial statements.

                          OMNIQUIP INTERNATIONAL, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
 FOR THE PERIOD FROM AUGUST 17, 1995 (DATE OF INCEPTION) TO SEPTEMBER 30, 1995
           AND FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)

                                              NOTES
                                ADDITIONAL  RECEIVABLE
                         COMMON  PAID-IN       FROM     RETAINED
                         STOCK   CAPITAL   STOCKHOLDERS EARNINGS   TOTAL
                         ------ ---------- ------------ --------  -------
Balance, August 17,
 1995...................  $113   $ 6,240      $(352)    $   --    $ 6,001
Net income..............   --        --         --          382       382
                          ----   -------      -----     -------   -------
Balance, September 30,
 1995...................   113     6,240       (352)        382     6,383
Net income..............   --        --         --        6,042     6,042
                          ----   -------      -----     -------   -------
Balance, September 30,
 1996...................   113     6,240       (352)      6,424    12,425
Common stock issued.....    30    37,486                           37,516
Net income..............                                 20,600    20,600
Dividends paid..........   --        --         --         (143)     (143)
                          ----   -------      -----     -------   -------
Balance, September 30,
 1997...................  $143   $43,726      $(352)    $26,881   $70,398
                          ====   =======      =====     =======   =======




  The accompanying notes are an integral part of these consolidated financial statements.

                          OMNIQUIP INTERNATIONAL, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                      FOR THE FISCAL
                                        YEAR ENDED           FOR THE PERIOD
                                       SEPTEMBER 30,      FROM AUGUST 17, 1995
                                     ------------------  (DATE OF INCEPTION) TO
                                       1997      1996      SEPTEMBER 30, 1995
                                     --------  --------  ----------------------
Cash flows from operating
 activities:
  Net income........................ $ 20,600  $  6,042         $   382
  Adjustments to reconcile net
   income to net cash provided by
   operating activities, excluding
   the effect of an acquisition:
    Depreciation....................    2,022     1,175              80
    Amortization....................    1,996       571              45
    Deferred income tax provision
     (benefit)......................      804      (712)             42
    Loss on refinancing of long-term
     debt...........................    1,303       514
    (Increase) decrease in current
     assets:
      Accounts receivable, net......   (1,011)   (1,264)         (1,063)
      Inventories...................   (3,416)   (3,628)            949
      Prepaid expenses and other
       current assets...............     (670)      (39)             90
    Increase (decrease) in current
     liabilities:
      Accounts payable..............     (462)    2,397            (162)
      Other current liabilities.....      188     3,946             (42)
    Other...........................      241      (433)            (16)
                                     --------  --------         -------
Net cash provided by operating
 activities.........................   21,595     8,569             305
                                     --------  --------         -------
Cash flows from investing
 activities:
  Acquisition of net assets of Lull
   Industries, Inc..................            (69,007)
  Capital expenditures, net.........   (3,021)   (1,404)           (188)
  Payments to former TRAK
   shareholders for ATLAS program...   (1,025)     (446)
  Other.............................      247      (133)            --
                                     --------  --------         -------
Net cash used in investing
 activities.........................   (3,799)  (70,990)           (188)
                                     --------  --------         -------
Cash flows from financing
 activities:
  Proceeds from issuance of long-
   term debt........................             74,000
  Proceeds from initial public
   offering.........................   37,516
  Net payments on revolver..........   (4,332)   (3,542)           (117)
  Payments on long-term debt........  (50,885)   (6,500)
  Payments of dividends.............     (143)
  Financing costs incurred..........      --     (1,485)            --
                                     --------  --------         -------
Net cash (used in) provided by
 financing activities...............  (17,844)   62,473            (117)
                                     --------  --------         -------
Net change in cash..................      (48)       52             --
Cash at beginning of period.........       53         1               1
                                     --------  --------         -------
Cash at end of period............... $      5  $     53         $     1
                                     ========  ========         =======
SUPPLEMENTAL DISCLOSURES OF CASH
 FLOW INFORMATION:
Cash paid during the period for:
  Interest on indebtedness.......... $  5,622  $  2,619         $   278
                                     ========  ========         =======
  Income taxes...................... $ 14,543  $  3,672         $   --
                                     ========  ========         =======

  The accompanying notes are an integral part of these consolidated financial statements.

                         OMNIQUIP INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              SEPTEMBER 30, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. ORGANIZATION

  OmniQuip owns 100% of the outstanding common stock of its subsidiaries, TRAK International, Inc. (TRAK) and Lull International, Inc. (Lull). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

  On September 30, 1996, OmniQuip's Board of Directors authorized OmniQuip to split its shares of common stock at a rate of 10 to 1, thereby increasing issued and outstanding shares from 1,000,000 to 10,000,000. On February 19, 1997, OmniQuip's Board of Directors authorized OmniQuip to further split its shares at a rate of 1.125 to 1, thereby increasing issued and outstanding shares from 10,000,000 to 11,250,000. All shares and per share amounts in the accompanying consolidated financial statements and notes have been adjusted to give retroactive effect to the stock splits.

2. INITIAL PUBLIC OFFERING

  On March 21, 1997, an initial public offering (Offering) of common stock of OmniQuip International, Inc. (OmniQuip or the Company) was completed. The Company sold 3,000,000 newly issued shares at an offering price of $14.00 per share, less underwriting discounts and commissions. The net proceeds to the Company of $37,516 were used to repay a portion of the Company's outstanding indebtedness. Pursuant to the Offering, Harbour Group Investments III, L.P. (HGI III, L.P.), a significant stockholder of the Company, and an affiliate of HGI III, L.P. sold an additional 5,524,200 and 675,800 shares, respectively, (including a total of 1,200,000 shares related to an over-allotment option) at $14.00 per share, less underwriting discounts and commissions. The net proceeds of approximately $72,312 and $8,846, respectively, therefrom were paid directly to HGI III, L.P. and an affiliate of HGI III, L.P.

3. ACQUISITIONS

  On August 16, 1995, OmniQuip acquired the issued and outstanding stock of TRAK. The transaction was accounted for under the purchase method of accounting.

  The aggregate merger consideration (purchase price) paid by OmniQuip totaled approximately $30,400, including assumed liabilities of $17,800. The acquisition was financed through a $6,000 equity contribution by HGI III, L.P., a $2,000 subordinated note payable to HGI III, L.P., a $5,000 senior subordinated note payable to an insurance company, and approximately $17,400 under credit agreements with certain financial institutions.

  All preacquisition debt outstanding, preferred stock, stock warrants, and stock options of TRAK at August 16, 1995 were settled or paid in connection with the merger transaction.

  The purchase price was assigned to the net assets acquired based on their estimated fair market value at the acquisition date. Based upon the allocation, the purchase price exceeded the estimated value of net assets acquired by approximately $10,000. Such excess purchase price, which may be increased as described further below, (goodwill) is being amortized over forty years.

                         OMNIQUIP INTERNATIONAL, INC.

                              SEPTEMBER 30, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


  The purchase price for TRAK was allocated as follows:

   Accounts receivable, net........................................... $ 11,800
   Inventories........................................................   13,600
   Prepaid expenses and other current assets..........................    2,400
   Property, plant and equipment......................................    9,100
   Other assets.......................................................    1,700
   Goodwill...........................................................   10,046
   Accounts payable...................................................  (11,300)
   Accrued liabilities................................................   (5,500)
   Other liabilities..................................................     (600)
   Deferred income taxes..............................................     (400)
                                                                       --------
                                                                       $ 30,846
                                                                       ========

  The purchase price under the TRAK acquisition agreement will be increased, up to a maximum of $2,000, together with interest, for orders received from the U.S. Army under contracts for the delivery of rough terrain fork lifts (the ATLAS Program) for a period of five years from August 17, 1995. Amounts paid to TRAK's former owners will be reflected as additional goodwill. As of September 30, 1997, 436 ATLAS Program sales orders have been received, in addition to the original five prototypes, and, accordingly, $1,471 in additional purchase price has been reflected as goodwill in the accompanying financial statements.

  On August 15, 1996, OmniQuip acquired certain net assets and assumed certain liabilities of Lull Industries, Inc. through its subsidiary, Lull. The transaction was accounted for under the purchase method of accounting. Results of operations for Lull are included in OmniQuip's consolidated financial statements from the date of acquisition.

  The aggregate merger consideration (purchase price) paid by OmniQuip totaled approximately $69,007, plus assumed liabilities of $14,625. The acquisition was financed with additional borrowings under the Company's amended credit facilities with lending institutions, including $14,000 of subordinated debt guaranteed by HGI III, L.P.

  The purchase price has been assigned to the net assets acquired based on their estimated fair market value at the acquisition date. Based upon the allocation, the purchase price exceeded the estimated value of net assets acquired by approximately $56,000. Such excess purchase price (goodwill) is being amortized over forty years.

  The purchase price for Lull was allocated as follows:

   Accounts receivable, net............................................ $ 7,572
   Inventories.........................................................  11,232
   Prepaid expenses and other current assets...........................   1,937
   Property, plant and equipment.......................................   7,050
   Goodwill............................................................  55,841
   Accounts payable....................................................  (7,392)
   Accrued liabilities.................................................  (7,233)
                                                                        -------
                                                                        $69,007
                                                                        =======

                         OMNIQUIP INTERNATIONAL, INC.

                              SEPTEMBER 30, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following table sets forth the pro forma information for OmniQuip as if the acquisition of Lull had occurred on October 1, 1995. This information is unaudited and does not purport to represent actual net sales or net income had the acquisition actually occurred on October 1, 1995.

                                                           PRO FORMA INFORMATION
                                                                (UNAUDITED)
                                                            FOR THE FISCAL YEAR
                                                                   ENDED
                                                            SEPTEMBER 30, 1996
                                                           ---------------------
   Net sales..............................................       $207,239
   Net income.............................................          6,217
   Basic and diluted earnings per share...................           0.55

  See Note 18 for discussion of the acquisition of certain assets of the Snorkel Division of Figgie International Inc. on November 17, 1997.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The accounting policies utilized by OmniQuip require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates. The significant accounting policies followed by OmniQuip are described below and are in conformity with generally accepted accounting principles.

 Business

  The Company is principally engaged in the manufacture and sale of rough terrain telescopic material handlers and skid steer loaders to commercial customers, national rental fleets and the U.S. Government.

 Principles of consolidation

  The consolidated financial statements include the accounts of OmniQuip and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

 U.S. Army contract

  The Company was awarded a contract to serve as the sole supplier of ATLAS, a telescopic material handler, for the U.S. Army and related entities. The Company shipments under the contract commenced in fiscal 1997. As discussed in
Note 3, the purchase price for TRAK will be adjusted for orders received under the contract for a period of five years from August 17, 1995.

 Revenue recognition

  Revenue is recognized upon shipment to the customer. Costs and related expenses to manufacture the products are recorded as costs of sales when the related revenue is recognized.

 Cash and cash equivalents

  For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

                         OMNIQUIP INTERNATIONAL, INC.

                              SEPTEMBER 30, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


 Relationships with suppliers

  The Company purchases several of its key component parts primarily from specific suppliers. The Company believes that the supply of these components and the number of alternative suppliers are adequate.

 Inventories

  Inventories are stated at the lower of cost, determined using the first-in, first-out (FIFO) method, or market. Obsolete or unsalable inventories are reflected at their estimated realizable values.

  Inventories relating to the U.S. Army contract are stated at actual production costs, including manufacturing overhead and direct engineering and tooling costs. The contract costs reimbursed by the U.S. Army are considered progress payments and have been offset against inventories. Title to all inventories related to the U.S. Army contract for which progress payments have been received vests with the U.S. Army. General and administrative expenses allocated to the U.S. Army contract for the fiscal years ended September 30, 1997, 1996 and 1995 were $659, $109 and $0, respectively.

 Property, plant and equipment

  Property, plant and equipment was recorded at estimated fair market value under the purchase method of accounting as of the acquisition dates for TRAK and Lull as described in Note 3. Additions to property, plant and equipment subsequent to the acquisition dates are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets which range from three to thirty-nine years.

  Expenditures for repairs, maintenance and minor renewals are charged to income as incurred. Expenditures which improve an asset or extend its estimated useful life are capitalized. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

 Goodwill

  Goodwill resulting from the acquisitions described in Note 3 is stated at cost and is being amortized on a straight-line basis over 40 years. Accumulated amortization totaled $1,686 and $442 at September 30, 1997 and 1996, respectively. The Company assesses the carrying value of goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based on an analysis of future expected cash flows from the underlying operations of the Company. Management believes that there has been no impairment at September 30, 1997.

 Other noncurrent assets

  Expenses associated with the issuance of debt instruments are capitalized by the Company and amortized over the respective terms of the debt instruments. Net deferred financing costs included in other assets at September 30, 1997 and 1996 were $941 and $1,454, respectively.

 Research and development costs

  Research and development costs are expensed as incurred and included in selling, general and administrative expenses in the accompanying consolidated statement of income. Such costs incurred in the development of new products or significant improvements to existing products totaled approximately $1,996, $1,572 and $72 for the periods ended September 1997, 1996 and 1995, respectively.

                         OMNIQUIP INTERNATIONAL, INC.

                              SEPTEMBER 30, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


 Warranty costs

  The Company provides, by a current charge to income, an amount it estimates will be necessary to cover future warranty obligations for products sold during the year. The Company also provides for specific warranty obligations as necessary and appropriate.

 Income taxes

  The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," requiring the use of the liability method of accounting for income taxes. The current or deferred tax consequences of a transaction are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable currently or in future years. Deferred income taxes are provided for temporary differences between the income tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes.

 Earnings per share

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share," which will be effective for the Company in the first quarter of fiscal 1998. SFAS 128 requires presentation in the income statement of basic and diluted earnings per share, calculated as defined by SFAS 128, rather than primary and fully diluted earnings per share as defined in APB 15 "Earnings per Share." Earnings per share for the period from August 17, 1995 through September 30, 1995 and for the fiscal years ended September 30, 1996 and 1997 has been restated in accordance with SFAS 128, the effect of which was not material.

 Fair value of financial instruments

  The Company records all financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, other accruals and notes payable, at cost which approximates fair value.

 Employee stock-based compensation

  The Company accounts for employee stock options in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, the Company applies the intrinsic value method of accounting. For employee stock options accounted for using the intrinsic value method, no compensation expense is recognized because the options are granted with an exercise price equal to the market value of the stock on the date of grant.

  During fiscal 1997, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), became effective for the Company. SFAS 123 prescribed the recognition of compensation expense based on the fair value of options or stock awards determined on the date of grant. However, SFAS 123 allows companies to continue to apply the valuation methods set forth in APB 25. For companies that continue to apply the valuation methods set forth in APB 25, SFAS 123 mandates certain pro forma disclosures as if the fair value method had been utilized. See Note 10 for additional discussion.

                         OMNIQUIP INTERNATIONAL, INC.

                              SEPTEMBER 30, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


5. FINANCING

  Long-term debt consists of the following:

                                                                SEPTEMBER 30,
                                                               ---------------
                                                                1997    1996
                                                               ------- -------
   UNSUBORDINATED DEBT:
   Revolving line of credit--principal due August 16, 2003;
    interest due monthly at either LIBOR plus 2.25% or the
    bank's corporate base rate plus 1.0%; secured by
    substantially all assets of the Company................... $ 3,109 $ 7,441
   Term loan--principal due in instalments with the final
    payment due August 16, 2003; interest due monthly at
    either LIBOR plus 2.50% or the bank's corporate base rate
    plus 1.25%; secured by substantially all assets of the
    Company; $15,000 repaid in 1997 with proceeds from the
    Offering..................................................  31,125  60,000
   SUBORDINATED DEBT:
   Note payable to an insurance company--principal due in
    instalments commencing August 31, 2001, with the final
    payment due August 31, 2003; interest due at 15% per
    annum; paid in 1997 with proceeds from the Offering.......           5,000
   Note payable to a financial institution--principal payment due in a lump-sum payment on February 28, 2004; interest
    due at 10% per annum; paid in 1997 with proceeds from the
    Offering..................................................          14,000
   Note payable to HGI III, L.P.--principal payment due in a
    lump-sum payment on August 31, 2003; interest due semi-
    annually at 15% per annum; paid in 1997 with proceeds from
    the Offering..............................................           2,000
                                                               ------- -------
                                                                34,234  88,441
   Less--Current portion of long-term debt....................   8,625   3,875
                                                               ------- -------
                                                               $25,609 $84,566
                                                               ======= =======

  The Loan and Security Agreement provides for a revolving line of credit facility and two term loans. The revolving line of credit facility provides for borrowings of up to the lesser of $25,000 or a borrowing base calculated based on percentages of eligible receivables and inventories. Borrowings under this line of credit are due August 16, 2003 and bear interest either at the bank's corporate base rate plus 1.00% (9.50% at September 30, 1997) or LIBOR plus 2.25% (7.91% at September 30, 1997). The Company may elect to convert outstanding line of credit balances between interest types at its discretion. Amounts outstanding under this revolving line of credit facility totaled $3,109 at September 30, 1997. In addition, the Company had $307 in outstanding letters of credit under this revolving line of credit facility. At September 30, 1997, the Company had unused borrowing capacity of $21,584 under this facility.

  Borrowings under the term loan provided by the Loan and Security Agreement are due in quarterly instalments ranging from $500 to $3,125, which commenced in October 1996 with a final payment in August 2003. The term loan bears interest either at the bank's corporate base rate plus 1.25% (9.75% at September 30, 1997) or LIBOR plus 2.50% (8.16% at September 30, 1997). The Company may elect to convert outstanding term loan balances between interest types at its discretion.

                         OMNIQUIP INTERNATIONAL, INC.

                              SEPTEMBER 30, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


  Interest expense on the subordinated debt payable to related parties (the insurance company and HGI III, L.P.) approximated $528 and $1,050 for the fiscal years ended September 30, 1997 and 1996, respectively.

  In connection with the repayment of certain debt with proceeds of the Offering described in Note 2, the Company recognized a $782 after-tax extraordinary loss resulting from prepayment fees paid to the above-noted insurance company and financial institution and the write-off of applicable capitalized deferred financing costs.

  The Company has entered into two interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate debt. At September 30, 1997, the interest rate swap agreements had a total notional principal amount of $10,000. These agreements fix the Company's interest rate on $6,000 and $4,000 of its unsubordinated debt at 6.00% and 6.21%, respectively. These agreements mature in October 1998.

  The Company's borrowing agreements contain restrictions and requirements, including limitations on dividends, lease rentals, capital expenditures and investments, new indebtedness, achievement of certain earnings levels, and maintenance of a minimum tangible net worth and specified working capital amounts, among others. At September 30, 1997, the Company was in compliance with such covenants.

  Maturities of long-term debt for subsequent fiscal years are as follows:

   1998................................................................. $ 8,625
   1999.................................................................  10,000
   2000.................................................................   9,825
   2001.................................................................   1,175
   2002.................................................................   1,500
   Thereafter...........................................................   3,109
                                                                         -------
                                                                         $34,234
                                                                         =======

  See Note 18 for discussion of refinancing of the Company's debt in November 1997.

6. BOOM WARRANTY PROGRAM

  During 1995, prior to its acquisition by the Company, Lull had determined that a specific warranty obligation had been incurred on certain manufactured boom units. At the acquisition date, the estimated cost to complete the boom warranty program amounted to $2,000. A reserve for this amount was recorded in purchase accounting by the Company. At September 30, 1997, substantially all costs associated with the program have been paid by the Company.

7. LEASE COMMITMENTS

  The Company leases certain of its equipment and automobiles under noncancelable lease agreements. These leases have been accounted for as operating leases.

                         OMNIQUIP INTERNATIONAL, INC.

                              SEPTEMBER 30, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


  Minimum lease payments for subsequent fiscal years under long-term operating leases in effect at September 30, 1997 are as follows:

   1998................................................................. $  846
   1999.................................................................    503
   2000.................................................................    227
   2001.................................................................     25
   2002.................................................................     20
                                                                         ------
     Total minimum lease payments....................................... $1,621
                                                                         ======

  Rent expense under all operating leases for the periods ended September 30, 1997, 1996 and 1995 was approximately $753, $513 and $52, respectively.

8. INCOME TAXES

  The provision for income taxes, including tax benefits associated with extraordinary charges in 1997 and 1996, is summarized as follows:

                                         FOR THE FISCAL
                                           YEAR ENDED        FOR THE PERIOD
                                         SEPTEMBER 30,    FROM AUGUST 17, 1995
                                         --------------  (DATE OF INCEPTION) TO
                                          1997    1996     SEPTEMBER 30, 1995
                                         ------- ------  ----------------------
   Current:
     Federal............................ $11,206 $3,890           $184
     State..............................   2,025    682             36
                                         ------- ------           ----
       Total current....................  13,231  4,572            220
                                         ------- ------           ----
   Deferred:
     Federal............................     655   (661)            35
     State..............................     149    (51)             7
                                         ------- ------           ----
       Total deferred...................     804   (712)            42
                                         ------- ------           ----
   Provision for income taxes........... $14,035 $3,860           $262
                                         ======= ======           ====

                         OMNIQUIP INTERNATIONAL, INC.

                              SEPTEMBER 30, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


  Deferred taxes are comprised of the following:

                                                                SEPTEMBER 30,
                                                               ----------------
                                                                1997     1996
                                                               -------  -------
   Deferred tax assets:
     Accruals and other reserves.............................. $ 3,959  $ 4,376
     Inventories..............................................   1,799    1,078
     Other....................................................      69       70
                                                               -------  -------
       Gross deferred tax assets..............................   5,827    5,524
                                                               -------  -------
   Deferred tax liabilities:
     Property, plant and equipment............................  (1,121)    (890)
     Goodwill amortization....................................  (1,125)
     Other....................................................    (292)    (541)
                                                               -------  -------
                                                                (2,538)  (1,431)
                                                               -------  -------
   Net deferred tax asset..................................... $ 3,289  $ 4,093
                                                               =======  =======
   Current deferred tax asset................................. $ 5,270  $ 4,848
   Long-term deferred tax liability...........................  (1,981)    (755)
                                                               -------  -------
   Net deferred tax asset..................................... $ 3,289  $ 4,093
                                                               =======  =======

  The income tax provision differs from the amount of expense determined by applying the applicable U.S. statutory federal income tax rate to pre-tax results as a result of the following differences for the periods ended:

                                          FOR THE FISCAL
                                            YEAR ENDED       FOR THE PERIOD
                                          SEPTEMBER 30,   FROM AUGUST 17, 1995
                                          -------------- (DATE OF INCEPTION) TO
                                           1997    1996    SEPTEMBER 30, 1995
                                          ------- ------ ----------------------
   Statutory rate........................ $12,122 $3,445          $219
   Non-temporary differences:
     State tax provision, net............   1,342    169            24
     Other...............................     571    246            19
                                          ------- ------          ----
       Total provision................... $14,035 $3,860          $262
                                          ======= ======          ====

9. RETIREMENT PLANS AND RELATED MATTERS

  The Company offers all full-time non-union employees who have completed six months of service a retirement savings plan under Section 401(k) of the Internal Revenue Code. The Company also offers all union employees who have completed 30 days of service a retirement savings plan under Section 401(k) of the Internal Revenue Code. For the periods ended September 30, 1997, 1996 and 1995, Company contributions totaled $666, $310 and $154, respectively.

  The Company offers an incentive program to all salaried employees based upon a formula related to the Company's operating results and an incentive program to union employees based upon a formula related to productivity improvements. Prior to October 1996, certain participants in the salaried program were allowed to defer a portion of their award. At September 30, 1997 and 1996, the Company had accrued liabilities of $1,759 and $1,029, respectively, relative to such incentive programs. For the periods ended September 30, 1997, 1996 and 1995, expenses relating to these plans were $1,785, $875 and $67, respectively.

                         OMNIQUIP INTERNATIONAL, INC.

                              SEPTEMBER 30, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


10. STOCK OPTION PLANS

  The Company has three stock option plans: the 1996 Long-Term Incentive Plan, the Directors Non-Qualified Stock Option Plan (Directors Plan) and the Executive Stock Option Plan.

  A summary of the status of the Company's 1996 Long-Term Incentive Plan and Directors Plan as of September 30, 1997 and the changes during the year is presented below:

                                                                     WEIGHTED
                                                                     AVERAGE
                                                         SHARES   EXERCISE PRICE
                                                         -------  --------------
   Outstanding at beginning of year.....................     --       $  --
   Granted.............................................. 448,752       13.87
   Exercised............................................     --          --
   Forfeited............................................ (10,000)      14.00
                                                         -------
   Outstanding at September 30, 1997.................... 438,752       13.98
                                                         =======
   Exercisable at September 30, 1997....................     --          --

  No options were granted as of September 30, 1995 and September 30, 1996.

  The 1996 Long-Term Incentive Plan provides for the granting of four types of awards on a stand-alone, combination or tandem basis, including incentive stock options, non-qualified stock options, restricted shares and performance stock awards, to the Company's executive officers and key employees. The incentive stock option plan allows such employees to purchase shares of common stock at prices equal to the fair market value of the stock on the date of grant. Options to purchase up to 1,600,000 shares of common stock may be granted under the incentive stock option plan. Options outstanding at September 30, 1997 totaling 353,752 entitle the holders to purchase common stock at prices ranging between $12.13 and $14.00. Options become exercisable with respect to one-fourth of the shares covered thereby on each anniversary of the date of grant, commencing on the second anniversary of the date granted. The right to exercise the options expires 10 years from the date of grant or earlier if an option holder ceases to be employed by the Company. No restricted shares or performance stock awards have been granted by the Company at September 30, 1997.

  The Directors Plan provides for the granting of options to the Company's directors, who are not employees of the Company, to purchase share of common stock at prices equal to the fair market value of the stock on the date of grant. Options to purchase up to 250,000 shares of common stock may be granted under the Directors Plan. Options outstanding at September 30, 1997 totaling 85,000 entitle the holders to purchase common stock at $14.00 per share. Options become exercisable over a five-year period from the date of grant. All options granted under the Directors Plan expire 10 years from the date of grant.

  A summary of stock option transactions pursuant to the 1996 Long-Term Incentive Plan and Directors Plan follows:

                                   OPTIONS OUTSTANDING        OPTIONS EXERCISABLE
                             -------------------------------- --------------------
                                          WEIGHTED
                                           AVERAGE   WEIGHTED             WEIGHTED
   RANGE OF                               REMAINING  AVERAGE              AVERAGE
   EXERCISE                    NUMBER    CONTRACTUAL EXERCISE   NUMBER    EXERCISE
    PRICES                   OUTSTANDING    LIFE      PRICE   EXERCISABLE  PRICE
   --------                  ----------- ----------- -------- ----------- --------
    $12-14..................   438,752     9 Years    $13.98      --        $ --
                               =======                            ===

                         OMNIQUIP INTERNATIONAL, INC.

                              SEPTEMBER 30, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


  In conjunction with the Offering, the Company adopted the Executive Stock Option Plan (Executive Plan) pursuant to which non-qualified stock options were granted to certain existing executive shareholders as of the date the registration statement relating to the Offering became effective to acquire an aggregate 562,500 shares of the Company's common stock, subject to adjustment, by tendering existing common stock in payment thereof. The options were exercised immediately after the Offering. The exercise price of all options was the current market price on the date of exercise and all options were exercised by exchanging shares of previously owned common stock. The grant and exercise of options under the Executive Plan did not result in any increase in the beneficial ownership of common stock by the plan participants from the number of shares owned at the time of the Offering. Under the terms of the Executive Plan, the shares of common stock issued pursuant to the exercise of the options became freely transferable, subject to the restriction of the Stockholder Agreements with each of the executive shareholders, on the last day of the sixth full month following the date of exercise of such options. The provisions of the Stockholder Agreements, which are subject to modification or waiver by the Company, generally permit the sale of 25% of such shares for one year after exercise of the options, an aggregate 50% of such shares two years after exercise of the options, an aggregate 75% of such shares three years after exercise of the options and 100% of such shares four years after exercise of the options. The shares tendered in exercise of options granted under the Execution Plan were issued under promissory notes due in August 2005 through September 2005 as discussed in Note 12.

PRO FORMA DISCLOSURES

  The Company applies APB 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the stock options because the options were granted with an exercise price equal to the stock price on the date of grant. Had compensation costs for the Company's stock option plans been determined based on the fair value of the options on the grant dates consistent with the methodology prescribed by SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below. Due to the adoption of the methodology prescribed by SFAS 123, the pro forma results shown below only reflect the impact of stock option awards granted in fiscal 1997. Because future stock option awards may be granted, the pro forma impact for fiscal 1997 is not necessarily indicative of the impact in future years.

                                                                  FOR THE FISCAL
                                                                    YEAR ENDED
                                                                  SEPTEMBER 30,
                                                                       1997
                                                                  --------------
   Net income:
     As reported.................................................    $20,600
     Pro forma...................................................    $20,199
   Basic and diluted earnings per share:
     As reported.................................................    $  1.60
     Pro forma...................................................    $  1.58

                         OMNIQUIP INTERNATIONAL, INC.

                              SEPTEMBER 30, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


  The fair value of the options granted (which is amortized over the option vesting period in determining the pro forma impact), is estimated on the date of grant using the Black-Scholes multiple option-pricing model with the following weighted average assumptions:

                                                                  FOR THE FISCAL
                                                                    YEAR ENDED
                                                                  SEPTEMBER 30,
                                                                       1997
                                                                  --------------
   Expected life of options......................................    6 years
   Risk-free interest rates......................................  6.29 - 6.85%
   Expected volatility of stock..................................      65%
   Expected dividend yield.......................................      0.1%

  The weighted average fair value of options granted during the year ended September 30, 1997 was $8.99 per share.

11. POSTRETIREMENT BENEFITS

  The Company has adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions" (OPEB or SFAS 106). This standard requires recognition of the cost of providing postretirement benefits during an employee's period of service.

  The Company provides health care and life insurance benefits for certain employees who retired prior to November 13, 1987 (less than 100 retirees at September 30, 1997). Management plans to fund the premiums as incurred, net of reimbursements received by plan participants. At September 30, 1997 and 1996, respectively, the Company had a $422 accrued postretirement benefit obligation, which is included in "other noncurrent liabilities, net" in the accompanying financial statements. There are no plan assets. For measurement purposes, a 8.5% and 9.5% annual rate of increase in health care premiums was assumed for 1997 and 1996, respectively; this rate was assumed to decrease 1% per year to 5.5% in 2000 and remain at that level thereafter. The weighted average discount rate used to determine the accumulated postretirement benefit obligation was 7.5% and 8.0% at September 30, 1997 and 1996, respectively. The obligation was calculated utilizing the 1983 group annuity mortality tables.

  The annual periodic postretirement benefit cost for the plan years beginning July 1, 1997, July 1, 1996 and July 1, 1995 is immaterial.

12. RELATED PARTIES

  Under terms of a management consulting and advisory services agreement, an affiliate of HGI III, L.P. charges the Company for direct management and administrative services provided to the Company based on actual, direct costs for such services. Charges of $601, $668 and $60 were recorded by the Company during the periods ended September 30, 1997, 1996 and 1995, respectively.

  Under terms of a management consulting and advisory services agreement, the Company has paid fees totaling $674 to affiliates of HGI III, L.P. in consideration of services provided in identifying, negotiating and consummating the acquisitions of TRAK and Lull (as described in Note 3); such amount has been capitalized as acquisition costs and is included in goodwill.

                         OMNIQUIP INTERNATIONAL, INC.

                              SEPTEMBER 30, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


  In periods prior to the Offering in March 1997, certain members of management have purchased shares of the Company's stock at prices determined by the Board of Directors. The purchase price of the shares has been financed by recourse promissory notes payable to the Company with the shares pledged as security. Such notes are included in stockholders' equity in the accompanying consolidated financial statements.

  The insurance company which formerly held $5,000 of the Company's senior subordinated debt is a limited partner of HGI III, L.P.

13. CUSTOMER FINANCING ARRANGEMENTS

  TRAK has financing arrangements with certain third-party financing institutions to facilitate dealer purchases of equipment under a floor plan arrangement. TRAK is obligated to repurchase the outstanding loan balance of a dealer in the event of default by the dealer which is not cured by such dealer within a 90 day period. A security interest in the equipment financed is maintained by the finance companies. Aggregate outstanding loan balances under these agreements at September 30, 1997 and September 30, 1996 approximated $66,561 and $57,033, respectively. Aggregate losses under one of the arrangements for calendar year 1996 are limited to 25% of the outstanding loan balance at December 31, 1994. The outstanding loan balance at December 31, 1994 under this arrangement approximated $24,841. Aggregate losses under the same arrangement for calendar year 1997 are limited to the greater of $1,500 or 5% of the outstanding loan balance at December 31, 1996 and 1995. The outstanding loan balance at December 31, 1996 under this arrangement approximated $47,157.

  TRAK maintains a reserve for potential repurchases of loans in default under the floor plan arrangements described above. This reserve is included in other current liabilities and totaled approximately $949 and $570 at September 30, 1997 and September 30, 1996, respectively. Historically, losses under the repurchase provisions of the floor plan arrangements have not been material and have been within management's expectations. The related provision charged to operations totaled approximately $379, $200 and $31 for the periods ended September 30, 1997, 1996 and 1995, respectively.

  In conjunction with these floor plan arrangements, TRAK incurs dealer-related financing charges at varying rates for a maximum period of six months. The financing charges incurred by TRAK for the periods ended September 30, 1997, 1996 and 1995 for all outstanding customer financing arrangements totaled $2,259, $1,981 and $240, respectively.

  Lull is also a party to a retail finance agreement with a financing company, which provides Lull distributors with financing for equipment purchases from Lull. The financing company has also agreed to provide financing for distributors' purchases of Lull produced equipment used as rental inventory by the distributors. Such contracts are arranged on an instalment basis with a balloon payment by the distributor for the residual balance at the end of the term (typically due 48 months from date of shipment). In the event the distributor does not elect to pay or refinance the balloon payment, Lull has agreed to pay the residual amount if requested by the financing company. A secured interest in the equipment financed is maintained by the finance company. Aggregate outstanding loan balances under this agreement as of September 30, 1997 were approximately $8,433. This contingency would be reduced by proceeds from the sales of related equipment. Management believes that any such liability under this arrangement, if incurred, would not have a material impact on the results of operations or financial condition of the Company.

                         OMNIQUIP INTERNATIONAL, INC.

                              SEPTEMBER 30, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


14. CONCENTRATIONS OF CREDIT

  The Company principally sells its products through a distribution network and through national rental fleets. The Company performs ongoing credit evaluations of its customers. The Company maintains reserves for potential credit losses and historically such losses have been within management's expectations. At September 30, 1997 and 1996, the Company's five largest customers represented approximately 17% and 10%, respectively, of trade receivables. In addition, sales to such customers for the periods ended September 30, 1997 and 1996 approximated 22% and 21%, respectively, of the Company's net sales. No individual customer accounted for more than 10% of net sales for the periods ended September 30, 1997 and 1996.

15. CONTINGENCIES

  The Company is included in various litigation consisting almost entirely of product and general liability claims arising in the normal course of business. The Company maintains insurance policies relative to product and general liability claims and has provided reserves for the estimated cost of the self insured retention; accordingly, these actions, when ultimately concluded, are not expected to have a material adverse effect on the financial position or results of operations of the Company.

16. SUPPLEMENTAL BALANCE SHEET INFORMATION

                                                                SEPTEMBER 30,
                                                               ----------------
                                                                1997     1996
                                                               -------  -------
   ACCOUNTS RECEIVABLE:
   Trade receivables.......................................... $22,040  $20,631
   Less allowance for doubtful accounts.......................    (504)    (351)
   Other receivables..........................................   1,153    1,398
                                                               -------  -------
                                                               $22,689  $21,678
                                                               =======  =======
   INVENTORIES:
   Finished goods............................................. $ 6,090  $ 7,094
   Work in process............................................   3,694    4,302
   Raw materials..............................................  18,313   15,614
   Unbilled government contract costs.........................   2,859      530
                                                               -------  -------
                                                               $30,956  $27,540
                                                               =======  =======
   PREPAID EXPENSES AND OTHER CURRENT ASSETS:
   Deferred income taxes...................................... $ 5,270  $ 4,848
   Other......................................................   1,370      686
                                                               -------  -------
                                                               $ 6,640  $ 5,534
                                                               =======  =======
   PROPERTY, PLANT AND EQUIPMENT:
   Machinery and equipment.................................... $11,265  $ 8,707
   Buildings and building improvements........................   7,465    7,494
   Land and land improvements.................................     851      840
   Construction in progress...................................     763      704
                                                               -------  -------
   Total property, plant and equipment, at cost...............  20,344   17,745
   Less: accumulated depreciation.............................  (3,214)  (1,255)
                                                               -------  -------
                                                               $17,130  $16,490
                                                               =======  =======

                          OMNIQUIP INTERNATIONAL, INC.

                               SEPTEMBER 30, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                SEPTEMBER 30,
                                                               ---------------
                                                                1997    1996
                                                               ------- -------
   ACCRUED LIABILITIES:
   Accrued employee compensation and benefits, including
    related taxes............................................. $ 2,314 $ 2,460
   Accrued customer rebates...................................   5,043   2,634
   Accrued boom warranty......................................           1,557
   Other accrued warranty.....................................   3,306   2,526
   Accrued incentive compensation.............................   1,571     906
   Product liability reserves.................................   1,118     998
   Accrued income taxes.......................................           1,312
   Other......................................................   3,478   4,249
                                                               ------- -------
                                                               $16,830 $16,642
                                                               ======= =======

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

  Summarized, unaudited quarterly financial data for fiscal 1997 and 1996 appears below:

                                                               FOR THE FISCAL
                                                                 YEAR ENDED
                                                                SEPTEMBER 30,
                                                              -----------------
                                                                1997     1996
                                                              -------- --------
   NET SALES
   First Quarter............................................. $ 59,166 $ 23,487
   Second Quarter............................................   63,452   27,578
   Third Quarter.............................................   74,708   30,449
   Fourth Quarter............................................   66,887   43,347
                                                              -------- --------
                                                              $264,213 $124,861
                                                              ======== ========
   GROSS PROFIT
   First Quarter............................................. $ 15,279 $  6,156
   Second Quarter............................................   17,107    7,234
   Third Quarter.............................................   20,413    7,745
   Fourth Quarter............................................   19,144   11,038
                                                              -------- --------
                                                              $ 71,943 $ 32,173
                                                              ======== ========
   NET INCOME
   First Quarter............................................. $  3,978 $    963
   Second Quarter............................................    4,015    1,352
   Third Quarter.............................................    6,643    1,573
   Fourth Quarter............................................    5,964    2,154
                                                              -------- --------
                                                              $ 20,600 $  6,042
                                                              ======== ========
   BASIC AND DILUTED EARNINGS PER SHARE
   First Quarter............................................. $   0.35 $   0.09
   Second Quarter............................................     0.35     0.12
   Third Quarter.............................................     0.46     0.13
   Fourth Quarter............................................     0.41     0.19

                         OMNIQUIP INTERNATIONAL, INC.

                              SEPTEMBER 30, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


18. SUBSEQUENT EVENT

  On November 17, 1997, OmniQuip purchased certain net assets of the Snorkel Division of Figgie International Inc. (Snorkel), a Midwest based manufacturer of aerial work platforms and aerial fire apparatus, in a transaction to be accounted for under the purchase method of accounting. The cash purchase price of approximately $100,000 was financed by borrowings under a new $165,000 senior credit facility which replaced the Company's existing credit facility. The purchase price may be increased by up to $50,000 based on Snorkel's net sales between April 1, 1998 and March 31, 1999; any such additional purchase price consideration is expected to result in additional goodwill for financial reporting purposes. As the transaction occurred subsequent to September 30, 1997, Snorkel's balance sheet and results of operations are excluded from the consolidated balance sheet and results of operations of the Company as of and for the year ended September 30, 1997.

  During November 1997, in connection with the acquisition of Snorkel, the Company entered into a new credit facility which replaced the Loan and Security Agreement. The new agreement provides for a $165,000 credit facility consisting of a $40,000 revolving credit facility and a $125,000 term loan. The term loan requires quarterly principal payments ranging from $2,500 to $6,250 commencing on February 28, 1998 with final maturity on November 30, 2004. Borrowings under the agreement bear interest at prime or LIBOR plus 1.00%. In conjunction with entering into the new credit facility, the Company recognized an extraordinary loss in November 1997 of $545 attributable to the write-off of $916 unamortized deferred financing fees, net of a related $371 tax benefit.

  The unaudited pro forma combined condensed balance sheet of the Company and Snorkel as of September 30, 1997 after giving effect to certain pro forma adjustments is as follows:

                                                                   SEPTEMBER 30,
                                                                       1997
                                                                   -------------
                                                                    (UNAUDITED)
   ASSETS
   Current assets.................................................   $116,949
   Property, plant and equipment, net.............................     36,484
   Goodwill and other assets......................................    129,817
                                                                     --------
                                                                     $283,250
                                                                     ========
   LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities............................................   $ 73,234
   Long-term debt.................................................    137,212
   Other long-term liabilities....................................      2,406
   Shareholders' equity...........................................     70,398
                                                                     --------
                                                                     $283,250
                                                                     ========

                         OMNIQUIP INTERNATIONAL, INC.

                              SEPTEMBER 30, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


  The pro forma combined results of operations of the Company and Snorkel for the fiscal year ended September 30, 1997, after giving effect to certain pro forma adjustments and including the pro forma effects of the Offering, is shown below. This information is unaudited and does not purport to represent actual revenue, net income and earnings per share had the acquisition occurred on October 1, 1996.

                                                                FOR THE FISCAL
                                                                  YEAR ENDED
                                                                SEPTEMBER 30,
                                                                     1997
                                                                --------------
                                                                 (UNAUDITED)
   Net sales...................................................    $421,345
   Income before extraordinary loss............................    $ 27,320
   Basic and diluted earnings per common share before
    extraordinary loss.........................................    $   1.92

                          OMNIQUIP INTERNATIONAL, INC.

                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                            DECEMBER 31, 1997 SEPTEMBER 30, 1997
                                            ----------------- ------------------
                                               (UNAUDITED)
ASSETS
Current Assets:
  Cash and cash equivalents...............      $      5           $      5
  Accounts receivable, net................        45,556             22,689
  Inventories.............................        64,791             30,956
  Prepaid expenses and other current
   assets.................................         9,513              6,640
                                                --------           --------
    Total current assets..................       119,865             60,290
  Property, plant and equipment, net......        37,522             17,130
  Goodwill, net...........................       124,183             65,359
  Other assets, net.......................         2,373              1,519
                                                --------           --------
                                                $283,943           $144,298
                                                ========           ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.......      $ 10,000           $  8,625
  Accounts payable........................        28,909             20,433
  Accrued liabilities.....................        21,416             16,830
                                                --------           --------
    Total current liabilities.............        60,325             45,888
                                                --------           --------
  Long-term debt..........................       146,749             25,609
  Other noncurrent liabilities, net.......           422                422
  Deferred income taxes...................         1,981              1,981
                                                --------           --------
                                                 149,152             28,012
                                                --------           --------
Commitments and contingencies (Notes 3 and
 7)
Stockholders' equity:
  Preferred stock, $.01 par value,
   1,500,000 shares authorized; no shares
   issued and outstanding
  Common stock, $.01 par value,
   100,000,000 shares authorized;
   14,260,000 and 14,250,000 shares issued
   and outstanding at December 31, 1997
   and September 30, 1997, respectively...           143                143
  Additional paid-in capital..............        43,902             43,726
  Notes receivable from stockholders and
   other..................................          (528)              (352)
  Cumulative translation adjustment.......          (785)
  Retained earnings.......................        31,734             26,881
                                                --------           --------
    Total stockholders' equity............        74,466             70,398
                                                --------           --------
                                                $283,943           $144,298
                                                ========           ========

          See accompanying Notes to Consolidated Financial Statements.

                          OMNIQUIP INTERNATIONAL, INC.

                        CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               THREE MONTHS
                                                              ENDED DEC. 31,
                                                              ----------------
                                                               1997     1996
                                                              -------  -------
Net sales.................................................... $84,575  $59,166
Cost of sales................................................  63,433   43,887
                                                              -------  -------
Gross profit.................................................  21,142   15,279
Selling, general and administrative expenses.................   9,459    5,755
                                                              -------  -------
Operating profit.............................................  11,683    9,524
Other expenses:
  Interest on indebtedness...................................   1,805    2,183
  Other finance charges......................................     674      534
  Other, net.................................................     (47)      55
                                                              -------  -------
                                                                2,432    2,772
                                                              -------  -------
Income before income taxes and extraordinary item............   9,251    6,752
Provision for income taxes...................................   3,711    2,774
                                                              -------  -------
Income before extraordinary item.............................   5,540    3,978
Extraordinary item--loss on debt refinancing, net of income
 tax benefit of $371.........................................    (545)       0
                                                              -------  -------
Net income................................................... $ 4,995  $ 3,978
                                                              =======  =======
Basic earnings per share:
  Income before extraordinary item........................... $  0.39  $  0.35
  Extraordinary item.........................................   (0.04)    0.00
                                                              -------  -------
  Net income................................................. $  0.35  $  0.35
                                                              =======  =======
Weighted average shares......................................  14,255   11,250
                                                              =======  =======
Diluted earnings per share:
  Income before extraordinary item........................... $  0.39  $  0.35
  Extraordinary item.........................................   (0.04)    0.00
                                                              -------  -------
  Net income................................................. $  0.35  $  0.35
                                                              =======  =======
Weighted average shares......................................  14,366   11,250
                                                              =======  =======


          See accompanying Notes to Consolidated Financial Statements.

                          OMNIQUIP INTERNATIONAL, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                              NOTES
                                            RECEIVABLE
                                ADDITIONAL     FROM
                         COMMON  PAID-IN   STOCKHOLDERS TRANSLATION RETAINED
                         STOCK   CAPITAL    AND OTHER   ADJUSTMENT  EARNINGS   TOTAL
                         ------ ---------- ------------ ----------- --------  -------
Balance, September 30,
 1997...................  $143   $43,726      $(352)       $ --     $26,881   $70,398
Issuance of restricted
 stock..................             176       (176)
Cumulative translation
 adjustment.............                                    (785)                (785)
Dividends paid..........                                               (142)     (142)
Net income..............   --        --         --           --       4,995     4,995
                          ----   -------      -----        -----    -------   -------
Balance, December 31,
 1997...................  $143   $43,902      $(528)       $(785)   $31,734   $74,466
                          ====   =======      =====        =====    =======   =======





          See accompanying Notes to Consolidated Financial Statements.

                          OMNIQUIP INTERNATIONAL, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                             THREE MONTHS
                                                          ENDED DECEMBER 30,
                                                          ---------------------
                                                             1997       1996
                                                          ----------  ---------
Cash flows from operating activities:
  Net income............................................. $    4,995  $  3,978
  Adjustments to reconcile net income to net cash
   provided by operating activities, excluding the effect
   of an acquisition:
    Depreciation.........................................        892       523
    Amortization.........................................        710       512
    Loss on debt refinancing.............................        916       --
    (Increase) decrease in notes receivable..............         10        10
    (Increase) decrease in intangible assets.............        --       (152)
    (Increase) decrease in current assets, excluding the
     effect of an acquisition:
      Accounts receivable, net...........................     (7,066)    2,878
      Inventories........................................     (1,217)   (1,613)
      Prepaid expenses and other current assets..........        (66)     (368)
    Increase (decrease) in current liabilities, excluding
     the effect an acquisition:
      Accounts payable...................................     (3,819)   (4,253)
      Other current liabilities..........................     (6,922)    3,799
                                                          ----------  --------
Net cash provided by (used in) operating activities......    (11,567)    5,314
                                                          ----------  --------
Cash flows from investing activities:
  Acquisition of net assets of Snorkel Division of Figgie
   International Inc.....................................   (107,640)      --
  Capital expenditures, net..............................     (1,424)     (421)
                                                          ----------  --------
Net cash used in investing activities....................   (109,064)     (421)
                                                          ----------  --------
Cash flows from financing activities:
  Proceeds from refinancing..............................    125,000       --
  Net proceeds from revolver.............................     28,640    (4,892)
  Payments on long-term debt.............................    (31,125)      --
  Payment of dividends...................................       (142)      --
  Financing costs........................................     (1,742)      --
                                                          ----------  --------
Net cash provided by (used in) financing activities......    120,631    (4,892)
                                                          ----------  --------
Net change in cash.......................................          0         1
Cash beginning of period.................................          5         1
                                                          ----------  --------
Cash at end of period.................................... $        5  $      2
                                                          ==========  ========

          See accompanying Notes to Consolidated Financial Statements.

                         OMNIQUIP INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997
                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

1. UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

  The accompanying unaudited consolidated financial statements of OmniQuip International, Inc. (OmniQuip or the Company) have been prepared in accordance with the instructions for Form 10-Q and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. However, in the opinion of management, such information includes all adjustments, which consist only of normal and recurring adjustments, necessary for a fair presentation of the results of operations for the periods presented. Operating results for any quarter are not necessarily indicative of the results for any other quarter or for the full year. These statements should be read in conjunction with the Company's consolidated financial statements and notes to the consolidated financial statements included elsewhere in this Registration Statement on Form S-1.

2. ORGANIZATION

  OmniQuip owns 100% of the outstanding common stock of its subsidiaries, TRAK International, Inc. (TRAK), Lull International, Inc. (Lull), and Snorkel International, Inc. (Snorkel). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

  The accounts of the Company's foreign subsidiaries are maintained in their respective local currencies. The accompanying consolidated financial statements have been translated and adjusted to reflect U.S. dollars on the following basis. Assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the period. Adjustments resulting from the process of translating the consolidated amounts into U.S. dollars are accumulated in a separate translation adjustment account, included in stockholders' equity. Common stock and additional paid-in-capital are translated at historical U.S. dollar equivalents in effect at the date of acquisition. Foreign currency transaction gains and losses are included in earnings currently. The foreign currency transaction gains and losses for the quarter ended December 31, 1997 were not material.

3. SNORKEL ACQUISITION AND RELATED FINANCING

  On November 17, 1997, OmniQuip purchased certain net assets of the Snorkel Division of Figgie International Inc. (Snorkel), a Midwest based manufacturer of aerial work platforms and aerial fire apparatus, in a transaction to be accounted for under the purchase method of accounting. The cash purchase price of approximately $100,000 was financed by borrowing under a new $165,000 senior credit facility which replaced the Company's existing credit facility. The purchase price has been preliminarily allocated to the assets acquired and liabilities assumed based on estimated fair values; the excess of purchase price over the estimated fair value of net assets acquired at the date of acquisition (goodwill) approximated $59,000. The purchase price may be increased up to $50,000 based on Snorkel's net sales between April 1, 1998 and March 31, 1999; any such additional purchase price consideration is expected to result in additional goodwill for financial reporting purposes. Snorkel's results of operations are reflected in the accompanying financial statements from the date of acquisition.

  During November 1997 in connection with the acquisition of Snorkel, the Company entered into a new credit facility which replaced the existing Loan and Security Agreement. The new agreement provides for a $165,000 credit facility consisting of a $40,000 revolving credit facility which expires in 2004 and a $125,000 term loan. The term loan requires quarterly principal payment ranging from $2,500 to $6,250 commencing on

                         OMNIQUIP INTERNATIONAL, INC.

                               DECEMBER 31, 1997
           (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA) (UNAUDITED)

February 28, 1998 with final maturity on November 30, 2004. Borrowings under the agreement bear interest at prime or LIBOR plus 1.00% (7.00% at December 31, 1997). Amounts outstanding under the revolving credit facility and term loan at December 31, 1997 were $31,749 and $125,000. In conjunction with entering into the new credit facility, the Company recognized an extraordinary loss in November 1997 of $545 attributable to write-off of $916 of unamortized deferred financing fees, net of a related $371 tax benefit.

  The following table sets forth the pro forma information for OmniQuip as if the Snorkel acquisition had occurred on October 1, 1996. This information is unaudited and does not purport to represent actual net sales or income before extraordinary loss had the acquisition actually occurred on October 1, 1996.

                                          PRO FORMA INFORMATION (UNAUDITED)
                                      -----------------------------------------
                                      FOR THE THREE MONTHS FOR THE THREE MONTHS
                                      ENDED DEC. 31, 1997  ENDED DEC. 31, 1996
                                      -------------------- --------------------
   Net sales........................        $100,767             $93,567
   Income before extraordinary
    loss............................        $  4,670             $ 5,206
   Basic and diluted earnings per
    common share before
    extraordinary loss..............        $   0.32             $  0.46
   Basic weighted average shares....          14,255              11,250
   Diluted weighted average shares..          14,366              11,250

4. INVENTORIES

  Inventories consist of the following:

                                                          DEC. 30, SEPTEMBER 30,
                                                            1997       1997
                                                          -------- -------------
   Raw material and purchased components................. $34,218     $18,313
   Work-in-process.......................................   8,771       3,694
   Finished goods........................................  19,889       6,090
   Unbilled government contract costs....................   1,913       2,859
                                                          -------     -------
                                                          $64,791     $30,956
                                                          =======     =======

5. STOCK OPTIONS

  The Company has three stock option plans: the 1996 Long-Term Incentive Plan, the Directors Non-Qualified Stock Option Plan (Directors Plan) and the Executive Stock Option Plan.

  A summary of the status of the Company's 1996 Long-Term Incentive Plan and Directors Plan as of December 31, 1997 and the changes during the three months then ended is presented below:

                                                                WEIGHTED AVERAGE
                                                        SHARES   EXERCISE PRICE
                                                        ------- ----------------
   Outstanding at September 30, 1997................... 438,752      13.98
   Granted............................................. 185,396      17.48
   Exercised...........................................     --         --
   Forfeited...........................................     --         --
                                                        -------
   Outstanding at December 31 1997..................... 624,148      15.02
                                                        =======
   Exercisable at December 31, 1997....................     --         --

                         OMNIQUIP INTERNATIONAL, INC.

                               DECEMBER 31, 1997
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                  (UNAUDITED)


  At December 31, 1996 no options were granted under either plan. The exercise prices of the options granted above are equivalent to the market price of the Company's common stock on the date of grant. No performance stock awards have been granted under the 1996 Long-Term Incentive Plan as of December 31, 1997.

6. EARNINGS PER SHARE

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share", which changed the method of computation of earnings per share (EPS). SFAS 128 requires the computation of Basic EPS and Diluted EPS. Basic EPS is based on the weighted average number of outstanding common shares during the period but does not consider dilution for potentially dilutive securities. Diluted EPS reflects the effects of common equivalent shares consisting of outstanding stock options. The common equivalent shares arising from the effect of outstanding stock options were computed using the treasury stock method, if dilutive. EPS for the three months ended December 31, 1996 has been restated in accordance with SFAS 128, the effect of which was not material.

7. COMMITMENTS AND CONTINGENCIES

  The Company is included in various litigation consisting almost entirely of product and general liability claims arising in the normal course of business. The Company maintains insurance policies relative to product and general liability claims and has provided reserves for the estimated cost of the self-insured retention; accordingly, these actions, when ultimately concluded, are not expected to have a material adverse effect on the financial position or results of operations of the Company.

  The Company has financing arrangements with certain third-party financing institutions to facilitate dealer purchases of equipment under floor plan and rental fleet arrangements. The aggregate outstanding loan balance on a consolidated basis under these agreements was $55,100 at December 31, 1997. Under TRAK's agreements, TRAK either provides a back-up guarantee of dealer's credit or an undertaking to repurchase equipment at a discounted price at specified times or under specified circumstances. The aggregate outstanding loan balance under the TRAK agreements was $48,900 at December 30, 1997. TRAK's actual exposure under these financing arrangements is significantly less than the nominal amount outstanding. Aggregate losses under substantially all of the Company's guarantee obligations to third party lenders with respect to its TRAK dealers in each of calendar years 1997 and 1998 are limited to the greater of $1,500 or 5% of the loan balance at the previous calendar year end (approximately $2,800 for 1998).

  Lull is also a party to a retail finance agreement with a financing company, which provides Lull distributors with financing for equipment purchases from Lull. The financing company has also agreed to provide financing for distributors' purchases of Lull-produced equipment used as rental inventory by the distributors. Such contracts are arranged on an installment basis with a balloon payment by the distributor for the residual balance at the end of the term (typically due 48 months from date of shipment). In the event the distributor does not elect to pay or refinance the balloon payment, Lull has agreed to pay the residual amount if requested by the financing company. A secured interest in the equipment financed is maintained by the finance company. Aggregate outstanding loan balances under this agreement as of December 31, 1997 were approximately $6,200. This contingency would be reduced by proceeds from the sales of the equipment financed.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders ofOmniQuip International, Inc.

  In our opinion, the accompanying balance sheet and the related statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of TRAK International, Inc. at September 30, 1994 and the results of its operations and its cash flows for the fiscal year ended September 30, 1994, and for the period October 1, 1994 to August 16, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As explained in Note 9, the company changed its method of accounting for postretirement benefits other than pensions in the period ended August 16, 1995.

  As explained in Note 1, on August 16, 1995, OmniQuip International, Inc. acquired the issued and outstanding common stock of TRAK International, Inc.


Price Waterhouse LLP
St. Louis, Missouri
July 15, 1996

                            TRAK INTERNATIONAL, INC.

                                 BALANCE SHEET

                                                          SEPTEMBER 30, 1994
                                                        ----------------------
                                                        (DOLLARS IN THOUSANDS,
                                                        EXCEPT PER SHARE DATA)
ASSETS
Current assets:
  Cash.................................................        $    17
  Accounts receivable, net.............................         10,360
  Inventories..........................................          8,704
  Prepaid expenses and other current assets............          1,343
                                                               -------
    Total current assets...............................         20,424
Property, plant and equipment, net.....................          6,197
Other assets, net......................................          2,030
                                                               -------
                                                               $28,651
                                                               =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt....................        $ 7,986
  Current portion of long-term debt-related parties....          1,450
  Accounts payable.....................................          8,109
  Accrued liabilities..................................          2,619
                                                               -------
    Total current liabilities..........................         20,164
Long-term debt.........................................          1,616
Long-term debt-related parties.........................          1,350
Retiree healthcare compensation........................            --
Accrued incentive compensation.........................             37
Deferred income taxes..................................            439
                                                               -------
    Total liabilities..................................         23,606
                                                               -------
Commitments and contingencies (Notes 4, 11 and 13)
Class B mandatorily redeemable preferred stock, $1,000
 par value, 3,000 shares authorized; 3,000 shares
 issued and outstanding................................          3,262
                                                               -------
Stockholders' equity:
  Class A preferred stock, $500 par value, 2,000 shares
   authorized; 1,408 shares issued and outstanding.....            704
  Class C preferred stock, $1,000 par value, 5,000
   shares authorized; 1,110 shares issued and
   outstanding.........................................          1,110
  Common stock, $1 par value, 20,000 shares authorized;
   5,450 shares issued and outstanding.................              6
  Additional paid-in capital...........................             50
  Retained earnings....................................            346
  Less treasury stock at cost, 1,595 shares............           (433)
                                                               -------
    Total stockholders' equity.........................          1,783
                                                               -------
                                                               $28,651
                                                               =======

   The accompanying notes are an integral part of these financial statements.

                            TRAK INTERNATIONAL, INC.

                              STATEMENT OF INCOME

                                                                  FOR THE
                                                     FOR THE    PERIOD FROM
                                                   FISCAL YEAR  OCTOBER 1,
                                                      ENDED       1994 TO
                                                  SEPTEMBER 30, AUGUST 16,
                                                      1994         1995
                                                  ------------- -----------
                                                     (DOLLARS IN THOUSANDS)
Net sales........................................    $60,973      $75,401
Cost of sales....................................     47,208       57,707
                                                     -------      -------
Gross profit.....................................     13,765       17,694
Selling, general and administrative expenses.....      9,502       10,903
                                                     -------      -------
Operating income.................................      4,263        6,791
                                                     -------      -------
Other (income) expenses:
  Interest on indebtedness.......................        994        1,121
  Interest on indebtedness--related parties......        369          258
  Other finance charges..........................        864        1,320
  Other, net.....................................       (165)        (199)
                                                     -------      -------
                                                       2,062        2,500
                                                     -------      -------
Income before provision for income taxes and
 cumulative effect of change in accounting
 principle.......................................      2,201        4,291
Provision for income taxes.......................        876        1,762
                                                     -------      -------
Income before cumulative effect of change in
 accounting principle............................      1,325        2,529
Cumulative effect of change in accounting
 principles, net of income tax benefit of $167
 (Note 9) in 1995................................        --          (241)
                                                     -------      -------
Net income.......................................    $ 1,325      $ 2,288
                                                     =======      =======



     The accompanying notes are an integral of these financial statements.

                            TRAK INTERNATIONAL, INC.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
  FOR FISCAL YEAR ENDED SEPTEMBER 30, 1994 AND FOR THE PERIOD FROM OCTOBER 1,
                            1994 TO AUGUST 16, 1995

                                                                (ACCUMULATED
                           CLASS A   CLASS C         ADDITIONAL  DEFICIT)/
                          PREFERRED PREFERRED COMMON  PAID-IN     RETAINED   TREASURY
                            STOCK     STOCK   STOCK   CAPITAL     EARNINGS    STOCK   TOTAL
                          --------- --------- ------ ---------- ------------ -------- ------
                                                (DOLLARS IN THOUSANDS)
Balance, September 30,
 1993...................    $704     $1,110    $ 6     $   50      $ (470)    $(380)  $1,020
Nonmonetary exchange for
 Class A preferred stock
 (Note 8)...............                                                        (50)     (50)
Repurchase of Class A
 preferred stock (Note
 8).....................                                                         (3)      (3)
Dividends on Class B and
 Class C preferred
 stock..................                                             (247)              (247)
Accretion to Class B
 preferred stock........                                             (262)              (262)
Net income..............     --         --     --         --        1,325       --     1,325
                            ----     ------    ---     ------      ------     -----   ------
Balance, September 30,
 1994...................     704      1,110      6         50         346      (433)   1,783
Dividends on Class B and
 Class C preferred
 stock..................                                             (191)              (191)
Redemption of
 convertible notes
 (Notes 3 and 8)........                         1        997                            998
Accretion to Class B
 preferred stock........                                             (530)              (530)
Net income..............     --         --     --         --        2,288       --     2,288
                            ----     ------    ---     ------      ------     -----   ------
Balance, August 16,
 1995...................    $704     $1,110    $ 7     $1,047      $1,913     $(433)  $4,348
                            ====     ======    ===     ======      ======     =====   ======



   The accompanying notes are an integral part of these financial statements.

                            TRAK INTERNATIONAL, INC.

                            STATEMENT OF CASH FLOWS

                                                          FOR THE
                                                        FISCAL YEAR  OCTOBER 1,
                                                           ENDED      1994 TO
                                                       SEPTEMBER 30, AUGUST 16,
                                                           1994         1995
                                                       ------------- ----------
                                                        (DOLLARS IN THOUSANDS)
Cash flows from operating activities:
  Net income..........................................    $ 1,325     $ 2,288
  Adjustments to reconcile net income to net cash
   (used in) provided by operating activities:
    Depreciation......................................        666         726
    Amortization......................................        230         226
    Deferred income tax provision.....................        139        (835)
    Accrued incentive compensation....................         37         166
    Retiree healthcare obligation.....................                    408
    Other.............................................        (98)         63
    (Increase) decrease in current assets:
      Accounts receivable, net........................     (4,283)     (1,419)
      Inventories.....................................        881      (5,348)
      Prepaid expenses and other current assets.......       (140)       (294)
    Increase (decrease) in current liabilities:
      Accounts payable................................      3,116       3,158
      Accrued liabilities.............................        615       1,520
    (Increase) decrease in notes receivable...........        509        (125)
                                                          -------     -------
Net cash (used in) provided by operating activities...      2,997         534
                                                          -------     -------
Cash flows from investing activities:
  Capital expenditures, net...........................     (1,400)     (3,030)
  Investment in other assets..........................       (251)       (437)
                                                          -------     -------
Net cash used in investing activities.................     (1,651)     (3,467)
                                                          -------     -------
Cash flows from financing activities:
  Net proceeds from revolving line of credit..........         28       2,819
  Proceeds from issuance of long-term debt............        450       3,200
  Payments on long-term debt..........................     (1,405)     (2,911)
  Payment of preferred stock dividends................       (415)       (191)
                                                          -------     -------
Net cash provided by (used in) financing activities...     (1,342)      2,917
                                                          -------     -------
Net increase (decrease) in cash.......................          4         (16)
Cash at beginning of period...........................         13          17
                                                          -------     -------
Cash at end of period.................................    $    17     $     1
                                                          =======     =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest on indebtedness..........................    $ 1,019     $ 1,487
                                                          =======     =======
    Income taxes......................................    $   531     $ 2,864
                                                          =======     =======
Supplemental schedule of noncash investing and
 financing activities:
  Redemption of convertible notes (Notes 3 and 8).....    $   --      $   998
                                                          =======     =======
  Receipt of Class A preferred stock in exchange for
   accounts receivable (Note 8).......................    $    53     $   --
                                                          =======     =======

   The accompanying notes are an integral part of these financial statements.

                           TRAK INTERNATIONAL, INC.

                         NOTES TO FINANCIAL STATEMENTS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

1. MERGER

  On August 16, 1995, OmniQuip International, Inc. (OmniQuip), a Delaware corporation and a 92% owned investee company of Harbour Group Investments III, L.P., (HGI III L.P.), acquired the issued and outstanding stock of TRAK International, Inc. (the Company).

  The aggregate consideration (purchase price) paid by OmniQuip for the Company totaled approximately $30,400, including assumed liabilities of $17,800. The acquisition was financed through a $6,000 equity contribution by HGI III L.P., a $2,000 subordinated note payable to HGI III L.P., a $5,000 senior subordinated note payable to an insurance company and approximately $17,400 under credit agreements with certain financial institutions. All preacquisition debt outstanding, preferred stock, stock warrants and stock options of the Company at August 16, 1995 were settled or paid in connection with the acquisition. The acquisition agreement also provides for contingent consideration to be paid to the former common stockholders of the Company by OmniQuip should certain future requirements be met.

  The accompanying financial statements of the Company have been prepared on a preacquisition basis of accounting and do not reflect the effects of the acquisition by OmniQuip or the related financing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The accounting policies utilized by the Company require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates. The significant accounting policies followed by the Company are described below and are in conformity with generally accepted accounting principles.

 Business

  The Company is principally engaged in the manufacture and sale of telescopic material handlers and skid steer loaders to commercial customers and the U.S. Army.

 Revenue recognition

  Revenue is recognized upon shipment to the customer. Costs and related expenses to manufacture the products are recorded as costs of sales when the related revenue is recognized.

 Cash and cash equivalents

  For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Overdrafts on the Company's disbursement accounts totaling approximately $1,108 at September 30, 1994 are included in accounts payable.

 Relationship with suppliers

  The Company purchases several of its key component parts primarily from specific suppliers. The Company believes that the supply of these components and the number of alternative suppliers are adequate.

 Inventories

  Inventories are stated at the lower of cost, determined using the first-in, first-out (FIFO) method, or market. Obsolete or unsalable inventories are reflected at their estimated realizable values.

                           TRAK INTERNATIONAL, INC.

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


 Property, plant and equipment

  Property, plant and equipment is recorded at cost and is depreciated using the straight-line method over the estimated useful lives of the assets which range from 3 to 29 years.

  Expenditures for repairs, maintenance and minor renewals are charged to income as incurred. Expenditures which improve an asset or extend its estimated useful life are capitalized. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

 Other noncurrent assets

  Other noncurrent assets include net notes receivable outstanding due from related parties of $397 at September 30, 1994. These notes bear interest at rates ranging from approximately 7.5% to 8.0%.

  Other noncurrent assets include two 50% equity investments in dealers of the Company's products. In accordance with Accounting Principles Board Opinion
(APB) No. 18, "The Equity Method of Accounting for Investments in Common Stock," the carrying amount of the investments is adjusted to recognize the Company's share of the earnings or losses of the investee. In the determination of the Company's share of earnings or losses, all significant intercompany profit in inventory on hand at these unconsolidated subsidiaries is eliminated. The carrying value of the equity investments totaled $711 at September 30, 1994. Equity earnings from these investments totaled $148 and $0 or the periods ended September 30, 1994 and August 16, 1995, respectively. Such equity earnings are presented in other non-operating income in the accompanying financial statements.

  Other noncurrent assets also include intangible assets, primarily consisting of tradename and drawings, which are stated at cost of $922 at September 30, 1994 and which are being amortized on a straight--line basis over varying lives from five to twenty-five years.

 Research and development costs

  Research and development costs are expensed as incurred. Such costs incurred in the development of new products or significant improvements to existing products totaled approximately $364 and $416 for the periods ended September 30, 1994 and August 16, 1995, respectively.

 Warranty costs

  The company provides, by a current charge to income, an amount it estimates will be necessary to cover future warranty obligations for products sold during the year. The Company also provides for specific warranty obligations as necessary and appropriate.

 Income taxes

  Effective October 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." The adoption of SFAS 109 changed the Company's method of accounting for income taxes from the deferred method of (APB No. 11) to an asset and liability approach. The asset and liability approach requires that deferred income taxes be provided for temporary differences between the income tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes.

 Fair value of financial instruments

  The Company records all financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, other accruals and notes payable, at cost which approximates fair value.

                           TRAK INTERNATIONAL, INC.

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


 Reporting periods

  The Company's fiscal year ends on September 30 of each year. Fiscal year 1995 represents the period from October 1, 1994 through August 16, 1995 (the date immediately preceding the merger described in Note 1).

 Earnings per share information

  Given the historical organization and capital structure of the Company, earnings per share information is not considered meaningful or relevant and has not been presented in the accompanying financial statements or the notes thereto.

3. FINANCING

  Long-term debt consists of the following:

                                                                  SEPTEMBER 30,
                                                                      1994
                                                                  -------------
   UNSUBORDINATED DEBT:
   Revolving line of credit--demand note, interest due monthly at the bank's prime rate plus 1.15 - 2.15% based on
    components of the borrowing base (8.75% to 9.75% per annum at September 30, 1994), secured by certain accounts
    receivable and inventories..................................     $ 7,335
   Instalment notes payable--principal in the aggregate of $54, plus interest, due in monthly instalments as defined in the notes; secured by certain machinery, equipment, and real
    estate......................................................       2,267
   SUBORDINATED DEBT:
   Convertible note payable--principal due August 9, 1995;
    interest due quarterly at 15% per annum; converted to common
    stock on August 9, 1995.....................................         250
   Convertible note payable--principal due August 9, 1995;
    interest due quarterly at 15% per annum; converted to common
    stock on August 9, 1995.....................................         750
   Note payable--remainder due in 4 equal annual instalments
    commencing November 1994, interest due quarterly at 9% per
    annum.......................................................       1,200
   Note payable--remainder due in 4 equal annual instalments
    commencing June 1995, due quarterly at 11 3/8% per annum....         600
                                                                     -------
                                                                      12,402
   Less--Current portion of long-term debt......................       9,436
                                                                     -------
                                                                     $ 2,966
                                                                     =======

  The Company maintained a Loan and Security Agreement with a bank which provided for a revolving line of credit facility and instalment notes. The revolving line of credit facility provided for borrowings of up to the lesser of $12,000 or a borrowing base formula defined as, 85% of eligible receivables plus the lesser of (a) $5,500, or (b) 70% of qualified finished goods inventory plus 50% of qualified raw materials, components and service parts inventory as defined in the agreement. Borrowings under this line of credit were evidenced by demand instruments and bore interest at the bank's prime rate plus 1.15% except for advances based upon amounts due from customers with instalment payment or consignment like terms, which bore interest at the

                           TRAK INTERNATIONAL, INC.

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

bank's prime rate plus 2.15% (no such advances were outstanding at September 30, 1994). Amounts outstanding thereunder totaled $7,335 at September 30, 1994. The Company had $187 in outstanding letters of credit at September 30, 1994.

  Effective April 4, 1995, the Company entered into three amended and restated instalment notes payable in the amounts of $1,400, $1,530, and $270 which replaced the existing instalment notes. With respect to the $1,530 note described above, $600 of such note will not be funded until certain requirements have been met related to the Company's expansion at its facility in Port Washington, Wisconsin. The amended and restated notes bore interest at the bank's prime rate plus 1.15% and were due in equal monthly principal payments of $93, $64, and $11, respectively, which commenced May 1, 1995. Effective July 10, 1995, the Company entered into a fourth instalment note payable in the amount of $574 under the Loan and Security Agreement. This note also bore interest at the bank's prime rate plus 1.15% and was due in equal monthly principal payments of $10, which commenced August 1, 1995.

  The Company's borrowing agreements contained restrictions and requirements, including limitations on capital expenditures, new indebtedness, achievement of certain earnings levels, maintenance of working capital amounts, and limitations on dividend payments, among others.

  Under the terms of the convertible notes payable agreements, such debt effectively was converted to common stock of the Company prior to August 16, 1995. See Note 8 for further discussion. All remaining outstanding debt was repaid on August 16, 1995 as a part of the acquisition described in Note 1 with the proceeds of new borrowings.

  Maturities of long-term debt for each of the fiscal years subsequent to September 30, 1994 under terms in existence at September 30, 1994 (as noted above, all outstanding debt was repaid on August 16, 1995 in connection with the acquisition described in Note 1).

   1995................................................................. $ 9,436
   1996.................................................................   1,101
   1997.................................................................   1,101
   1998.................................................................     764
                                                                         -------
                                                                         $12,402
                                                                         =======

4. LEASE COMMITMENTS

  The Company leases certain of its equipment and automobiles under noncancelable lease agreements. These leases have been accounted for as operating leases.

  Minimum lease payments under long-term operating leases in effect at August 16, 1995 are as follows:

   1996.................................................................... $298
   1997....................................................................   95
   1998....................................................................   24
                                                                            ----
                                                                            $417
                                                                            ====

  Rent expense under all operating leases for the periods ended September 30, 1994 and August 16, 1995 was approximately $318 and $301, respectively.

                            TRAK INTERNATIONAL, INC.

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

5. INCOME TAXES

  The provision for income taxes is summarized as follows for the periods ended:

                                                        SEPTEMBER 30, AUGUST 16,
                                                            1994         1995
                                                        ------------- ----------
   Current tax expense:
     Federal...........................................     $565        $2,056
     State.............................................      172           374
                                                            ----        ------
       Total current...................................      737         2,430
                                                            ----        ------
   Deferred tax expense (benefit):
     Federal...........................................      111          (703)
     State.............................................       28          (132)
                                                            ----        ------
       Total deferred..................................      139          (835)
                                                            ----        ------
   Provision for income taxes..........................     $876        $1,595
                                                            ====        ======

  Deferred taxes are comprised of the following:

                                                                   SEPTEMBER 30,
                                                                       1994
                                                                   -------------
   Deferred tax assets:
     Accruals and other reserves..................................    $  706
     Inventories..................................................       276
     Other........................................................        86
                                                                      ------
       Gross deferred tax assets..................................     1,068
                                                                      ------
   Deferred tax liabilities:
     Property, plant and equipment................................       552
     Other........................................................        78
                                                                      ------
   Gross deferred tax liabilities.................................       630
                                                                      ------
   Net deferred tax asset.........................................    $  438
                                                                      ======
   Current deferred tax asset.....................................    $  877
   Long-term deferred tax liability...............................      (439)
                                                                      ------
   Net deferred tax asset.........................................    $  438
                                                                      ======

  The income tax provision differs from the amount of expense determined by applying the applicable U.S. statutory federal income tax rate to pre-tax results as a result of the following differences for the periods ended:

                                                       SEPTEMBER 30, AUGUST 16,
                                                           1994         1995
                                                       ------------- ----------
   Statutory rate.....................................     34.0%        34.0%
   Non-temporary differences:
     State tax provision, net.........................      6.0          3.7
     Other............................................     (0.2)         3.4
                                                           ----         ----
       Total provision................................     39.8%        41.1%
                                                           ====         ====

                           TRAK INTERNATIONAL, INC.

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

6. RETIREMENT PLANS

  The Company offers all full-time non-union employees who have completed six months of service a retirement savings plan under Section 401(k) of the Internal Revenue Code. The Company also offers all union employees who have completed 30 days of service a retirement savings plan under Section 401(k) of the Internal Revenue Code. On December 13, 1994, the Board of Directors approved a non-elective Company contribution of 1% of the compensation paid during fiscal 1994 to each active participant (union and non-union) who was employed by the Company as of August 31, 1994. For the periods ended September 30, 1994 and August 16, 1995, Company contributions totaled $726 and $822, respectively.

7. CLASS B MANDATORILY REDEEMABLE PREFERRED STOCK

  The mandatorily redeemable preferred stock carries a 6% cumulative dividend rate, payable quarterly based upon the liquidation value of such stock. Liquidation value is defined as $1,000 per share plus any dividends in arrears.

  Under the original terms of the Class B mandatorily redeemable preferred stock, the Company is required to redeem all Class B preferred shares at October 31, 1995 at a price per share equal to the liquidation value plus twenty percent of the Company's cumulative net income divided by 3,000. The Company is accreting these shares to their currently estimated redemption price, using the effective interest method over the period to the date of redemption. For the periods ended September 30, 1994 and August 16, 1995, such accretion charged to retained earnings approximated $262 and $530, respectively. The holder of this preferred stock is also entitled to convert, at any time, each share into 1.829 shares of common stock. The holder of the Class B preferred stock is entitled to one vote per common share which would be issuable upon conversion of the preferred stock. The Company may force conversion at the time of a public offering by the Company of its common stock. The Class B mandatorily redeemable preferred stock has priority over Class A preferred stock and common stock upon liquidation of the Company, to the extent of liquidation value. In addition, Class B mandatorily redeemable preferred stock has preference over Class C convertible redeemable preferred stock, up to an amount equal to 63% of the liquidation value of the outstanding Class B shares.

  The Company had reserved 5,487 shares of common stock for issuance upon conversion. The mandatorily redeemable preferred stock was settled in connection with the merger described in Note 1.

8. SHAREHOLDERS' EQUITY

 Class A preferred stock

  The holders of this preferred stock are entitled to convert, at any time, their shares into shares of common stock on a one-for-one basis. The Company may force conversion at the time of a public offering by the Company of its common stock. The Class A preferred stock has priority over common stock upon liquidation of the Company, to the extent of liquidation value. Each share of Class A preferred stock is entitled to one vote.

  The Company had reserved 1,408 shares of common stock for issuance upon conversion.

 Class C convertible preferred stock

  The convertible preferred stock carries a 6% cumulative dividend rate, payable quarterly based upon the liquidation value of the stock. Liquidation value is defined as $1,000 per share plus any dividends in arrears.

  The holders of the Class C preferred stock are entitled to convert at any time prior to September 15, 1995, each share into 1.11 shares of common stock. The holder of this Class C preferred stock is entitled to one vote

                           TRAK INTERNATIONAL, INC.

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

per common share which would be issuable upon conversion of the preferred stock. On or after September 15, 1995, the Company has the option to redeem the Class C preferred shares, in whole or in part, at a price per share equal to the liquidation value. The Class C convertible preferred stock has priority over Class A preferred stock and common stock upon liquidation of the Company, to the extent of liquidation value.

  The Company has reserved 1,234 shares of common stock for issuance upon conversion.

 Common stock

  Each share of common stock is entitled to one vote. On August 9, 1995, the Company's convertible notes payable were converted to 1,110 shares of Common Stock.

 Additional paid-in capital

  On August 9, 1995, the Company's convertible notes payable were converted, based on the terms of their respective agreements, at $900 per share into 1,110 shares of common stock and $997 of additional paid-in capital.

 Treasury stock

  During the period ended September 30, 1994, the Company repurchased five shares of its Class A preferred stock for cash and took receipt of 100 shares of its Class A preferred stock in exchange for forgiveness of outstanding past-due receivable amounts from a customer.

 Stock warrants

  The holders of the convertible subordinated notes outstanding at September 30, 1994 (see Note 3) also hold warrants to purchase an aggregate total of 320 shares of the Company's common stock at a price of $940 per share. These warrants are exercisable any time and expire on the earlier of a) the date no further amounts remain outstanding under the convertible subordinated notes payable or b) the closing of a registered offering of Company common stock.

 Stock options

  Certain of the Company's officers have been granted options to purchase an aggregate total of 600 shares of the Company's common stock at a price between $750 and $940 per share as set forth in the respective common stock option agreements. These options are exercisable immediately and terminate between 2001 and 2003.

  At September 30, 1994, no options were exercised.

  All of the above-described preferred stock, stock warrants and stock options were settled in connection with the merger described in Note 1.

9. POSTRETIREMENT BENEFITS

  The Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions," (OPEB or SFAS 106) at October 1, 1994. This standard requires recognition of the cost of providing postretirement benefits during an employee's period of service.

                           TRAK INTERNATIONAL, INC.

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


  The Company provides health care and life insurance benefits for certain employees who retired prior to November 13, 1987 (less than 100 retirees at September 30, 1994). Management plans to fund the premiums as incurred, net of reimbursements received by plan participants.

  In the period ended August 16, 1995, the Company recorded a $408 accrued postretirement benefit obligation, which represents a change in accounting principle. There are no plan assets. For measurement purposes, a 10.5% annual rate of increase in health care premiums was assumed for 1995; this rate was assumed to decrease 1% per year to 5.5% in 2000 and remain at that level thereafter. The weighted average discount rate used to determine the accumulated postretirement benefit obligation was 7.5% at August 16, 1995. The obligation was calculated utilizing the 1983 group annuity mortality tables for males and females. The annual periodic postretirement benefit cost for the plan year beginning July 1, 1995 will approximate $29.

10. RELATED PARTIES

  Several of the Company's shareholders are dealers in the Company's equipment. Sales of equipment to these dealers approximated $13,672 and $17,303 for the periods ended September 30, 1994 and August 16, 1995, respectively. One of the Company's shareholders supplies inventory to the Company. Purchases of inventory from this shareholder amounted to $2,479 and $4,166 for the periods ended September 30, 1994 and August 16, 1995, respectively. Management believes these transactions to be at arms-length.

  The Company had trade receivables from related parties of $2,235 at September 30, 1994. The company also had trade payables to related parties of $294 at September 30, 1994.

  The holders of the Company's convertible notes payable described in Note 3 also own the Company's Class B mandatorily redeemable preferred stock and hold stock warrants. The holders of the company's other subordinated notes payable own the Company's Class C preferred stock.

  See also discussion of other noncurrent assets in Note 2.

11. CUSTOMER FINANCING ARRANGEMENTS

  The Company has financing arrangements with certain third-party financing institutions to facilitate dealer purchases of equipment under a floor plan arrangement. The Company is obligated to repurchase the outstanding loan balance of a dealer in the event of default by the dealer which is not cured by such dealer within a 90-day period. A security interest in the equipment financed is maintained by the finance companies. Aggregate outstanding loan balances under these agreements at September 30, 1994 approximated $22,390. Aggregate losses under one of the arrangements for calendar year 1995 are limited to 25% of the outstanding loan balance at December 31, 1994. The outstanding loan balance at December 31, 1994 under this arrangement approximated $24,841.

  The Company maintains a reserve for potential repurchases of loans in default under the floor plan arrangements described above. This reserve is included in other current liabilities and totaled approximately $47 and $177 at September 30, 1994 and August 16, 1995, respectively. The related provision charged to operations totaled approximately $148 and $151 for the periods ended September 30, 1994 and August 16, 1995, respectively.

  In conjunction with these floor plan arrangements, the Company incurs dealer-related finance charges at varying rates up to a maximum of six months. The finance charges incurred by the Company for the periods

                           TRAK INTERNATIONAL, INC.

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

ended September 30,1994 and August 16, 1995 for all outstanding customer financing arrangements totaled $864 and $1,320, respectively.

12. CONCENTRATIONS OF CREDIT

  The Company principally sells its products through a distribution network and performs ongoing credit evaluations of its dealers and distributors. The Company maintains reserves for potential credit losses and historically such losses have been within management's expectations. At September 30, 1994, the company's five largest dealers and distributors represented approximately 21% of trade receivables. In addition, sales to such dealers and distributors for the periods ended September 30, 1994 and August 16, 1995 approximated 23% and 22%, respectively, of the Company's net sales.

13. CONTINGENCIES

  The Company is included in various litigation consisting almost entirely of product and general liability claims arising in the normal course of business. The Company maintains insurance policies relative to product and general liability claims and has provided reserves for the estimated cost of the self-insured retention; accordingly, these actions, when ultimately concluded, are not expected to have a material adverse effect on the financial position or results of operations of the Company.

14. SUPPLEMENTAL BALANCE SHEET INFORMATION

                                                              SEPTEMBER 30, 1994
                                                              ------------------
   ACCOUNTS RECEIVABLE, NET:
   Trade receivables.........................................      $10,385
   Less allowance for doubtful receivables...................         (162)
   Other receivables.........................................          137
                                                                   -------
                                                                   $10,360
                                                                   =======
   INVENTORIES:
   Finished goods............................................      $ 4,267
   Work in process...........................................        1,751
   Raw materials.............................................        2,686
                                                                   -------
                                                                   $ 8,704
                                                                   =======
   PREPAID EXPENSES AND OTHER CURRENT ASSETS:
   Deferred income taxes.....................................      $   877
   Other.....................................................          466
                                                                   -------
                                                                   $ 1,343
                                                                   =======

                           TRAK INTERNATIONAL, INC.

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                            SEPTEMBER 30, 1994
                                                            ------------------
   PROPERTY, PLANT AND EQUIPMENT, NET:
   Machinery and equipment.................................      $ 5,775
   Buildings and building improvements.....................        3,095
   Land and land improvements..............................          263
   Construction in progress................................          201
                                                                 -------
   Total property, plant and equipment, at cost............        9,334
   Less: accumulated depreciation..........................       (3,137)
                                                                 -------
                                                                 $ 6,197
                                                                 =======
   ACCRUED LIABILITIES:
   Accrued employee compensation and benefits, including
    taxes..................................................      $   880
   Accrued warranty........................................          638
   Accrued compensation....................................          389
   Product liability reserves..............................          264
   Other...................................................          448
                                                                 -------
                                                                 $ 2,619
                                                                 =======

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

  Summarized quarterly financial data for fiscal 1994 and 1995 appears below:

                                                                NET INCOME
                                 NET SALES     GROSS PROFIT       (LOSS)
                              --------------- --------------- ---------------
                               1994   1995(1)  1994   1995(1)  1994   1995(1)
                              ------- ------- ------- ------- ------  -------
   First quarter............. $10,210 $17,821 $ 1,692 $ 4,223 $ (888) $   38(2)
   Second quarter............  15,628  22,914   3,606   5,288    876     867
   Third quarter.............  18,676  24,229   4,599   5,671    758     850
   Fourth quarter............  16,459  10,437   3,868   2,512    579     533
                              ------- ------- ------- ------- ------  ------
                              $60,973 $75,401 $13,765 $17,694 $1,325  $2,288
                              ======= ======= ======= ======= ======  ======

--------
(1) Amounts are for the period from October 1, 1994 through August 16, 1995, the period preceding the acquisition described in Note 1.
(2) In October 1994, TRAK adopted Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). The cumulative effect of adopting SFAS 106 was to record a charge of $408, less applicable income tax benefits of $167.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Figgie International Inc.:

  We have audited the accompanying combined statements of assets, liabilities, and divisional equity of the Snorkel division of Figgie International Inc. (as defined in Note 1) (the Division), as of December 31, 1996 and 1995, and the related combined statements of revenue and certain expenses, changes in divisional equity, and cash flows for each of the three years in the period ended December 31, 1996. These statements are the responsibility of the Division's management. Our responsibility is to express an opinion on the statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  The accompanying statements of the Division were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in this Registration Statement on Form S-1 of OmniQuip International, Inc.) and, as described in Note 1, are not intended to be a complete presentation of the entity's assets, liabilities, revenues and expenses.

  In our opinion, the statements referred to above present fairly, in all material respects, the combined assets, liabilities and divisional equity of the Snorkel division of Figgie International Inc. as of December 31, 1996 and 1995, and its combined revenue and certain expenses, cash flows and changes in divisional equity for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


Arthur Andersen LLP
Kansas City, Missouri,
November 20, 1997

                              SNORKEL DIVISION OF
                           FIGGIE INTERNATIONAL INC.
                                    (NOTE 1)

       COMBINED STATEMENTS OF ASSETS, LIABILITIES, AND DIVISIONAL EQUITY
                           DECEMBER 31, 1996 AND 1995

                                                         1996         1995
                                                      -----------  -----------
                       ASSETS
CURRENT ASSETS:
  Cash............................................... $ 1,014,000  $   348,000
  Accounts receivable, net of allowance for doubtful
   accounts of $160,000 and $129,000 for 1996 and
   1995, respectively................................  11,954,000   13,379,000
  Inventory--
    Raw materials and WIP............................  18,434,000   11,371,000
    Finished goods...................................   8,027,000    8,549,000
                                                      -----------  -----------
                                                       26,461,000   19,920,000
  Prepaid expenses...................................     136,000      156,000
                                                      -----------  -----------
      Total current assets...........................  39,565,000   33,803,000
PROPERTY AND EQUIPMENT:
  Land and improvements..............................     507,000      497,000
  Building and improvements..........................   6,611,000    6,004,000
  Machinery and equipment............................  13,201,000   10,026,000
  Furniture and fixtures.............................     229,000      117,000
  Construction-in-process............................         --        31,000
                                                      -----------  -----------
                                                       20,548,000   16,675,000
    Less--Accumulated depreciation...................  (7,097,000)  (5,024,000)
                                                      -----------  -----------
                                                       13,451,000   11,651,000
  Goodwill...........................................  14,094,000   14,569,000
  Other assets.......................................      91,000       91,000
                                                      -----------  -----------
      Total assets................................... $67,201,000  $60,114,000
                                                      ===========  ===========
          LIABILITIES AND DIVISIONAL EQUITY
CURRENT LIABILITIES:
  Checks outstanding in excess of cash balance....... $       --   $   880,000
  Accounts payable...................................  10,570,000   13,227,000
  Accrued salaries...................................   2,044,000    1,253,000
  Accrued expenses...................................     465,000      784,000
  Accrued taxes other than federal income tax........   1,436,000      972,000
                                                      -----------  -----------
      Total current liabilities......................  14,515,000   17,116,000
DIVISIONAL EQUITY
                                                       52,686,000   42,998,000
                                                      -----------  -----------
      Total liabilities and divisional equity........ $67,201,000  $60,114,000
                                                      ===========  ===========

        The accompanying notes are an integral part of these statements.

                              SNORKEL DIVISION OF
                           FIGGIE INTERNATIONAL INC.
                                    (NOTE 1)

              COMBINED STATEMENTS OF REVENUE AND CERTAIN EXPENSES
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994

                                            1996          1995         1994
                                        ------------  ------------  -----------
NET SALES.............................. $158,496,000  $129,984,000  $87,046,000
COST OF SALES..........................  123,561,000   106,532,000   75,563,000
                                        ------------  ------------  -----------
    Gross profit.......................   34,935,000    23,452,000   11,483,000
OPERATING EXPENSES:
  Selling..............................    4,277,000     3,376,000    2,563,000
  General and administrative...........    5,843,000     4,952,000    2,436,000
  Research and development.............    2,737,000     2,540,000    2,153,000
                                        ------------  ------------  -----------
    Operating income...................   22,078,000    12,584,000    4,331,000
INTEREST:
  Income...............................       36,000        18,000       14,000
  Expense..............................      (87,000)      (21,000)     (22,000)
OTHER INCOME (EXPENSE).................      610,000      (252,000)   9,762,000
                                        ------------  ------------  -----------
REVENUE IN EXCESS OF EXPENSES.......... $ 22,637,000  $ 12,329,000  $14,085,000
                                        ============  ============  ===========




        The accompanying notes are an integral part of these statements.

                              SNORKEL DIVISION OF
                           FIGGIE INTERNATIONAL INC.
                                    (NOTE 1)

              COMBINED STATEMENTS OF CHANGES IN DIVISIONAL EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                            1996         1995          1994
                                        ------------  -----------  ------------
BALANCE, beginning of year............. $ 42,998,000  $35,096,000  $ 35,748,000
  Revenue in excess of expenses........   22,637,000   12,329,000    14,085,000
  Cumulative translation adjustment....      411,000       69,000       225,000
  Cash transfers to parent, net........  (13,360,000)  (4,496,000)  (14,962,000)
                                        ------------  -----------  ------------
BALANCE, end of year................... $ 52,686,000  $42,998,000  $ 35,096,000
                                        ============  ===========  ============





        The accompanying notes are an integral part of these statements.

                              SNORKEL DIVISION OF
                           FIGGIE INTERNATIONAL INC.
                                    (NOTE 1)

                       COMBINED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                           1996         1995          1994
                                       ------------  -----------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Revenue in excess of expenses....... $ 22,637,000  $12,329,000  $ 14,085,000
  Adjustments to reconcile revenue in
   excess of expenses to cash provided
   by operating activities--
    Depreciation......................    2,073,000    2,667,000       905,000
    Amortization of goodwill..........      475,000      475,000       475,000
    (Increase) decrease in accounts
     receivable.......................    1,425,000   (5,969,000)   (3,149,000)
    (Increase) decrease in
     inventories, net.................   (6,541,000)  (2,519,000)      389,000
    Decrease in other assets..........       20,000       20,000     3,298,000
    Increase (decrease) in
     liabilities......................   (2,190,000)   3,678,000     2,803,000
                                       ------------  -----------  ------------
      Net cash provided by operating
       activities.....................   17,899,000   10,681,000    18,806,000
                                       ------------  -----------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and
   equipment..........................   (3,873,000)  (6,341,000)   (3,759,000)
                                       ------------  -----------  ------------
      Net cash used in investing
       activities.....................   (3,873,000)  (6,341,000)   (3,759,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash transfers to Parent, net.......  (13,360,000)  (4,496,000)  (14,962,000)
                                       ------------  -----------  ------------
      Net cash used in financing
       activities.....................  (13,360,000)  (4,496,000)  (14,962,000)
NET INCREASE (DECREASE) IN CASH.......      666,000     (156,000)       85,000
CASH, beginning of period.............      348,000      504,000       419,000
                                       ------------  -----------  ------------
CASH, end of period................... $  1,014,000  $   348,000  $    504,000
                                       ============  ===========  ============


        The accompanying notes are an integral part of these statements.

                              SNORKEL DIVISION OF
                           FIGGIE INTERNATIONAL INC.
                                   (NOTE 1)

                    NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

1. NATURE AND ORGANIZATION OF BUSINESS:

  The Snorkel division (the Division), a division of Figgie International Inc. (the Parent), manufactures self-propelled aerial work platforms, such as telescopic and articulating booms and scissorlifts for use in construction and maintenance activities. Snorkel also fabricates and services booms that are mounted on fire apparatus to deliver large quantities of water from elevated positions. The Division includes the operations of the Parent's subsidiaries in Australia and New Zealand. The Division's foreign operations accounted for approximately $27,435,000, $19,005,000 and $13,054,000 of net sales,
$5,388,000, $3,702,000 and $2,222,000 of operating income, and $13,485,000,
$11,101,000 and $7,238,000 of total assets in 1996, 1995, and 1994, respectively.

  The statements have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in this Registration Statement on Form S-1 of OmniQuip International, Inc.) and are not intended to be a complete presentation of the Division's assets, liabilities, revenues and expenses. These statements reflect the revenues and expenses of the Division, including those direct expenses of the Division that are paid by the Parent and charged directly to the Division. Certain expenses incurred by the Parent have not been allocated to the Division. These expenses include corporate legal, treasury, and tax services. Additionally, the taxable income of the U.S. portion of Division is included in the consolidated U.S. tax return of the Parent. As a result, the Parent has allocated no U.S. income tax expense or related current or deferred tax assets or liabilities to the Division. The U.S. operation of the Division is not an income tax reporting entity nor does it have a tax-sharing agreement with the Parent. Income tax liabilities or benefits attributable to the Division are recorded by the Parent.

  The Parent utilizes a centralized cash management system for certain of its operations, including the Division. Cash distributed to or advanced from the Parent has been reflected as a decrease or increase in divisional equity in the accompanying statements. The cash transfers (to) from the Parent, net for 1996, 1995 and 1994 consist entirely of such transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Property and Equipment

  Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

           Buildings.......................... 20 to 50 years
           Building improvements..............  2 to 20 years
           Machinery and equipment............   3 - 12 years
           Furniture and fixtures.............   5 - 10 years

 Inventories

  Manufacturing inventories are stated at the lower of first-in, first-out
(FIFO) method or market and include the cost of material, labor and overhead used in the manufacturing process.

 Goodwill

  Goodwill of $18,329,000 at December 31, 1996 and 1995, represents costs in excess of net assets of purchased businesses, and is amortized over a 40-year life. At December 31, 1996 and 1995, accumulated goodwill amortization was $4,235,000 and $3,760,000, respectively.

                              SNORKEL DIVISION OF
                           FIGGIE INTERNATIONAL INC.
                                   (NOTE 1)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1996


 Foreign Operations

  The statements of assets, liabilities and divisional equity of the Division's foreign entities are translated into U.S. dollars using the exchange rate in effect at year-end. Cumulative foreign currency translation adjustment is included in divisional equity.

  The Division's foreign entities file tax returns in their respective countries. The amount of tax expense relating to the Division's foreign operations was $1,234,000, $1,238,000 and $335,000 in 1996, 1995 and 1994,
respectively. The accompanying statements do not include a provision for these charges.

 Self-Insurance Liabilities

  The Division is self-insured for certain levels of general liability (including product liability) and workers' compensation coverage. The Parent has recorded accruals for self-insurance programs based on actuarial calculations prepared by outside actuaries. The Parent has billed the Division $2,128,000, $4,591,000 and $3,235,000 in 1996, 1995 and 1994, respectively, for such costs.

 Use of Estimates

  The preparation of statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3. RETIREMENT BENEFITS:

  Most employees of the Division are covered under the Parent's noncontributory retirement plans. The plan benefits for salaried employees are based on employees' earnings during their years of participation in the plan. Hourly employees' plan benefits are based on various dollar units multiplied by the number of years of eligible service. The Parent's policy is to fund amounts as necessary on an actuarial basis to comply with the Employee Retirement Income Security Act of 1974. Cost is allocated to each of the Parent's operations based on an actuarial determination.

  The Division recorded pension expense of $208,000, $163,000 and $368,000 in 1996, 1995 and 1994, respectively.

4. LEASE COMMITMENTS:

  Rental commitments under noncancelable operating leases as of December 31, 1996, were as follows:

   YEARS ENDING DECEMBER 31
   ------------------------
   1997............................................................ $ 3,876,000
   1998............................................................   3,363,000
   1999............................................................   2,054,000
   2000............................................................     570,000
   2001 and beyond.................................................     633,000
                                                                    -----------
     Total minimum payments required............................... $10,496,000
                                                                    ===========

                              SNORKEL DIVISION OF
                           FIGGIE INTERNATIONAL INC.
                                   (NOTE 1)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1996


  Certain leases expiring during 1998 and 1999 contained an option whereby the Division could purchase the equipment for a fixed price. Upon the sale of the Division on November 17, 1997 (Note 7), the equipment underlying these leases was purchased by the acquirer at a cost of $7,640,000.

5. CONTINGENCIES:

  The Division is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liability as of December 31, 1996, will not have a material adverse effect on the Division's financial position or the results of its operations.

6. OTHER INCOME:

  Other income in 1994 includes income of $9,383,000 from insurance recoveries for the business interruption related to the Missouri river floods in 1993.

7. SALE OF DIVISION:

  On November 17, 1997, the Parent sold the assets of the Division to OmniQuip International Inc. for $100,000,000 in cash, plus up to $50,000,000 in additional cash consideration based on the Division's net sales between April 1, 1998, and March 31, 1999.


       The accompanying notes are an integral part of these statements.

                 SNORKEL DIVISION OF FIGGIE INTERNATIONAL INC.

       COMBINED STATEMENTS OF ASSETS, LIABILITIES, AND DIVISIONAL EQUITY
                                  (UNAUDITED)

                                                     SEPTEMBER 30, DECEMBER 31,
                                                         1997          1996
                                                     ------------- ------------
                                                      (UNAUDITED)
                       ASSETS
Current assets:
  Cash..............................................  $ 1,855,000  $ 1,014,000
  Accounts receivable, net of allowance for doubtful
   accounts of
   $240,000 and $160,000 for 1997 and 1996,
   respectively.....................................   17,776,000   11,954,000
  Inventory
    Raw materials and WIP...........................   19,792,000   18,434,000
    Finished goods..................................   13,690,000    8,027,000
                                                      -----------  -----------
                                                       33,482,000   26,461,000
  Prepaid expenses..................................      155,000      136,000
                                                      -----------  -----------
      Total current assets..........................   53,268,000   39,565,000
Property and equipment:
  Land and improvements.............................      696,000      507,000
  Building and improvements.........................    7,107,000    6,611,000
  Machinery and equipment...........................   13,580,000   13,201,000
  Furniture and fixtures............................      650,000      229,000
                                                      -----------  -----------
                                                       22,033,000   20,548,000
  Less: Accumulated depreciation....................   (9,524,000)  (7,097,000)
                                                      -----------  -----------
                                                       12,509,000   13,451,000
  Goodwill..........................................   13,738,000   14,094,000
  Other assets......................................       91,000       91,000
                                                      -----------  -----------
      Total assets..................................  $79,606,000  $67,201,000
                                                      ===========  ===========
         LIABILITIES AND DIVISIONAL EQUITY
Current liabilities:
  Accounts payable..................................  $14,842,000  $10,570,000
  Accrued salaries..................................    1,868,000    2,044,000
  Accrued expenses..................................      601,000      465,000
  Accrued taxes other than Federal income tax.......    1,393,000    1,436,000
                                                      -----------  -----------
      Total current liabilities.....................   18,704,000   14,515,000
Contingencies (Note 2)
Divisional equity...................................   60,902,000   52,686,000
                                                      -----------  -----------
      Total liabilities and divisional equity.......  $79,606,000  $67,201,000
                                                      ===========  ===========

        The accompanying notes are an integral part of these statements.

                 SNORKEL DIVISION OF FIGGIE INTERNATIONAL INC.

              COMBINED STATEMENTS OF REVENUE AND CERTAIN EXPENSES
                                  (UNAUDITED)

                                                    FOR THE NINE  FOR THE NINE
                                                    MONTHS ENDED  MONTHS ENDED
                                                    SEPTEMBER 30, SEPTEMBER 30,
                                                        1997          1996
                                                    ------------- -------------
Net sales.......................................... $122,731,000  $124,095,000
Cost of sales......................................   99,503,000    96,488,000
                                                    ------------  ------------
Gross profit.......................................   23,228,000    27,607,000
Selling, general and administrative expenses.......   10,741,000     9,557,000
                                                    ------------  ------------
Operating income...................................   12,487,000    18,050,000
                                                    ------------  ------------
Other income.......................................      164,000       360,000
                                                    ------------  ------------
Revenue in excess of expenses...................... $ 12,651,000  $ 18,410,000
                                                    ============  ============




        The accompanying notes are an integral part of these statements.

                 SNORKEL DIVISION OF FIGGIE INTERNATIONAL INC.

               COMBINED STATEMENT OF CHANGES IN DIVISIONAL EQUITY
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)

Balance, December 31, 1996......................................... $52,686,000
  Revenue in excess of expenses (unaudited)........................  12,651,000
  Cumulative translation adjustment (unaudited)....................    (913,000)
  Cash transfers to parent, net (unaudited)........................  (3,522,000)
                                                                    -----------
Balance, September 30, 1997 (unaudited)............................ $60,902,000
                                                                    ===========



        The accompanying notes are an integral part of these statements.

                 SNORKEL DIVISION OF FIGGIE INTERNATIONAL INC.

                       COMBINED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                            NINE MONTHS ENDED NINE MONTHS ENDED
                                              SEPTEMBER 30,     SEPTEMBER 30,
                                                  1997              1996
                                            ----------------- -----------------
Cash flows from operating activities:
 Revenue in excess of expenses.............    $12,651,000       $18,410,000
 Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation.............................      2,422,000         1,849,000
  Amortization of goodwill.................        356,000           356,000
  (Increase) decrease in accounts
   receivable..............................     (5,822,000)       (3,621,000)
  (Increase) decrease in inventories, net..     (7,021,000)       (2,447,000)
  Decrease in prepaid expenses.............        (19,000)           34,000
  Increase (decrease) in liabilities.......      3,276,000          (806,000)
                                               -----------       -----------
    Net cash provided by operating
     activities............................      5,843,000        13,775,000
                                               -----------       -----------
Cash flows from investing activities:
  Capital expenditures.....................     (1,480,000)       (3,446,000)
                                               -----------       -----------
    Net cash used in investing activities..     (1,480,000)       (3,446,000)
                                               -----------       -----------
Cash flows from financing activities:
  Cash transfers to parent, net............     (3,522,000)      (10,093,000)
                                               -----------       -----------
    Net cash used in financing activities..     (3,522,000)      (10,093,000)
                                               -----------       -----------
Net increase in cash.......................        841,000           236,000
Cash, beginning of period..................      1,014,000           348,000
                                               -----------       -----------
Cash, end of period........................    $ 1,855,000       $   584,000
                                               ===========       ===========


        The accompanying notes are an integral part of these statements.

                 SNORKEL DIVISION OF FIGGIE INTERNATIONAL INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS
                              SEPTEMBER 30, 1997
                                  (UNAUDITED)


1. UNAUDITED COMBINED FINANCIAL STATEMENTS

  The accompanying unaudited combined financial statements of Snorkel Division (the Company or Snorkel) of Figgie International Inc. (Figgie) have been prepared in accordance with the instructions for Form 10-Q and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. However, in the opinion of management, such information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for the periods presented. Operating results for any quarter are not necessarily indicative of the results for any other quarter or for the full year. These statements should be read in conjunction with the audited combined financial statements and notes relating thereto for the year ended December 31, 1996 included elsewhere in this Registration Statement on Form S-1 of OmniQuip International, Inc.

  These statements have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the Company's assets, liabilities, revenues and expenses. The statements reflect the revenues and expenses of the Company, including those direct expenses of the Company that are paid by Figgie and charged directly to the Company. Certain expenses incurred by Figgie have not been allocated to the Company. These expenses include corporate legal, treasury, and tax services. Additionally, the taxable income of the U.S. portion of Company is included in the consolidated U.S. tax return of Figgie. As a result, Figgie has allocated no U.S. income tax expense or related current or deferred tax assets or liabilities to the Company. The U.S. operation of the Company is not an income tax reporting entity nor does it have a tax-sharing agreement with Figgie. Income tax liabilities or benefits attributable to the Company are recorded by Figgie.

  Figgie utilizes a centralized cash management system for certain of its operations, including the Company. Cash distributed to or advanced from Figgie has been reflected as a decrease or increase in divisional equity in the accompanying statements. The cash transfers (to) from Figgie, net for the nine months ended September 30, 1997 and 1996 consist entirely of such transactions.

2. CONTINGENCIES

  The Company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liability as of September 30, 1997, will not have a material adverse effect on the Company's financial position or the results of its operations.

3. SALE OF SNORKEL

  On November 17, 1997, Figgie International Inc. sold certain net assets of the Company to OmniQuip International, Inc. for $100,000,000 in cash, plus up to $50,000,000 in additional cash consideration based on the Company's net sales between April 1, 1998 and March 31, 1999. The accompanying financial statements reflect the Company's pre-acquisition basis of accounting and do not reflect any effects of the acquisition by OmniQuip International, Inc. or the related financing thereof.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders ofOmniQuip International, Inc.

  In our opinion, the accompanying balance sheet and related statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Lull Industries, Inc. at December 31, 1995 and August 15, 1996, and the results of its operations and its cash flows for the fiscal years ended December 31, 1994 and 1995, and for the period January 1, 1996 through August 15, 1996, respectively, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As explained in Note 1, effective August 15, 1996, OmniQuip International, Inc. purchased substantially all of the assets and assumed certain liabilities of Lull Industries, Inc.


Price Waterhouse LLP
St. Louis, Missouri
November 1, 1996

                             LULL INDUSTRIES, INC.

                                 BALANCE SHEET

                                                        DECEMBER 31, AUGUST 15,
                                                            1995        1996
                                                        ------------ ----------
                                                        (DOLLARS IN THOUSANDS,
                                                        EXCEPT PER SHARE DATA)
                        ASSETS
Current assets:
  Cash.................................................   $   520     $ 3,959
  Accounts receivable, net.............................     5,106       6,231
  Inventories..........................................    10,422      11,762
  Rental equipment, less accumulated depreciation of
   $52 and $0, respectively............................       997
  Prepaid expenses and other current assets............       147         121
                                                          -------     -------
    Total current assets...............................    17,192      22,073
Property, plant and equipment..........................     6,350       7,051
Other assets, net......................................       541         514
                                                          -------     -------
                                                          $24,083     $29,638
                                                          =======     =======
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt....................   $   986     $    79
  Current portion of long-term debt-related party......       500         500
  Accounts payable.....................................     4,255       7,667
  Accrued liabilities..................................     7,107      12,338
                                                          -------     -------
    Total current liabilities..........................    12,848      20,584
Long-term debt.........................................       898         851
Long-term debt-related parties.........................     3,000       3,000
                                                          -------     -------
    Total liabilities..................................    16,746      24,435
                                                          -------     -------
Commitments and contingencies (Notes 4 and 9)
Stockholders' equity:
  Class A voting common stock; no par value, stated at
   $100 per share; authorized 1,000,000 shares; issued
   21,400 and 23,150 shares, respectively..............     2,140       2,315
  Class B nonvoting common stock; authorized 1,000,000
   shares; no shares issued                                    --          --
  Additional paid-in capital...........................       238         728
  Retained earnings....................................     5,040       2,398
                                                          -------     -------
                                                            7,418       5,441
Less notes receivable from stockholders (Note 5).......       (81)       (238)
                                                          -------     -------
    Total stockholders' equity.........................     7,337       5,203
                                                          -------     -------
                                                          $24,083     $29,638
                                                          =======     =======

   The accompanying notes are an integral part of these financial statements.

                             LULL INDUSTRIES, INC.

                              STATEMENT OF INCOME

                                 FOR THE FISCAL
                                   YEAR ENDED     FOR THE PERIOD     FOR THE
                                  DECEMBER 31,    JANUARY 1, 1996  SIX MONTHS
                                 ---------------      THROUGH         ENDED
                                  1994    1995    AUGUST 15, 1996 JUNE 30, 1995
                                 ------- -------  --------------- -------------
                                                                   (UNAUDITED)
                                            (DOLLARS IN THOUSANDS)
Net sales......................  $45,838 $74,747      $61,898        $35,220
Cost of sales..................   37,669  59,318       49,212         27,468
                                 ------- -------      -------        -------
Gross profit...................    8,169  15,429       12,686          7,752
Selling, general and
 administrative expenses.......    3,565   5,987        4,823          2,593
Boom warranty charge (Note 4)..            2,881
Stock compensation expense
 (Note 5)......................      234     504          750            252
                                 ------- -------      -------        -------
Operating income...............    4,370   6,057        7,113          4,907
Other (income) expense:
  Interest expense, net........      169      86          110             36
  Interest expense-related
   parties.....................      240     243          176            120
  Other, net...................      510    (424)        (256)           (48)
                                 ------- -------      -------        -------
Net income.....................  $ 3,451 $ 6,152      $ 7,083        $ 4,799
                                 ======= =======      =======        =======



   The accompanying notes are an integral part of these financial statements.

                             LULL INDUSTRIES, INC.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
    FOR THE FISCAL YEARS ENDED DECEMBER 31, 1994 AND 1995 AND FOR THE PERIOD
                    JANUARY 1, 1996 THROUGH AUGUST 15, 1996

                         COMMON SHARES                      RETAINED      NOTES
                          OUTSTANDING          ADDITIONAL   EARNINGS    RECEIVABLE
                            CLASS A    CLASS A  PAID-IN   (ACCUMULATED     FROM
                            VOTING     VOTING   CAPITAL     DEFICIT)   SHAREHOLDERS  TOTAL
                         ------------- ------- ---------- ------------ ------------ -------
                                               (DOLLARS IN THOUSANDS)
Balance, January 1,
 1994...................       20      $2,000    $ --       $  (386)      $ --      $ 1,614
  Net income............                                      3,451                   3,451
  Distribution to
   stockholders.........      --          --       --          (392)        --         (392)
                              ---      ------    -----      -------       -----     -------
Balance, December 31,
 1994...................       20       2,000      --         2,673         --        4,673
  Net income............                                      6,152                   6,152
  Distribution to
   stockholders.........                                     (3,716)                 (3,716)
  Exercise of employee
   stock options (Note
   5)...................        1         140      238                     (144)        234
  Interest on
   stockholder notes
   receivable...........                                                     (6)         (6)
  Distributions to
   stockholders applied
   to notes receivable..      --          --       --           (69)         69         --
                              ---      ------    -----      -------       -----     -------
Balance, December 31,
 1995...................       21       2,140      238        5,040         (81)      7,337
  Net income............                                      7,083                   7,083
  Distribution to
   stockholders.........                                     (9,697)                 (9,697)
  Exercise of employee
   stock options (Note
   5)...................        2         175      490                     (180)        485
  Interest on
   stockholder notes
   receivable...........                                                     (5)         (5)
  Distributions to
   stockholders applied
   to notes receivable..      --          --       --           (28)         28         --
                              ---      ------    -----      -------       -----     -------
Balance, August 15,
 1996...................       23      $2,315    $ 728      $ 2,398       $(238)    $ 5,203
                              ===      ======    =====      =======       =====     =======


   The accompanying notes are an integral part of these financial statements.

                             LULL INDUSTRIES, INC.

                            STATEMENT OF CASH FLOWS

                                FOR THE FISCAL
                                  YEAR ENDED      FOR THE PERIOD     FOR THE
                                 DECEMBER 31,     JANUARY 1, 1996  SIX MONTHS
                                ----------------      THROUGH         ENDED
                                 1994     1995    AUGUST 15, 1996 JUNE 30, 1995
                                -------  -------  --------------- -------------
                                                                   (UNAUDITED)
                                           (DOLLARS IN THOUSANDS)
Cash flows from operating
 activities:
 Net income.................... $ 3,451  $ 6,152      $ 7,083        $ 4,799
 Adjustments to reconcile net
  income to net cash provided
  by operating activities:
   Depreciation and
    amortization...............     504      627          493            217
   Interest on stockholder
    notes receivable...........               (6)          (5)
   Donations of equipment (Note
    10)........................     432
   (Increase) decrease in
    current assets:
    Accounts receivable, net...    (590)  (2,810)      (1,124)        (2,313)
    Inventories................  (1,908)  (5,494)      (1,340)        (2,392)
    Prepaid expenses and other
     current assets............      63      (33)          26           (111)
    Rental equipment...........    (339)    (657)         852            339
   Increase (decrease) in
    current liabilities:
    Accounts payable...........   2,723    1,106        3,412          1,339
    Accrued liabilities........     492    5,388          (83)           (67)
                                -------  -------      -------        -------
     Net cash provided by
      operating activities.....   4,828    4,273        9,314          1,811
                                -------  -------      -------        -------
Cash flows from investing
 activities:
 Capital expenditures, net.....  (2,670)  (2,191)      (1,023)          (914)
 Purchase of Mahto Industries,
  Inc. (Note 11)...............     --      (500)         --            (500)
                                -------  -------      -------        -------
     Net cash used in investing
      activities...............  (2,670)  (2,691)      (1,023)        (1,414)
                                -------  -------      -------        -------
Cash flows from financing
 activities:
 Distributions to
  stockholders.................    (392)  (3,716)      (3,897)        (2,682)
 Net proceeds (payments) on
  debt under revolving credit
  facility.....................  (2,905)    (100)                      2,500
 Proceeds from long-term debt..            1,994                         250
 Principal payments on long-
  term debt....................             (110)        (955)          (103)
 Borrowings from stockholders
  notes payable................   1,000
 Principal payments on
  stockholder notes payable....    (500)     --           --             --
                                -------  -------      -------        -------
     Net cash used in financing
      activities...............  (2,797)  (1,932)      (4,852)           (35)
                                -------  -------      -------        -------
     Net increase (decrease) in
      cash.....................    (639)    (350)       3,439            362
Cash at beginning of period....   1,509      870          520            870
                                -------  -------      -------        -------
Cash at end of period.......... $   870  $   520      $ 3,959        $ 1,232
                                =======  =======      =======        =======
SUPPLEMENTAL DISCLOSURES OF
 CASH FLOW INFORMATION:
 Cash payments for interest.... $   446  $   370      $   218
                                =======  =======      =======
 Supplemental schedule of
  noncash investing and
  financing activities:
    Stockholder notes
     receivable issued for
     stock..................... $   --   $   144      $   180
                                =======  =======      =======
    Compensation expense
     recorded as additional
     paid-in capital on stock
     issuance.................. $   --   $   234      $   485
                                =======  =======      =======
    Distributions to
     stockholders applied to
     notes receivable.......... $   --   $    69      $    28
                                =======  =======      =======
    Dividends declared but not
     paid...................... $   --   $   --       $ 5,800
                                =======  =======      =======

   The accompanying notes are an integral part of these financial statements.

                             LULL INDUSTRIES, INC.

                         NOTES TO FINANCIAL STATEMENTS
                            (DOLLARS IN THOUSANDS)

1. ACQUISITION OF THE COMPANY'S ASSETS AND ASSUMPTION OF CERTAIN LIABILITIES

  On August 15, 1996, OmniQuip International, Inc. (OmniQuip) purchased substantially all of the assets of Lull Industries, Inc. (the Company), excluding cash, certain accounts receivable and rental equipment, and assumed certain liabilities of the Company. The purchase price paid to the Company for the assets totaled approximately $69,000, subject to certain adjustments, and assumed liabilities totaled approximately $14,600. The acquisition was financed through additional borrowings. In conjunction with the purchase of substantially all of the assets and assumption of certain liabilities of the Company by OmniQuip, the Company's board of directors initiated and approved changes to the Company's stock option plan, declared a special dividend and approved a special payment related to the negotiation of the asset acquisition. The accompanying financial statements have been prepared on a preacquisition basis of accounting and do not reflect the effects of the acquisition of the net assets of the Company by OmniQuip International, Inc. and the related transactions described in the preceding sentence.

2. SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

  The accounting policies utilized by the Company require management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates. The significant accounting policies followed by the Company are described below and are in conformity with generally accepted accounting principles.

 Business

  The Company commenced full-time operations effective January 1, 1994 after purchasing the assets of a predecessor business out of bankruptcy in November 1993, and after the completion of a plant and equipment reorganization in November and December 1993. As a result thereof, a statement of operations for the period November 1993 through December 31, 1993 is not presented in the financial statements. The accumulated deficit at December 31, 1993 of ($386) reflects the net start-up costs of the Company. The acquisition in November 1993 was accounted for under the purchase method of accounting and the purchase price of approximately $7,000 was assigned to the net assets acquired based on their fair market value at the acquisition date.

  The Company is principally engaged in the manufacture and sale of rough terrain telescopic material handlers to customers in the United States with a primary focus on national rental fleets.

 Revenue recognition

  Revenue is recognized upon shipment to the customer. Costs and related expenses to manufacture the products are recorded as costs of sales when the related revenue is recognized.

 Cash and cash equivalents

  For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which may at times exceed federally insured limits. The Company has not experienced any losses due exceeding these limits.

 Relationships with suppliers

  The Company purchases several of its key component parts primarily from specific suppliers. The Company believes that the supply of these components and the number of alternative suppliers are adequate.

                             LULL INDUSTRIES, INC.

                            (DOLLARS IN THOUSANDS)


 Inventories

  Inventories are stated at the lower of cost, determined using the first-in, first-out (FIFO) method, or market. Obsolete, excess or unsaleable inventories are reflected at their estimated realizable values.

 Rental equipment

  Rental equipment consists of machines leased to the Company's largest customer based on agreements which have expired in 1996. The rental equipment had been depreciated on a straight-line basis over the estimated life of the equipment. In 1996, these machines were sold to the customer, with gross profit of $232 recognized for the excess of the sales price of $1,084 over the carrying value of the machines.

 Property, plant and equipment

  Property, plant and equipment is recorded at cost and is depreciated using the straight-line method over the estimated useful lives of the assets which range from five to thirty-nine years.

  Expenditures for repairs, maintenance and minor renewals are charged to income as incurred. Expenditures which improve an asset or extend its estimated useful life are capitalized. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

 Warranty costs

  The Company provides, by a current charge to income, an amount it estimates will be necessary to cover future warranty obligations for products sold during the year. As further discussed in Note 4, the Company also provides for specific warranty obligations as necessary and appropriate.

 Customer rebates

  The Company offers its customers the opportunity to earn rebates based upon volume of sales during the fiscal year. The Company provides, by a current charge to income, an amount it estimates will ultimately be paid as rebates to those customers based upon current sales levels and anticipated sales trends.

 Income taxes

  The Company has elected to be taxed as a subchapter S Corporation under sections of the federal and state income tax laws which provide that, in lieu of corporate income taxes, the Company's stockholders include in their individual income tax returns their pro rata share of the Corporation's taxable income. Therefore, these statements do not include any provision for corporate income taxes.

 Fair value of financial instruments

  The Company records all financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, other accruals and notes payable, at cost which approximates fair value.

 Fiscal year

  The Company's fiscal year end is December 31.

                             LULL INDUSTRIES, INC.

                            (DOLLARS IN THOUSANDS)


 Earnings per share information

  Given the historical organization and capital structure of the Company, earnings per share information is not considered meaningful or relevant and has not been presented in the accompanying financial statements or the notes thereto.

 Unaudited information

  The income statement and cash flow data for the six months ended June 30, 1995 are unaudited. However, in the opinion of management, such information has been prepared on a basis consistent with the audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations presented.

3. FINANCING

  Long-term debt consists of the following:

                                                         DECEMBER 31, AUGUST 15,
                                                             1995        1996
                                                         ------------ ----------
Stockholder note payable--principal due November 23,
 1998; interest due annually at 8%; subordinated to
 bank debt; secured by all assets of the Company.......     $3,000      $3,000
Stockholder note payable--principal due January 31,
 1996 and in arrears interest due monthly at the prime
 rate plus .5% (8.75% at August 15, 1996); secured by
 land and buildings....................................        500         500
Term note payable to City of Eagan, MN--principal plus
 interest at 4% due in monthly installments of $2,531
 with a final payment due in April 2005; secured by
 certain equipment and personal guarantees of the
 Company's stockholders................................        236         222
Term notes payable to financing company--principal plus
 interest at 9.5% due in monthly installments of
 $87,205, with the final payment made in August 1996;
 secured by certain rental equipment...................        915
Mortgage note payable to bank--principal due in monthly
 installments of $4,167, plus interest at the prime
 rate (8.25% at August 15, 1996), through August 1998,
 with remaining balance due September 1998; secured by
 building..............................................        733         708
Revolving credit agreement.............................        --          --
                                                            ------      ------
                                                             5,384       4,430
Less--current portion of long-term debt................      1,486         579
                                                            ------      ------
                                                            $3,898      $3,851
                                                            ======      ======

  The Company maintains a revolving credit agreement with a bank. This agreement provides for borrowings of up to the lesser of $4,000 or a borrowing base formula determined by eligible receivables and inventories. Borrowings under this line of credit are due April 30, 1997 and bear interest at the prime rate (8.25% at August 15, 1996). Borrowings outstanding under the agreement were $100, $0 and $0 at December 31, 1994 and 1995, and August 15, 1996, respectively. At August 15, 1996, the Company had unused borrowing capacity of $4,000 under this facility. Substantially all of the Company's assets are pledged as security under the credit agreement. In addition, the Company's two primary stockholders have personally guaranteed any borrowings thereunder up to $500 in total, and have pledged their shares of the Company's common stock as collateral. The loan requires maintenance of minimum working capital, net worth, and other financial ratios and contains other covenants limiting borrowings, cash dividends or distributions, and equipment purchases. The Company has obtained a waiver from the bank for any covenant violations.

                             LULL INDUSTRIES, INC.

                            (DOLLARS IN THOUSANDS)

  Interest expense relative to stockholder notes payable approximated $240, $243 and $176 for the fiscal years ended December 31, 1994 and 1995 and for the period January 1, 1996 through August 15, 1996, respectively.

  Maturities of long-term debt for the period and fiscal years subsequent to August 15, 1996 are as follows:

   August 15-December 31, 1996.......................................... $  527
   1997.................................................................     52
   1998.................................................................  3,661
   1999.................................................................     24
   2000.................................................................     25
   Thereafter...........................................................    141
                                                                         ------
                                                                         $4,430
                                                                         ======

  All of the Company's outstanding debt was repaid in conjunction with the purchase of the Company's assets by OmniQuip, as described in Note 1.

4. BOOM WARRANTY CHARGE

  During 1995, the Company determined that a specific warranty obligation had been incurred on certain manufactured boom units. The Company completed its initial assessment of the magnitude of the potential warranty claims and recorded a charge to operations of $2,881 for the fiscal year ended December 31, 1995. This amount represents the Company's estimate of the total costs associated with this warranty obligation. At December 31, 1995 and August 15, 1996, a corresponding liability of $2,881 and $2,600, respectively, is reflected as a component of accrued liabilities in the accompanying balance sheet.

5. STOCK COMPENSATION EXPENSE

  The Company has a stock option plan for certain key employees whereby the Company granted options on January 5, 1994 to purchase 9,114 shares of the Company's Class A common stock at exercise prices ranging from $100 to $110 per share. Fair value of the common stock was determined by the Board of Directors to be $100 per share at the grant date. These options are exercisable over five years from date of grant based upon individual vesting provisions and Company profitability. Additionally, the options contain a repurchase provision whereby the Company may buy back the stock at some future date, based on a per share price equal to 110% of the Company's net book value. During 1995 and 1996, options to acquire 1,400 and 1,750 common shares, respectively, were exercised in accordance with the terms of the agreement. Approximately $144 and $180, respectively, in interest-bearing notes were issued to the employees to finance the exercise of the stock options, which have carrying values of $81 and $238 at December 31, 1995 and August 15, 1996, respectively. The options and any related stock purchases may be canceled if income levels are not achieved over the five-year period or in the event of termination of employment of the key employees.

  During the fiscal years ended December 31, 1994 and 1995, and in the period January 1, 1996 through August 15, 1996, stock compensation expense in the amount of $234, $504 and $750, respectively, has been recorded and charged to operations in relation to this plan. Such compensation expense was determined based on the difference between the exercise price at the date of grant and the formula price to be paid by the Company upon repurchase.

6. RETIREMENT PLAN

  Effective August 1, 1995, the Company adopted a 401(k) profit sharing plan which covers substantially all eligible employees who meet certain service and age requirements. Commencing January 1, 1996, the Company

                             LULL INDUSTRIES, INC.

                            (DOLLARS IN THOUSANDS)

has provided a matching contribution equal to 100% of each eligible participant's contributions to the plan at a rate of between 1% and 5% of the employee's years of service, as defined. In addition, the Company may make discretionary contributions to the plan. During the period January 1, 1996 through August 15, 1996, the Company contributed $66 to the plan.

7. CUSTOMER FINANCING ARRANGEMENTS

  The Company is a party to a retail finance agreement with a financing company, which provides the Company's distributors with financing for equipment purchases from the Company. The financing company has also agreed to provide financing for distributors' purchases of Company-produced equipment used as rental inventory by the distributors. Such contracts are arranged on an instalment basis with a balloon payment by the distributor for the residual balance at the end of the term (typically due 48 months from date of shipment). In the event the distributor does not elect to pay or refinance the balloon payment, the Company has agreed to pay the residual amount if requested by the financing company. A secured interest in the equipment financed is maintained by the finance company. Aggregate outstanding loan balances under this agreement as of December 31, 1995 and August 15, 1996 were approximately $2,600 and $10,887, respectively. This contingency would be reduced by proceeds from the sales of related equipment. Management believes that any such liability under this arrangement, if incurred, would not have a material impact on the results of operations or financial condition of the Company.

8. CONCENTRATIONS OF CREDIT

  Sales are made throughout the United States primarily on credit terms established on an individual customer basis. The Company performs ongoing credit evaluations of its customers. The Company maintains reserves for potential credit losses and historically such losses have been within management's expectations. Sales to the Company's five largest customers during the fiscal years ended December 31, 1994 and 1995 and the period January 1, 1996 through August 15, 1996 were 49%, 48% and 42% of net sales, respectively. Receivables from these customers approximated 13% and 43% of trade accounts receivable at December 31, 1995 and August 15, 1996, respectively.

9. CONTINGENCIES

  The Company is included in various litigation consisting almost entirely of product and general liability claims arising in the normal course of business. The Company maintains insurance policies relative to product and general liability claims and has provided reserves for the estimated cost of the self-insured retention; accordingly, these actions, when ultimately concluded, are not expected to have a material adverse effect on the financial position or results of operations of the Company.

10. DONATIONS OF EQUIPMENT

  The Company donated certain equipment with a net book value of $432 to various nonprofit organizations in 1994. These items were originally acquired by the Company in 1993 in connection with the acquisition and formation of the business. This type of donation is not expected to occur in the future and accordingly, management has classified the associated expense as nonoperating.

11. ACQUISITION OF MAHTO INDUSTRIES, INC.

  In April 1995, the Company purchased the inventory and production equipment of Mahto Industries, Inc., a manufacturer of light-duty construction equipment for $500. The acquisition has been accounted for as a

                             LULL INDUSTRIES, INC.

                            (DOLLARS IN THOUSANDS)

purchase, and results of operations since the date of acquisition are included in the statement of income. The fair value of the net assets acquired exceeded the purchase price by approximately $200, which was applied to reduce the carrying value of the production equipment. The pro forma impact of this acquisition on the Company's operation results was immaterial.

12. SUPPLEMENTAL BALANCE SHEET INFORMATION

                                                         DECEMBER 31, AUGUST 15,
                                                             1995        1996
                                                         ------------ ----------
ACCOUNTS RECEIVABLE, NET:
  Trade receivables.....................................   $ 4,906     $ 6,378
  Less allowance for doubtful accounts..................      (100)       (149)
  Other receivables.....................................       300           2
                                                           -------     -------
                                                           $ 5,106     $ 6,231
                                                           =======     =======
INVENTORIES:
  Finished goods........................................   $ 1,958     $ 6,669
  Work in process.......................................       743       1,598
  Raw materials.........................................     7,721       3,495
                                                           -------     -------
                                                           $10,422     $11,762
                                                           =======     =======
PROPERTY, PLANT AND EQUIPMENT, NET:
  Machinery and equipment...............................   $ 3,451     $ 4,460
  Buildings and building improvements...................     2,785       2,865
  Land and land improvements............................       414         414
  Furniture and fixtures................................       796         840
                                                           -------     -------
  Total property, plant and equipment, at cost..........     7,446       8,579
  Less: accumulated depreciation........................    (1,096)     (1,528)
                                                           -------     -------
                                                           $ 6,350     $ 7,051
                                                           =======     =======
ACCRUED LIABILITIES:
  Accrued customer rebates..............................   $ 2,532     $ 2,097
  Accrued salaries and employee benefits................       422         580
  Accrued stock compensation expense....................       504         769
  Dividends declared and payable........................                 5,800
  Accrued boom warranty.................................     2,881       2,000
  Other accrued warranty................................       346         537
  Other.................................................       422         555
                                                           -------     -------
                                                           $ 7,107     $12,338
                                                           =======     =======

                       [INSIDE BACK COVER OF PROSPECTUS]

Photo: OmniQuip's military telescopic material handlers loading onto military transport aircraft

Photo: SCAT TRAK brand skid steer loader with trencher attachment

Photo: SNORKELIFT brand of scissor-type aerial work platform being used to place materiel on the roof of a building

                      [OUTSIDE BACK COVER OF PROSPECTUS]






                         [OMNIQUIP INTERNATIONAL LOGO]

PROSPECTUS

                                3,600,000 Shares

                         [OMNIQUIP INTERNATIONAL LOGO]

                                 COMMON STOCK

                               ----------------

THE  SHARES  OFFERED HEREBY  ARE OUTSTANDING  SHARES OF  COMMON STOCK  OF  THE
 COMPANY  AND ARE BEING SOLD BY THE SELLING STOCKHOLDERS. SEE  "PRINCIPAL AND
  SELLING  STOCKHOLDERS." THE COMPANY WILL  NOT RECEIVE ANY OF THE  PROCEEDS
   FROM  THE SALE  OF SHARES  OFFERED HEREBY.  OF THE  3,600,000 SHARES  OF
    COMMON  STOCK   BEING  OFFERED,  720,000  SHARES  ARE   BEING  OFFERED
     INITIALLY   OUTSIDE  OF  THE  UNITED   STATES  AND  CANADA   BY  THE
      INTERNATIONAL UNDERWRITERS AND  2,880,000 SHARES ARE BEING OFFERED
       INITIALLY  IN   THE  UNITED  STATES  AND  CANADA   BY  THE  U.S.
        UNDERWRITERS.  SEE  "UNDERWRITERS." THE  COMMON  STOCK OF  THE
         COMPANY IS  TRADED ON THE  NASDAQ NATIONAL MARKET  UNDER THE
          SYMBOL "OMQP." ON MARCH  11, 1998, THE LAST SALE PRICE FOR
           THE  COMMON STOCK  AS  REPORTED BY  THE  NASDAQ NATIONAL
            MARKET WAS $26 1/4 PER SHARE.

                               ----------------

SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN
          FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION NOR  HAS  THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON  THE  ACCURACY OR  ADEQUACY  OF THIS  PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------
                             PRICE $25 1/2 A SHARE
                               ----------------

                                                  UNDERWRITING    PROCEEDS TO
                                      PRICE TO   DISCOUNTS AND      SELLING
                                       PUBLIC    COMMISSIONS(1) STOCKHOLDERS (2)
                                     ----------- -------------- ----------------
Per Share...........................   $25.50        $1.275         $24.225
Total(3)............................ $91,800,000   $4,590,000     $87,210,000

--------
  (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
  (2) Before deducting expenses payable by the Selling Stockholders estimated at $400,000.
  (3) The Selling Stockholders have granted to the U.S. Underwriters an option, exercisable for 30 days from the date hereof, to purchase an aggregate of 506,669 additional Shares of Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Selling Stockholders will be $104,720,060, $5,236,003 and $99,484,057, respectively. See
      "Underwriters."

                               ----------------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Sidley & Austin, counsel for the Underwriters. It is expected that delivery of the Shares will be made on or about March 17, 1998 at the offices of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                               ----------------

MORGAN STANLEY DEAN WITTER

           CREDIT SUISSE FIRST BOSTON

                      SCHRODERS

                                  ROBERT W. BAIRD & CO.
                                                   Incorporated

March 11, 1998